This is a confidential draft submission to the U.S. Securities and Exchange

Commission pursuant to Section 106(a) of the Jumpstart Our Business Startups Act of 2012 on July ____, 2022

and is not being filed publicly under the Securities Act of 1933, as amended.

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Amendment No. 2

to

FORM S-1

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

ULTIMAX DIGITAL, INC.
(Exact name of registrant as specified in its charter)

Delaware	7372	82-5336375
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code)	(I.R.S. Employer Identification No.)

420 Lexington Avenue

Suite 2320

New York, NY 10170

Telephone: (xxx) xxx-xxx

(Address and telephone number of registrant’s principal executive offices)

Jesse Sutton

Chief Executive Officer

Ultimax Digital, Inc.

420 Lexington Avenue

Suite 2320

New York, NY 10170

Telephone: (212) 661-6800

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Paul Goodman, Esq. Cyruli Shanks & Zizmor, LLP 420 Lexington Avenue Suite 2320 New York, NY 10170 Telephone: (212) 661-6800 Facsimile: (212) 661-5350	Richard Freidman, Esq. Sheppard, Mullin, Richter & Hampton LLP 30 Rockefeller Plaza New York, NY 10112 Telephone: (212) 653-8700

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans,, check the following box: ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting registrant	☒
		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided to Section 7(a)(2)(B) of the Securities Act. ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to Section 8(a) may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities, and it is not soliciting an offer to buy these securities, in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION  Dated: July 26, 2022

PRELIMINARY PROSPECTUS

[•] Shares of Common Stock

ULTIMAX DIGITAL, INC.

We are offering                              shares of our common stock. This is our initial public offering.

Prior to this offering, there was no public market for our common stock. It is currently estimated that the initial public offering price per share will be between $              and $               . We have applied to list our shares of common stock for trading on the Nasdaq Capital Market, subject to official notice of issuance, under the symbol “NFTU”. Completion of this offering is contingent on the approval of our listing application for trading on the Nasdaq Capital Market.

We are an “emerging growth company” as defined under the federal securities laws and, as such, we have elected to comply with reduced reporting requirements for this prospectus and may elect to do so in future filings.

Following this offering, we will be a “controlled company” within the meaning of the corporate governance rules of Nasdaq. See “Management.”

Investing in our securities is highly speculative and involves a high degree of risk. See “Risk Factors” beginning on page 10 of this prospectus for a discussion of information that should be considered in connection with an investment in our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

		Per Share		Total
Initial Public Offering Price	$		$
Underwriting discounts and commissions(1)	$		$
Proceeds, before expenses, to us	$		$

(1)

Excludes warrants to be issued to the underwriters upon the closing of this offering, which entitle them to purchase up to a total of 5% of the total number of shares of common stock sold in this offering at an exercise price equal to      % of the offering price of the common stock offered hereby. See “Underwriting” beginning on page     of this prospectus for additional information regarding the compensation payable to the underwriters.

We have granted the underwriters a 45-day option to purchase up to               additional shares of common stock at the initial public offering price, less the underwriting discount, to cover over-allotments.

The underwriters expect to deliver the securities to purchasers in the offering on or about                 , 2022.

WESTPARK CAPITAL

The date of this prospectus is                       , 2022

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Neither we nor the underwriters have authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses prepared by or on behalf of us or to which we have referred you. We and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus or in any applicable free writing prospectus is current only as of its date, regardless of its time of delivery or any sale of common shares. Our business, financial condition, results of operations and prospects may have changed since that date.

For investors outside the United States: Neither we nor the underwriters have done anything that would permit this offering or possession or distribution of this prospectus or any free writing prospectus we may provide to you in connection with this offering in any jurisdiction where action for that purpose is required, other than in the United States. You are required to inform yourselves about and to observe any restrictions relating to this offering and the distribution of this prospectus and any such free writing prospectus outside of the United States.

You should rely only on the information contained in this prospectus or in any free writing prospectuses or amendments thereto that we may provide to you in connection with this offering. Neither we  nor  the underwriter have authorized anyone to provide you with information different from, or in addition to, that contained in this prospectus or in any such free writing prospectus. If anyone provides you with different or inconsistent information, you should not rely on it. Neither we nor the underwriter can provide assurance as to the reliability of any other information that others may give to you. The information in this prospectus is accurate only as of the date on the front cover of this prospectus, and the information in any free writing prospectus that we may provide you in connection with this offering is accurate only as of the date of such free writing prospectus. Our business, financial condition, results of operations and prospects may have changed since those dates. Neither we nor the underwriter are making an offer to sell or seeking offers to buy these securities in any jurisdiction where or to any person to whom the offer or sale is not permitted.

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About This Prospectus

All references to Ultimax, the “company,” “we,” “us” and “our” are references to Ultimax Digital, Inc.

Unless otherwise indicated, all references to “dollars,” “US$,” or “$” in this prospectus are to United States dollars.

Also, any reference to “common share” or “common stock,” refers to our $0.0001 par value common stock

Unless otherwise indicated or the context otherwise requires, all information in this prospectus assumes no exercise of the over-allotment option.

Unless otherwise indicated, all references to “GAAP” in this prospectus are to United States generally accepted accounting principles.

Information contained on our websites, including www.ultimax.digital, shall not be deemed to be part of this prospectus or incorporated herein by reference and should not be relied upon by prospective investors for the purposes of determining whether to purchase the units offered hereunder.

For investors outside the United States, neither we nor the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. You are required to inform yourself about and to observe any restrictions relating to this offering and the distribution of this prospectus.

TRADEMARKS

We own or have rights to various trademarks, service marks and trade names that we use in connection with the operation of our business. This prospectus may also contain trademarks, service marks and trade names of third parties, which are the property of their respective owners. Our use or display of third parties’ trademarks, service marks and trade names or products in this prospectus is not intended to, and does not imply a relationship with, or endorsement or sponsorship by us. Solely for convenience, the trademarks, service marks and trade names referred to in this prospectus may appear without the ®, TM or SM symbols, but the omission of such references is not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the right of the applicable owner of these trademarks, service marks and trade names.

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PROSPECTIVE SUMMARY

This summary provides an overview of selected information contained elsewhere in this prospectus and does not contain all of the information you should consider before investing in our securities. You should carefully read the prospectus and the registration statement of which this prospectus is a part in their entirety before investing in our securities, including the information discussed under “Risk Factors” beginning on page 15 and our financial statements and notes thereto that appear elsewhere in this prospectus. Some of the statements in this prospectus constitute forward-looking statements. See “Cautionary Note Regarding Forward-Looking Statements.”

Company Overview

Ultimax Digital, Inc., a Delaware corporation, was incorporated on April 26, 2018 under the name Ultimas, Inc., to solve some of the most significant problems facing video game developers desiring to implement the capability to offer in-game purchases in their video game. In 2020, we pivoted our focus to the publishing of video games and in 2021, we increased our focus to include the development of a Non-Fungible Token marketplace and technology infrastructure to allow other video game developers the ability to add in-game NFT minting by game players.

We aim to combine element of a video game studio/publisher (“Ultimax Game Studio”), a marketplace for Non-Fungible Tokens (“Ultimax NFT Marketplace”), an NFT creation middleware developer (“Ultimax NFT Toolkit”), and an NFT studio which produces NFTs to sell in our Ultimax NFT Marketplace (“Ultimax NFT Studio”), and a payment processing platform. We believe that we will offer significant exposure to the rapidly growing and potentially transformative video game and NFT markets, while mitigating downside risk via our diversified model.

Leveraging our different elements, we look to cultivate and manage our various business components with the goal of leveraging collaboration and joint go-to-market strategies, such as our planned joint launch of our Ultimax NFT Marketplace and our new free to play video game called StoneHold.

While the video game industry is mature in sense that it employs customary business models and revenue strategies, the NFT industry is an early-stage industry with nascent markets, business strategies and revenue models. We believe that the NFT industry has significant growth potential, and that our NFT platform and ecosystem will create an important competitive advantage.

The Company had no revenue in 2020 and in 2021. As a result, management and our auditors have concluded that our historical recurring losses from operations and unstable cash flows from operations raise substantial doubt about our ability to continue as a going concern.

Ultimax Game Studio

The Ultimax Game Studio is focused on game acquisition and re-development. Our Game Studio strategy is to mitigate the risks associated with video game development by acquiring fully developed or nearly completed, high-quality video games from distressed development studios. By doing so, we seek to dramatically reduce the cost of game development and time to market, and reduce the risks associated with market acceptance. In selecting games to acquire, we also seek to balance the “hit” potential of premium games with the steady, substantial revenue opportunities of Free to Play (F2P) games.

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There are two major advantages to this strategy. First, we are able to leverage the millions of dollars spent by the original studios by acquiring rights for a fraction of the amounts already spent on development. This greatly reduces the substantial, open ended financial risks associated with game development. Second, we are able to review the quality and appeal of a game before acquiring the rights. This reduces the risk that after years of development, a game is not fun, playable or appealing, something that has occurred many times over the history of the video game industry. Simply stated, we are able to evaluate the “hit potential” of a game by actually playing it rather than just looking at pre-development storyboards. Finally, time to market for acquired games is dramatically reduced from years to only six months to a year.

Our experienced team of video game industry veterans has successfully acquired the publishing rights to two high-quality, franchise video games We have successfully launched our first game, Geminose, on a worldwide basis. Our second game, Stonehold, will launch in the first quarter of 2022.

Geminose

Our first game brought to market is named Geminose - Animal Popstars (“Geminose”), a delightful kids game for the Nintendo Switch, featuring ten international animal musicians and 20 original songs. Geminose is rated E for Everyone by the Entertainment Software Ratings Bureau and aimed at kids 5 to 12 years of age. The game is priced at $39.99 (US).

Geminose is sold through two separate retail channels. A packaged version of the game is sold through U & I Entertainment, an establish video game wholesale distributer with worldwide reach. As distributors, U & I Entertainment is responsible for all effort  and expense associated with duplicating copies of the game on to cartridges purchased from Nintendo, creating packaging, assembling product, warehousing of product, obtaining purchase orders from retailers, shipping product to retailers and collecting payment from retailer. U & I Entertainment has successfully placed Geminose - Animal Popstars into retailers including Amazon, Target, Walmart and GameStop in the United States, and Game.co, Argos, E.Leclerc, Micromania, Cultura, Media Market, Game.es, FNAC, Xtralife, 4u2Play, Proshop and Gamezone in the EU.

A download only copy of Geminose is sold by Nintendo worldwide on its eShop. Nintendo handles all aspects of product download, including collecting credit card payment and payment processing.

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StoneHold (formerly, Tantra Rumble)

Our second game, StoneHold, is a Free to Play (F2P), multiplayer (two teams of up to five players each), fantasy game in the genre known as a Multiplayer Online Battle Arena (MOBA). We acquired the publishing rights to StoneHold (originally called, Tantra Rumble) from its original developer, Susper S.A, which lacked the resources to complete development and launch the game.  In preparation for launch, we changed the name of the game from Tantra Rumble to StoneHold and have been working with our development studio partner Little Orbit, to make substantial improvement to game quality including the re-design of characters, animations, mythology, playability, tone, artwork and theme. We expect to launch StoneHold in the third quarter of 2022.

Ultimax NFT Marketplace

Non-Fungible Tokens or “NFTs” are a rapidly growing use of blockchain technology to securely record the ownership of digital assets, such as, digital art. NFTs have been covered extensively by the media, including a feature article about the use of NFTs in selling artwork that appeared in the New York Times Magazine on May 12, 2021.

Based upon our experience with developing both retail products and middleware technologies, we have devised an NFT business strategy that has both retail and underlying infrastructure components in a way that is analogous to and which intersects with our video game retail and infrastructure offering.

Our retail NFT strategy mimics the age old trading card model and we are actively designing and developing the Ultimax NFT Marketplace for original sales of NFTs. The Marketplace will allow Ultimax and third party content owners to create NFT-based trading cards for characters in their video games, and in the case of artists and comic book publishers, NFTs based upon their art and characters.

While other current NFT ventures are implementing Sotheby-type auctions for NFTs, we believe that strategy will produce hit or miss results, leaning heavily towards miss and making it hard to both predict and sustain revenue. Instead, we are focused on introducing digital collectibles to a wider audience, in a way that is reminiscent of the way concert tickets are sold. The NFT Marketplace is set to launch in the second quarter of 2022.

Our NFT Content Strategy

There is currently an onrush of NFT market competitors trying to license content for issuance as NFTs. We are engaged in this process as well and are continually trying to identify licensable content which will fit our Ultimax NFT Marketplace strategy. However, unlike competitors, our business model will not rise or fall with signing content licensing deals. Our content strategy has two additional legs—our own proprietary content from our own video games and content funneled to our Ultimax NFT Marketplace via our free Ultimax NFT Toolkit for game developers.

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Ultimax Proprietary Content

Our own games – Geminose and StoneHold – will be rich sources of digital content for the Ultimax NFT Marketplace. This will be especially true of StoneHold. As the popularity of both games increase, we plan to create digital trading cards for the game characters to be offered on the Ultimax NFT Marketplace. Equally as important, using our proprietary content will allow us to develop case studies to share with other video game developers.

Licensed Content

Our management collectively has decades of experience working in senior positions in the video game and comic book industries. Management is using their experience, knowledge of the industry and long-term business relationship to seek third party content for our Ultimax NFT Marketplace. The initial focus is on well known pop culture content which would fit our NFT trading card model for the Ultimax NFT Marketplace. Once licensed, we will either utilize images provided by the licensor, or commission artists to apply their artistic vision to create their own version of the licensed images. Both will be sold utilizing our weekly “drop” model. Our secondary focus is on original works of contemporary artists which will be created for a “Digital Art Exhibit” section of the NFT Marketplace.  We will adapt our sales and revenues models to better accommodate the style of any contemporary artist’s works being sold on the platform.  We have executed binding Memorandum of Understanding to acquire rights to create NFTs from the producers of two anthology television series, namely, Creep Show and Day of the Dead.

Ultimax NFT Toolkit and Plug-in

We believe that the third leg of our content strategy is the most unique and compelling aspect of our NFT offering, and will be a key differentiator from our competitors. Virtually every video game developer is now exploring how to utilize NFTs as an additional revenue source but also are facing the time and expense required to develop their own NFT minting solution, including a technology platform, a workable business strategy, a marketplace and the ability process payments made in either cash or cryptocurrencies. To meet this market opportunity, we are developing our NFT Toolkit. an embeddable programming interface which solves these problems for other game developers.

Thus, rather than us being constrained by the need to sign an endless stream of one-off content deals, the Ultimax NFT Toolkit is being designed to create a funnel of NFT content from other game developers. The Ultimax NFT Toolkit will support two kinds of NFT creation by game developers. First, developers will be able to populate the Marketplace with their own set of digital content to be sold with our ranked trading card ranking model. These will be sold utilizing our weekly “drop” model. Second, developers will be able to allow their users to generate or “mint” NFT’s “on the fly” to capture and commemorative game characters and actual in-game action along with visible meta data that shows why the item is exclusive.

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The Ultimax NFT Toolkit is currently in the development stage, and leverages the experience we gained in our initial development work done in 2018 for a planned payment processing platform which has not yet been developed.  It will be released in the third quarter of 2022 with our soon to be released game Stonehold being the first game to implement the Ultimax NFT Toolkit and Plug-in.

Once installed into an existing video game, a process that should take a developer less than a week, the NFT Plug-in empowers the game with a suite of new features which allows players to instantly capture an aspect of the game, such as a character, edit that character, automatically drop the image into a pre-defined trading card style frame, and finally, ship it to the Ultimax NFT Marketplace for sale. Additional features will allow the gamer to sign the NFT trading card and display the card in the gamer’s profile on the Ultimax NFT Marketplace. The Plug-in implements this entire feature set and all processing is done on Ultimax’s own servers. Except for installing the Plug-in into a video game’s programming code, a relatively simple process, the video game’s developer has no additional work to implement the NFT feature set.

The Ultimax NFT Toolkit will be provided free of charge to other game developers and we will share all revenue generated with both the game developer and the games who create the NFTs, turning gamers into money earning creators. This will have the effect of increasing player retention, increasing the amount of time players spend in game, generating revenue from increased in game purchasers and sharing revenue from NFT sales.

Industry Background

According to a report by IDC, the video game industry is larger than both the worldwide movie industry and the North American sports industry combined, with worldwide video game industry revenue of $179.7 billion. It is estimated that the global gaming market will grow to $268.8 billion in 2025. By 2025, in-game purchases are projected to surpass $74.4 billion.[1]

The market for Non-Fungible Tokens (NFTs) is new and growing rapidly.  According to a report by Chainalysis, as of the beginning of December 2021, users have spent at least $26.9 billion to purchase NFT’s with a significant portion of those sales occurring after June 2021[2]. Due to the newness and rapid growth of the NFT market, it is hard for analysts to project market size.  However, in a January 2022 report issued by investment bank Jeffries, the market for NFTs in 2022 will exceed $35 billion and grow to over $80 billion by 2025.

Employees

As of May 31, 2022, we did not have any full-time employees, and retained approximately seven consultants, software developers and engineers.

Corporate and Other Information

We were incorporated on April 26, 2018 in the state of Delaware as Ultimas, Inc. On July 26, 2021, we changed our name to Ultimax Digital, Inc.

Our principal offices are located at 420 Lexington Avenue, Suite 2320, New York, NY 10170 and our phone number is (212) 661-6800. Our website address is www.ultimax.digital. Information contained on or that can be accessed through our website does not constitute part of this prospectus and the inclusion of our website address in this prospectus is an inactive textual reference only.

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SUMMARY OF THE OFFERING

Common stock to be offered by us:	shares of common stock (or shares if the underwriters exercise their over-allotment option in full).
Common stock to be outstanding after this offering

shares, which includes the shares sold in the offering at $  per share (the mid-point of the offering price per share as shown on the cover page) (or shares if the underwriters exercise their over-allotment option in full).

Option to purchase additional shares of common stock:

We have granted the underwriters an option for a period of up to 45 days after the date of this prospectus to purchase up to additional shares of our common stock (equal to 15% of the number of shares of common stock sold in the offering), from us.

Use of proceeds

Based on an assumed initial public offering price of $   per share (the midpoint of the price range set forth on the cover page of this prospectus), we expect to receive gross proceeds of $    million, and net proceeds of $   million after payment of commissions and expenses (or gross proceeds of $    million and net proceeds of $   million if the over-allotment option is exercised in full). We intend to use the net proceeds from this offering for general working capital purposes, product development, marketing and taking advantage of potential strategic opportunities through acquisition of other assets or subsidiaries, although no such acquisitions are currently identified.

The principal purposes of this offering are to increase our capitalization and financial flexibility, create a public market for our common stock, and facilitate our future access to the capital markets. As of the date of this prospectus. we currently intend to use the net proceeds we receive from this offering for general corporate purposes, including working capital, operating expenses, and capital expenditures. We may use a portion of the net proceeds to acquire complementary businesses, products, services, or technologies. At this time, we do not have agreements or commitments to enter into any material acquisitions.

See “Use of Proceeds” on page 54 for a more complete description of the intended use of proceeds from this offering.

Dividend Policy

Holders of common stock are entitled to receive ratably such dividends, if any, as may be declared by our board of directors, or the Board, out of funds legally available. We have not paid any dividends since our inception, and, except for the future discretionary distributions described in the section entitled “Dividend Policy” of this prospectus, we presently anticipate that all earnings, if any, will be retained for development of our business. Any future disposition of dividends will be at the discretion of our Board and will depend upon, among other things, our future earnings, operating and financial condition, capital requirements, and other factors. For further information see section entitled “Dividend Policy” of this prospectus.

Voting Rights	Each share of common stock will entitle its holder to one vote on all matters to be voted on by stockholders. See “Description of Securities.”
Risk Factors

Investing in our securities is highly speculative and involves a high degree of risk. You should carefully consider the information set forth in this prospectus and, in particular, the specific factors set forth in the “Risk Factors” section beginning on page 15 of this prospectus before deciding whether or not to invest in our securities.

Proposed Trading Symbol:

We have applied to list our common stock on the Nasdaq Capital Market (“Nasdaq”) under the symbol “NFTX”. There can be no assurance that our application will be approved. The closing of this offering is contingent upon the successful listing of our common stock on the Nasdaq Capital Market.

Lock-up:

We and our directors, officers and certain of our principal stockholders have agreed with the underwriters not to offer for sale, issue, sell, contract to sell, pledge or otherwise dispose of any of our common stock or securities convertible into common stock for a period of 180 days after the date of this prospectus. See “Underwriting” on page 90.

Representative’s Warrants

Upon the closing of this offering, we will issue to WestPark Capital, Inc., as representative of the underwriters, the representative’s warrants entitling the representative to purchase 10% of the aggregate number of common shares issued in this offering. The representative’s warrants, once issued, will be exercisable for a period of seven years from the effective date of the registration statement of which this prospectus forms a part and may be exercised on a cash or cashless basis

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The number of common shares to be outstanding after this offering is based on common shares outstanding as of 2021 and excludes as of that date:

●

common shares issuable upon exercise of warrants to be issued to the representative of the underwriters as part of this offering at an exercise price of $      (assuming an initial public offering price of $ per share (the midpoint of the price range set forth on the cover page of this prospectus)).

Unless we indicate otherwise or the context otherwise requires, all information in this prospectus:

●	gives effect to the consummation of this offering;

●	assumes the shares of common stock are offered at $. per share (the midpoint of the price range listed on the cover page of this prospectus);

●	excludes shares reserved for issuance under the Ultimax Digital 2020 Equity Incentive Plan, as amended; and

●	assumes no exercise by the underwriters of their overallotment option.

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Summary of Risk Factors

Our business is subject to numerous risks described in the section entitled “Risk Factors” and elsewhere in this prospectus. You should carefully consider these risks before making an investment. Some of these risks include:

●	We are an early stage technology company;
●	Health epidemics have had, and could in the future have, an adverse impact on our business, operations, and the markets and communities in which we, our partners and customers operate;
●	We may not be successful in raising additional capital necessary to meet expected increases in working capital needs and we may not be able to continue our business operations;
●	Our market is competitive and dynamic and new competing products and services could be introduced at any time that could result in reduced profit margins and loss of market share;
●	Our plans for growth will place significant demands upon our resources and if we are unsuccessful in achieving our plan for growth, our business could be harmed;
●

We anticipate our products and technologies will require ongoing research and development and we may experience technical problems or delays and may not have the funds necessary to continue their development, which could lead our business to fail;

●	Our success depends on our ability to anticipate technological changes and develop new and enhanced products and services;
●	The failure to attract, hire, retain and motivate key personnel could have a significant adverse impact on our operations;
●	Competitive pricing pressure may reduce our gross profits and adversely affect our financial results;
●	High gas and transaction fees associated with the particular blockchains on which our NFTs are minted may discourage some prospective purchasers from purchasing NFTs from our marketplace;
●	The NFTs we mint may be subject to limited liquidity which may discourage some prospective purchasers from purchasing NFTs from our marketplace
●	The resale prices of NFTs we mint may be volatile.
●	Our future growth depends on our ability to attract, retain customers, and the loss of existing customers, or failure to attract new ones, could adversely impact our business and future prospects;
●	The continued operation of our business depends on the performance and reliability of the Internet, mobile networks, and other infrastructure that is not under our control;
●

If we fail to timely release updates and new features to our games and platforms and adapt and respond effectively to rapidly changing technology, evolving industry standards, changing regulations, or changing customer needs, requirements or preferences, our platforms may become less competitive;

●	We have incurred significant net losses since inception and anticipate that we will continue to incur net losses for the foreseeable future and may never achieve or maintain profitability;
●	Our reliance on exemptions from certain governance requirements as a “controlled company” within the meaning of Nasdaq listing standards; and
●	Our financial results may fluctuate substantially for many reasons, and past results should not be relied on as indications of future performance.

In addition, our management has concluded that our historical recurring losses from operations and negative cash flows from operations as well as our dependence on securing equity and other financings raise substantial doubt about our ability to continue as a going concern and our auditor has included an explanatory paragraph relating to our ability to private continue as a going concern in its audit reports for the years ended December 31, 2021 and 2020. If we are unable to adequately address these and other risks we face, our business, results of operations, financial condition and growth prospects may be harmed.

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Implications of Being an Emerging Growth Company

As a company with less than $1.07 billion in revenue during our last fiscal year, we qualify as an “emerging growth company” under the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. As an emerging growth company, we have elected to take advantage of reduced reporting requirements and are relieved of certain other significant requirements that are otherwise generally applicable to public companies. As an emerging growth company:

●	we may present only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Plan of Operation;
●	we are exempt from the requirement to obtain an attestation and report from our auditors on whether we maintained effective internal control over financial reporting under the Sarbanes-Oxley Act;
●	we are permitted to provide less extensive disclosure about our executive compensation arrangements; and
●	we are not required to give our stockholders non-binding advisory votes on executive compensation or golden parachute arrangements.

We may take advantage of these provisions until December 31, 2027 (the last day of the fiscal year following the fifth anniversary of our initial public offering) if we continue to be an emerging growth company. We would cease to be an emerging growth company if we have more than $1.07 billion in annual revenue, have more than $700 million in market value of our shares held by non-affiliates or issue more than $1.0 billion of non-convertible debt over a three-year period. We may choose to take advantage of some but not all of these reduced burdens. We have elected to provide two years of audited financial statements. Additionally, we have elected to take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended, or the Securities Act, for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date we (i) are no longer an emerging growth company or (ii) affirmatively and irrevocably opt out of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act.

Certain Corporate Governance Developments

As of June ____, 2022, several of our founders and early investors together, namely Paul Goodman, Jesse Sutton, Level Up Revocable Trust, Gideon 718 Equity Trust and Robin Equities Irrevocable Trust beneficially owned 71.7%  of the voting power of our common stock (the “Control Group”). Pursuant to a Stockholders’ Agreement, dated as of June      , 2022, members of the Control Group agreed to vote as a group for all matters placed before the stockholders for which a vote of stockholders is necessary (the “Voting Agreement”). The Voting Agreement will terminate on the one (1) year anniversary of this Offering.

As a result, the Control Group is currently able to control a majority of the voting power of shares eligible to vote in the election of our directors and we are, therefore, currently a “controlled company” within the meaning of the corporate governance standards of Nasdaq. Under these rules, a company of which more than 50% of the voting power is held by an individual, group or another company is a “controlled company” and may elect, and we have to date so elected, not to comply with certain corporate governance requirements including:

●	the requirement that a majority of the board of directors consist of independent directors;
●	the requirement that we have a nominating/corporate governance committee that is composed entirely of independent directors; and
●	the requirement that we have a compensation committee that is composed entirely of independent directors.

Upon completion of this offering, the Control Group is expected to beneficially own approximately [*] % of the voting power of our common stock in the aggregate (or [*] % if the underwriters’ option to purchase additional shares is fully exercised) and therefore, we will remain a “controlled company” for Nasdaq purposes and our corporate governance practices will remain unchanged.

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Selected Summary Financial Data

The following tables set forth our summary financial data for the periods indicated and should be read together with our financial statements and accompanying notes and “Management’s Discussion and Analysis of Financial Condition and Plan of Operation” appearing elsewhere in this prospectus. The summary financial data for the fiscal years ended December 31, 2021 and December 31, 2020 are derived from our audited annual financial statements, which are included elsewhere in this prospectus.

Our historical results are not necessarily indicative of the financial results to be expected in any future periods. You should read this information in conjunction with our financial statements and related notes included elsewhere in this prospectus, as well as the sections entitled “Management’s Discussion and Analysis of Financial Condition and Plan of Operation.”

	Year Ended
	December 31,
	2021	2020

Statements of Operations Data
Revenue	$-	$-
Operating expenses	881,758	192,171
Loss from operations	(881,758)	(192,171)
Other (expense), net	-
Interest expense	61,006	37,440
Net loss	$(942,764)	$(229,611)
Net loss per share, basic and diluted (2)	$(0.06)	$(0.02)
Weighted-average shares used in computing net loss per share, basic and diluted	15,876,448	14,502,652

As of December 31, 2021

Balance Sheet Data
Cash	$66,195
Prepaid royalty expense	112,250
Software development costs	723,721
Total assets	902,166
Total debt	1,764,631
Accumulated deficit	(2,185,590)
Total stockholders’ deficit	(862,465)

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RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the risks and uncertainties described below, together with all of the other information contained in this prospectus, including our financial statements and the related notes thereto, before making a decision to invest in our common stock. The risks and uncertainties described below may not be the only ones we face. Additional risks and uncertainties that we are unaware of, or that we currently believe are not material, may also become important factors that affect us. If any of the following risks occur, our business, results of operations, financial condition, and prospects could be harmed. In that event, the trading price of our common stock could decline and you could lose part or all of your investment.

Risks Relating to Our Business

The Company is an early stage technology company

We were incorporated on April 26, 2018 and are an early stage technology development company, comprised of video game studio and an NFT marketplace. As such, we are subject to the risks associated with being an early stage company operating in two emerging industries, including, but not limited to, the risks set forth herein.

We may encounter numerous difficulties frequently encountered by companies in the early stage of operations.

We have a limited operating history upon which any investor may evaluate our current business and future prospects. Any potential investor must consider the risks and difficulties frequently encountered by early-stage companies.  Historically, there has been a high failure rate among early-stage companies.  Our future performance will depend upon a number of factors, including our ability to:

•	implement our growth strategy;

•	aggressively counter and respond to actions by our competitors;

•	pursue new users and maintain relationship with current users;

•	maintain adequate control of our expenses;

•	attract, retain and motivate qualified personnel;

•	react to user preferences and demands;

•	successfully implement, launch, and achieve market acceptance of our NFT marketplace and ecosystem to anticipate and manage the risks associated therewith; and

•	regulatory compliance.

We cannot assure investors that we will successfully address any of these factors, and our failure to do so could have a material adverse effect on our business, financial condition, results of operations and future prospects.

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Our market is competitive and dynamic. New competing products and services could be introduced at any time that could result in reduced profit margins and loss of market share.

The video game industry and the even newer NFT industry are very dynamic, with new technology and services being introduced by a range of players, from larger established companies to start-ups, on a frequent basis. Our competitors may announce new products, services or enhancements that better meet the needs of end-users or changing industry standards. Further, new competitors or alliances among competitors could emerge. Increased competition may cause price reductions, reduced gross margins and loss of market share, any of which could have a material adverse effect on our business, financial condition and results of operations.

We compete for the sales of interactive entertainment software with Sony and Microsoft, each of which is a large developer and marketer of software for its own platforms. We also compete with game publishers, such as Activision Blizzard, Electronic Arts and Ubisoft Entertainment. As our business is dependent upon our ability to develop popular titles, which require increasing budgets for development and marketing, the availability of significant financial resources has become a major competitive factor in developing and marketing software games. Some of our competitors have greater financial, technical, personnel and other resources than we do and are able to finance larger budgets for development and marketing and make higher offers to licensors and developers for commercially desirable properties. Our titles also compete with other forms of entertainment, such as social media and casual games, in addition to motion pictures, television and audio and video products featuring similar themes, online computer programs and other entertainment, which may be less expensive or provide other advantages to consumers.

Most of our competitors in this market have substantially greater financial and other resources, larger research and development staffs, and more experience and capabilities in developing, marketing and distributing products. Ongoing pricing pressure could result in significant price erosion, reduced profit margins and loss of market share, any of which could have a material adverse effect on our business, results of operations, financial position and liquidity.

Additionally, we compete with other forms of entertainment and leisure activities. While we monitor general market conditions, significant shifts in consumer demand that could materially alter public preferences for different forms of entertainment and leisure activities are difficult to predict. Failure to adequately identify and adapt to these competitive pressures could have a negative impact on our business.

Our business is subject to our ability to develop commercially successful products for current video game platforms.

We develop games for video game platforms manufactured by third parties, such as Sony's PS4 and PS5 and Microsoft's Xbox One. The success of our business is partially subject to the continued popularity of these platforms and our ability to develop commercially successful products for these platforms.

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We have a limited operating history and, therefore, cannot accurately project our revenues and operating expenses.

Because we have a limited history, it is difficult to evaluate our proposed business and future prospects, including our ability to plan for and model future growth. For example, we intend to launch our NFT Marketplace and ecosystem by the end of June 2022. There is no guarantee that the NFT Marketplace will be launched or that expenditures will result in profit or growth of our business. Our limited operating experience, combined with the rapidly evolving nature of the NFT market in which we intend to operate, substantial uncertainty concerning how this market may develop, and other economic factors beyond our control, reduces our ability to accurately forecast quarterly or annual revenue. Failure to manage our current and future growth effectively could have an adverse effect on our business, operating results, and financial condition. Our business should be considered in light of the risks, expenses and difficulties that we have encountered to date and will continue to encounter.

The inability of our products to achieve significant market acceptance, delays in product releases or disruptions following the commercial release of our products may have a material adverse effect on our business, financial condition and operating results.

New products may not achieve significant market acceptance, generate sufficient sales, or be introduced in a timely manner to permit us to recover development, manufacturing and marketing costs associated with these products. The life cycle of a video game title generally involves a relatively high level of sales during the first few months after introduction followed by a rapid decline in sales. Because sales associated with an initial product launch generally constitute a high percentage of the total sales associated with the life of a product, delays in product releases or disruptions following the commercial release of one or more new products could have a material adverse effect on our business, financial condition, and operating results and therefore cause our operating results to be materially different from our expectations.

Our marketing and advertising efforts may fail to resonate with consumers.

Our games and NFT Marketplace will be marketed worldwide through a diverse spectrum of advertising and promotional programs. A significant portion of our marketing activity is planned for social media platforms and through streaming networks, influencers and content creators that are outside of our direct control. Our ability to engage customers with our products is dependent in part upon the success of these programs, and changes to customer preferences, the impact of influencers or content creators, marketing regulations, technology changes or service disruptions may negatively impact our ability to reach and engage customers or otherwise negatively impact our marketing campaigns. Moreover, if the marketing for our products is not innovative or fails to resonate with customers, particularly during key selling periods, or if advertising rates or other media placement costs increase, our business and operating results could be harmed.

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Price protection granted to our customers and returns of our published titles by our customers, or sales of used video games, may adversely affect our operating results.

We are exposed to the risk of price protection and product returns with respect to our customers. Our distribution arrangements with customers generally do not give them the right to return titles to us or to cancel firm orders. However, we sometimes accept product returns from our distribution customers for stock balancing and negotiate accommodations for customers, which include credits and returns, when demand for specific products falls below expectations. We grant price protection and accept returns in connection with our publishing arrangements, and revenue is recognized after deducting estimated price protection and reserves for returns. While we believe that we can reliably estimate price protection and returns, if price protection and return rates for our products exceed our reserves, our revenue could decline, which could have a material adverse effect on our business, financial condition, and operating results. Also, if our customers increase their sales of used video games, it could negatively affect our sales of new video games.

Increased competition for limited shelf space and promotional support from retailers could affect the success of our business and require us to incur greater expenses to market our titles.

While digital sales are important to our business, for physical sales, retailers have limited shelf space and promotional resources. Competition is intense among newly introduced interactive entertainment software titles for adequate levels of shelf space and promotional support, with most and highest quality shelf space devoted to those products expected to be best sellers. We cannot be certain that our new products will consistently achieve best seller status. Competition for retail shelf space is expected to continue to increase, which may require us to increase our marketing expenditures to maintain desirable sales levels of our titles. Competitors with more extensive lines and more popular titles may have greater bargaining power with retailers. Accordingly, we may not be able, or we may have to pay more than our competitors, to achieve similar levels of promotional support and shelf space. Similarly, as digital sales increase in importance to our business, there is increasing competition for premium placements of products on websites. Such placement is subject to many similar risks as physical shelf space discussed above.

External game developers may not meet product development schedules or otherwise honor their obligations to us.

We contract with external game developers to develop our games, to publish or distribute their games and to develop or NFT platform. While we maintain contractual protections, we have less control over the product development schedules of games developed by external developers. We depend on their ability to meet product development schedules which could be negatively affected by, among other things, the shift to a distributed workforce model resulting from the COVID-19 pandemic. In addition, disputes occasionally arise with external developers, including with respect to game content, launch timing, achievement of certain milestones, the game development timeline, marketing campaigns, contractual terms and interpretation. If we have disputes with external developers or they cannot meet product development schedules or are otherwise unable or unwilling to honor their obligations to us, we may delay or cancel previously announced games, alter our launch schedule or experience increased costs and expenses, which could result in a delay or significant shortfall in anticipated revenue, harm our profitability and reputation, and cause our financial results to be materially affected.

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We cannot publish our titles without the approval of hardware licensors that are also our competitors.

We are required to obtain licenses from certain of our competitors, including Sony and Microsoft, to develop and publish titles for their respective hardware platforms. Our existing platform licenses require that we obtain approval for the publication of new titles on a title-by-title basis. As a result, the number of titles we are able to publish for these hardware platforms, our ability to manage the timing of the release of these titles, and, accordingly, our net revenue from titles for these hardware platforms, may be limited. If a licensor chooses not to renew or extend our license agreement at the end of its current term, or if a licensor were to terminate our license for any reason or does not approve one or more of our titles, we may be unable to publish that title as well as additional titles for that licensor's platform. Disapproval of titles could seriously hurt our business and prospects. We may be unable to continue to enter into license agreements for certain current generation platforms on satisfactory terms or at all. Failure to enter into any such agreement could also seriously hurt our business.

We rely on the consoles, systems and devices of partners who have significant influence over the products and services that we offer in the marketplace.

A significant percentage of our digital net revenue will be attributable to sales of products and services through our significant partners, including Nintendo, Microsoft, Apple and Google. The concentration of a material portion of our digital sales in these partners exposes us to risks associated with these businesses. Any deterioration in the businesses of our significant partners could disrupt and harm our business, including by limiting the methods through which our digital products and services are offered and exposing us to collection risks.

In addition, our license agreements typically provide these partners with significant control over the approval and distribution of the products and services that we develop for their consoles, systems and devices. For products delivered via digital channels, each respective partner has policies and guidelines that control the promotion and distribution of these titles and the features and functionalities that we are permitted to offer through the channel. In addition, we are dependent on these partners to invest in, and upgrade, the capabilities of their systems in a manner than corresponds to the preferences of consumers. Failure by these partners to keep pace with consumer preferences could have an adverse impact the engagement with our products and services and our ability to merchandise and commercialize our products and services which could harm our business and/or financial results.

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Moreover, certain significant partners can determine and change unilaterally certain key terms and conditions, including the ability to change their user and developer policies and guidelines. In many cases these partners also set the rates that we must pay to provide our games and services through their online channels and retain flexibility to change their fee structures or adopt different fee structures for their online channels, which could adversely impact our costs, profitability and margins. These partners also control the information technology systems through which online sales of our products and service channels are captured. If our partners establish terms that restrict our offerings, significantly impact the financial terms on which these products or services are offered to our customers, or their information technology systems experiences outages that impact our players’ ability to access our games or purchase extra content or cause an unanticipated delay in reporting, our business and/or financial results could be materially affected.

We could fail to successfully adopt new business models

From time to time we will seek to establish and implement new business models. Forecasting the success of any new business model is inherently uncertain and depends on a number of factors both within and outside of our control. Our actual revenue and profit for these businesses may be significantly greater or less than our forecasts. In addition, these new business models could fail, resulting in the loss of our investment in the development and infrastructure needed to support these new business models, as well as the opportunity cost of diverting management and financial resources away from more successful and established businesses. For example, we are devoting financial and operational resources to games featuring in-game purchases without any assurance that these businesses will be financially successful. While we anticipate growth in this area of our business, consumer demand is difficult to predict as a result of a number of factors, including satisfaction with our products, products offered by our competitors, reliability of our infrastructure and the infrastructure of our partners, pricing, the actual or perceived security of our and our partners information technology systems and reductions in consumer spending levels.

We use open source software in our NFT platform which may pose particular risks to our proprietary software, products, and services in a manner that could have a negative impact on our business.

We use open source software in connection with our NFT platform. Some open source software licenses require users who distribute open source software as part of their software to publicly disclose all or part of the source code to such software or make available any derivative works of the open source code on unfavorable terms or at no cost. The terms of various open source licenses have not been interpreted by courts, and there is a risk that such licenses could be construed in a manner that imposes unanticipated conditions or restrictions on our use of the open source software. If it were determined that our use was not in compliance with a particular license, we may be required to release our proprietary source code, pay damages for breach of contract, re-engineer our software, discontinue distribution in the event re-engineering cannot be accomplished on a timely basis or take other remedial action that may divert resources away from our game development efforts, any of which could harm our business.

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Our plans for growth will place significant demands upon our resources. If we are unsuccessful in achieving our plan for growth, our business could be harmed.

We are actively marketing our products both domestically and internationally. The plan places significant demands upon managerial, financial, and human resources. Our ability to manage future growth will depend in large part upon several factors, including our ability to rapidly:

●	build or leverage, as applicable, a network of business partners to create an expanding presence in the evolving marketplace for our products and services;
●	build or leverage, as applicable, sales teams to keep end-users and business partners informed regarding the technical features, issues and key selling points of our products;
●	develop support capacity for business partners, so that we can provide post-sales support without diverting resources from product development efforts; and
●

expand our internal management and financial controls significantly, so that we can maintain control over our operations and provide support to other functional areas as the number of personnel and size increases.

Our inability to achieve any of these objectives could harm our business, financial condition and results of operations.

We depend on our talent to grow and operate our business, and if we are unable to hire, integrate, develop, motivate, and retain our personnel, we may not be able to grow effectively.

Our success will depend to a significant extent on the efforts and abilities of key personnel. The loss of the services of key employees could have a material adverse effect on our business. Our operations will also depend to a great extent on its ability to attract new key personnel with relevant experience and retain existing key personnel in the future. Our future success also depends on its continuing ability to attract and retain highly qualified sales, technical and management personnel. Competition for such personnel is intense, and there can be no assurance that we can retain key sales and management employees or that it can attract, assimilate or retain other highly qualified sales, technical and management personnel in the future. There can be no assurance that we will be able to attract and retain the personnel necessary for growth.

While we depend on certain key personnel, we have not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, should any of these key personnel, management or founders die or become disabled, we will not receive compensation that would assist with such person’s absence. The loss of such person could negatively affect our business and its operations.

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Our products may contain defects, bugs or errors.

Our products are extremely complex software programs and are difficult to develop and distribute. We have quality controls in place to detect defects, bugs or other errors in our products before they are released. Nonetheless, these quality controls are subject to human error, overriding, and resource or technical constraints. As such, these quality controls and preventative measures may not be effective in detecting all defects, bugs or errors in our products before they have been released into the marketplace. In such an event, the technological reliability and stability of our products and services could be below our standards and the standards of our players and our reputation, brand and sales could be adversely affected. In addition, we could be required to, or may find it necessary to, offer a refund for the product, suspend the availability or sale of the product or expend significant resources to cure the defect, bug or error each of which could significantly harm our business and operating results.

We may not be able to adequately evaluate the risks associated with our NFT marketplace.

Our NFT platform may not be successful and may expose us to legal, regulatory, and other risks. Given the nascent and evolving nature of cryptocurrencies, NFTs, and our NFT ecosystem, we may be unable to accurately anticipate or adequately address such risks or the potential impact of such risks. The occurrence of any such risks could materially and adversely affect our business, financial condition, results of operations, reputation, and prospects.

As the market for NFTs is relatively nascent, it is difficult to predict how the legal and regulatory framework around NFTs will develop and how such developments will impact our business and our NFT platform. Further, market acceptance of NFTs is uncertain as buyers may be unfamiliar or uncomfortable with digital assets generally, how to transact in digital assets, or how to assess the value of NFTs. The launch of our NFT platform also subjects us to risks similar to those associated with any new platform offering, including, but not limited to, our ability to accurately anticipate market demand and acceptance, our ability to successfully launch our new NFT platform offering, creator and buyer acceptance, technical issues with the operation of our new NFT platform, and legal and regulatory risks as discussed above. We believe these risks may be heightened with respect to our NFT platform, as NFTs are still considered a relatively novel concept. If we fail to accurately anticipate or manage the risks associated with our NFT platform or with our facilitation of cryptocurrency transactions, or if we directly or indirectly become subject to disputes, liability, or other legal or regulatory issues in connection with our NFT platform or cryptocurrency transactions, our NFT platform may not be successful and our business, financial condition, results of operations, reputation, and prospects could be materially harmed.

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We submit our video games for rating by the Entertainment Software Rating Board ("ESRB") in the United States and other voluntary or government ratings organizations in foreign countries. Failure to obtain a target rating for certain of our products could negatively affect our ability to distribute and sell those games, as could the re-rating of a game for any reason.

We voluntarily submit our game products to the ESRB, a U.S.-based non-profit and independent ratings organization. The ESRB system provides consumers with information about game content using a rating symbol that generally suggests the appropriate player age group and specific content descriptors, such as graphic violence, profanity or sexually explicit material. The ESRB may impose significant penalties on game publishers for violations of its rules related to rating or marketing games, including revocation of a rating or monetary fines. Other countries require voluntary or government backed ratings as prerequisites for product sales. In some instances, we may have to modify our products in order to market them under the target rating, which could delay or disrupt the release of our products.

We have implemented processes to comply with the requirements of the ESRB and other ratings organizations and properly display the designated rating symbols and content descriptions. Nonetheless, these processes are subject to human error, circumvention, overriding, and reasonable resource constraints. If a video game we publish were found to contain undisclosed pertinent content, the ESRB could re-rate a game, retailers could refuse to sell it and demand that we accept the return of any unsold copies or returns from customers, and consumers could refuse to buy it or demand that we refund their money. This could have a material negative effect on our operating results and financial condition. In addition, we may be exposed to litigation, administrative fines, and penalties, and our reputation could be harmed, which could affect sales of our other video games. If any of these were to occur, our business and financial performance could be significantly harmed.

We may not meet our product development schedules and our release schedule may be delayed, cancelled or poorly received.

Our ability to meet product development schedules is affected by a number of factors both within and outside our control, including feedback from our players, the creative processes involved, the coordination of large and sometimes geographically dispersed development teams, the complexity of our products and the platforms for which they are developed, the need to fine-tune our products prior to their release and, in certain cases, approvals from third parties. We have experienced development delays for our products in the past, which caused us to delay or cancel release dates. Any failure to meet anticipated production or release schedules likely would result in a delay of revenue and/or possibly a significant shortfall in our revenue, increase our development and/or marketing expenses, harm our profitability, and cause our operating results to be materially different than anticipated. If we miss key selling periods for products or services, particularly the fiscal quarter ending in December, for any reason, including product delays or product cancellations our sales likely will suffer significantly.

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Our industry changes rapidly and we may fail to anticipate or successfully implement new or evolving technologies, or adopt successful business strategies, distribution methods or services.

Rapid changes in our industry will require us to anticipate, sometimes years in advance, the ways in which our products and services will be competitive in the market. We have invested, and in the future may invest, in new business strategies, technologies, distribution methods, products, and services. There can be no assurance that these strategic investments will achieve expected returns. For example, we are investing in the technological infrastructure that we expect will enable us to deliver content that will resonate with players and provide more choice in the way that players connect with their games, with each other, and with new types of content. Such endeavors involve significant risks and uncertainties. No assurance can be given that the technology we choose to implement, the business strategies we choose to adopt and the products and services that we pursue will achieve financial results that meet or exceed our expectations. Our reputation and brand could also be adversely affected. We also may miss opportunities or fail to respond quickly enough to adopt technology or distribution methods or develop products, services or new ways to engage with our games that become popular with consumers, which could adversely affect our financial results.

Negative perceptions about our business and products and the communities within our products may damage our business, and we may incur costs to address concerns.

Expectations regarding the quality, performance and integrity of our products are high. Negative responses about our products may not be foreseeable. We also may not effectively manage these responses because of reasons within or outside of our control.

In addition, we aim to offer our players safe, inclusive and fulfilling online communities. We may not be able to maintain healthy, long-term online communities within our games and services as a result of the use of those communities as forums for harassment or bullying, our inability to successfully discourage overuse of our games and services or overspending within our games and services, or the successful implementation of cheating programs. Although we expend resources, and expect to continue to expend resources, to maintain healthy online communities, our efforts may not be successful due to scale, limitations of existing technologies or other factors.

In the event that there is negative sentiment about gameplay fairness, our online communities, our business practices, business models or game content, it can lead to investigations or increased scrutiny from governmental bodies and consumer groups, as well as litigation, which, regardless of their outcome, may be costly, damaging to our reputation and harm our business.

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We are exposed to risks related to consumer-created content.

We are subject to risks associated with the collaborative online features in our NFT platform which allow consumers to post narrative comments, in real time, that are visible to other consumers. From time to time, objectionable and offensive consumer content may be posted to a gaming or other site with online chat features or game forums which allow consumers to post comments. We may be subject to lawsuits, governmental regulation or restrictions, and consumer backlash (including decreased sales and harmed reputation), as a result of consumers posting offensive content. We may also be subject to consumer backlash from comments made in response to postings we make on social media sites such as Facebook, YouTube and Twitter.

We face the risk of fraud

Online transactions may be subject to sophisticated schemes or collusion to defraud, launder money or other illegal activities, and there is a risk that our products may be used for those purposes either by our customers or our employees or contractors. This may be especially true when dealing with cryptocurrencies, which by design, may be difficult or impossible to trace. While we believe that our systems, both computer and procedural, afford an adequate degree of protection against fraudulent activities, if such protection is not effective in all cases, is circumvented or if we fail to implement updated controls and procedures or to counter new fraud techniques, we could lose the confidence of our customers and our reputation could be damaged. Moreover, any failure to protect ourselves and our customers from fraudulent activity, could result in reputational damage and could materially adversely affect our operations, financial performance and prospects. Failure to adequately monitor and prevent money laundering and other fraudulent activity could also result in civil or criminal liability.

We may acquire other companies or products, which could divert our management’s attention, result in dilution to our stockholders and otherwise disrupt our operations and adversely affect our operating results.

We may in the future seek to acquire or invest in businesses, development of games and services or technologies that we believe could complement or expand our product offering, enhance our technical capabilities or otherwise offer growth opportunities. The pursuit of potential acquisitions may divert the attention of management and cause us to incur various expenses in identifying, investigating and pursuing suitable acquisitions, whether or not they are consummated.

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In addition, if we acquire additional businesses, we may not be able to integrate the acquired personnel, operations and technologies successfully, or effectively manage the combined business following the acquisition. We also may not achieve the anticipated benefits from the acquired business due to a number of factors, including:

•	inability to integrate or benefit from acquired technologies or products in a profitable manner;

•	unanticipated costs or liabilities associated with the acquisition;

•	difficulty integrating the accounting systems, operations and personnel of the acquired business;

•	difficulties and additional expenses associated with supporting legacy products and hosting infrastructure of the acquired business;

•	diversion of management’s attention from other business concerns;

•	use of resources that are needed in other parts of our business; and

•	use of substantial portions of our available cash to consummate the acquisition.

In addition, a significant portion of the purchase price of companies we acquire may be allocated to acquired goodwill and other intangible assets, which must be assessed for impairment at least annually. In the future, if our acquisitions do not yield expected returns, we may be required to take charges to our operating results based on this impairment assessment process, which could adversely affect our results of operations.

Acquisitions could also result in dilutive issuances of equity securities or the incurrence of debt, which could adversely affect our operating results. In addition, if an acquired business fails to meet our expectations, our operating results, business and financial position may suffer.

If we are not successful in completing acquisitions in the future, we may be required to reevaluate our acquisition strategy. We also may incur substantial expenses and devote significant management time and resources in seeking to complete acquisitions. In addition, we could use substantial portions of our available cash to pay all or a portion of the purchase prices of future acquisitions. If we do not achieve the anticipated benefits of our acquisitions as rapidly to the extent anticipated by our management and financial or industry analysts, others may not perceive the same benefits of the acquisition as we do. If these risks materialize, there could be a material adverse effect on our stock price, business, prospects, financial condition and results of operation.

Our business partners may be unable to honor their obligations to us or their actions may put us at risk.

We rely on various business partners, including third-party service providers, vendors, licensing partners and development partners in many areas of our business. Their actions may put our business and our reputation and brand at risk. For example, we may have disputes with our business partners that may impact our business and/or financial results. In many cases, our business partners may be given access to sensitive and proprietary information in order to provide services and support to our teams, and they may misappropriate our information and engage in unauthorized use of it. In addition, the failure of these third parties to provide adequate services and technologies, or the failure of the third parties to adequately maintain or update their services and technologies, could result in a disruption to our business operations. Further, disruptions in the financial markets, economic downturns including related to the COVID-19 pandemic, poor business decisions, or reputational harm may adversely affect our business partners and they may not be able to continue honoring their obligations to us or we may cease our arrangements with them. Alternative arrangements and services may not be available to us on commercially reasonable terms or we may experience business interruptions upon a transition to an alternative partner or vendor. If we lose one or more significant business partners, our business could be harmed and our financial results could be materially affected.

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Our NFT platform may face cybersecurity risks.

NFTs in general, and our NFT platform in specific, may also be an attractive target for cybersecurity attacks. For example, a perpetrator could seek to obtain the private key associated with a digital wallet holding an NFT to access and sell the NFT without valid authorization, and the owner of the NFT may have limited recourse due to the nature of blockchain transactions and of cybercrimes generally. NFT marketplaces, including our NFT platform, may also be vulnerable to attacks where an unauthorized party acquires the necessary credentials to access user accounts. The safeguards we have implemented or may implement in the future to protect against cybersecurity threats may be insufficient. If our NFT platform were to experience any cyberattacks, it could negatively impact our reputation and market acceptance of our platform.

We may enter into collaborations, in-licensing arrangements, joint ventures, strategic alliances, or partnerships with third-parties that may not result in the development of commercially viable solutions or the generation of significant future revenue.

In the ordinary course of our business, we may enter into collaborations, licensing arrangements, joint ventures, strategic alliances, or technology partnerships to develop proposed product offerings and to pursue new markets. Proposing, negotiating, and implementing such collaborations may be a lengthy and complex process. Other companies, including those with substantially greater financial, marketing, sales, technology, or other business resources, may compete with us for these opportunities or arrangements. We may not identify, secure or complete any such transactions or arrangements in a timely manner, on a cost-effective basis, on acceptable terms, or at all.. In particular, these collaborations may not result in the development of solutions that achieve commercial success or result in significant revenue and could be terminated prior to developing any solutions.

If any conflicts arise with our current or future collaborators, they may act in their self-interest, which may be adverse to our best interest, and they may breach their obligations to us. In addition, we have limited control over the amount and timing of resources that our current collaborators or any future collaborators devote to our collaborators’ or our future solutions. Disputes between us and our collaborators may result in litigation or arbitration which would increase our expenses and divert the attention of our management. Further, these transactions and arrangements are contractual in nature and may be terminated or dissolved under the terms of the applicable agreements and, in such event, we may not continue to have rights to the products relating to such transaction or arrangement or may need to purchase such rights at a premium.

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System failure or interruption experienced by our data center, internet service providers, online service providers or web site operators may result in reduced traffic, reduced revenue and harm to our reputation.

Our ability to provide our NFT Marketplace and our free to play games to customers depends on third-party data center and servers’ providers providing and maintaining efficient and uninterrupted operation of our software systems for our subscriber base.  Since we depend on third-party providers for our data center and servers, any dispute with such third-party providers could materially hinder our operations and switching third-party providers of such services may be a cumbersome process that negatively impacts the operation of our software systems.  Our operations depend in part on the protection of our data systems and those of third-party providers against damage from human error, natural disasters, fire, power loss, water damage, telecommunications failure, computer viruses, terrorist acts, vandalism, sabotage, and other adverse events. Although we utilize the services of world class third-party providers with both physical and procedural security systems and have put in place certain other disaster recovery measures, including offsite storage of backup data, there is no guarantee that our Internet access and other data operations will be uninterrupted, error-free or secure.  Any sustained or repeated system failure, including network, software or hardware failure, that causes an interruption in our games or a decrease in responsiveness of our games could result in reduced traffic, reduced revenue and harm to our reputation, brand and relations with our customers and advertisers. An increase in the volume of users could strain the capacity of the software and hardware we have deployed, including server and network capacity, which could lead to slower response time or system failures, and adversely affect the market acceptance of our games In addition. These providers and operators could experience outages, delays and other difficulties due to system failures unrelated to our systems.

As our digital business grows, we will require an increasing amount of internal and external technical infrastructure, including network capacity and computing power to continue to satisfy the needs of our players. It is possible that we may fail to scale effectively and grow this technical infrastructure to accommodate increased demands, which may adversely affect the reliable and stable performance of our games and services, therefore negatively impacting engagement, reputation, brand and revenue growth.

Security breaches involving the source code for our products or other sensitive and proprietary information could adversely affect our business.

Our products are developed by third party developers who have access to and store the source code for our products as they are created. A breach, whether physical, electronic or otherwise, of the systems on which such source code and other sensitive data are stored could lead to damage or piracy of our software. In addition, certain parties with whom we do business are given access to our sensitive and proprietary information in order to provide services and support our team. These third parties may misappropriate our information and engage in unauthorized use of it. If we or these third parties are subject to data security breaches, we may have a loss in sales or increased costs arising from the restoration or implementation of additional security measures which could materially and adversely affect our business, financial condition and operating results. Any theft and/or unauthorized use or publication of our trade secrets and other confidential business information as a result of such an event could adversely affect our competitive position, reputation, brand, and future sales of our products. Our business could be subject to significant disruption, and we could suffer monetary and other losses and reputational harm, in the event of such incidents and claims.

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Connectivity issues could affect our profitability and our ability to sell and provide online services for our products.

We rely upon third-party digital delivery platforms, such as Microsoft's Xbox Live, PlayStation Network, Steam, Nintendo’s eShop other third-party service providers, to provide connectivity from the consumer to our digital products and our online services. Connectivity issues could prevent customers from accessing this content and our ability to successfully market and sell our products could be adversely affected. Given the increasing global usage of online platforms, in part as a result of the COVID-19 pandemic, the risks of connectivity issues may be heightened. In addition, we could experience similar issues related to services we host on our internal servers. Such issues also could affect our ability to provide game-related services and could have a material adverse effect on our business, financial condition, and operating results.

If we infringe on or are alleged to infringe on the intellectual property rights of third parties, our business could be adversely affected.

As our industry grows, we may be subject to an increasing amount of litigation that is common in the software industry based on allegations of infringement or other alleged violations of patent, copyright, or trademarks. In addition, we believe that interactive entertainment software will increasingly become the subject of claims that such software infringes on the intellectual property rights of others with both the growth of online functionality and advances in technology, game content and software graphics as games become more realistic. Any claims of infringement, with or without merit, could be time consuming, costly and difficult to defend. Moreover, intellectual property litigation or claims could require us to discontinue the distribution of products, obtain a license or redesign our products, which could result in additional substantial costs and material delays.

If we are unable to protect the intellectual property relating to our software, the commercial value of our products will be adversely affected and our competitive position could be harmed.

We develop proprietary software and have obtained the rights to publish and distribute software developed by third parties. We attempt to protect our software and production techniques under patent, copyright, trademark and trade secret laws as well as through contractual restrictions on disclosure, copying and distribution. Nonetheless, our software is susceptible to piracy and unauthorized copying, and third parties may potentially exploit or misappropriate our intellectual property and proprietary information, causing significant reputational damage. Unauthorized third parties, for example, may be able to copy or to reverse engineer our software to obtain and use programming or production techniques that we regard as proprietary. Well organized piracy operations have also proliferated in recent years, resulting in the ability to download pirated copies of our software over the Internet. Although we attempt to incorporate protective measures into our software, piracy of our products could negatively affect our future profitability. In addition, "cheating" programs or other unauthorized software tools and modifications that enable consumers to cheat in games harm the experience of players who play fairly and could negatively impact the volume of microtransactions or purchases of downloadable content. Also, vulnerabilities in the design of our applications and of the platforms upon which they run could be discovered after their release. This may lead to lost revenues from paying consumers or increased cost of developing technological measures to respond to these, either of which could negatively affect our business.

If our trademarks and trade names are not adequately protected, we may not be able to build name recognition in our markets of interest and our business may be adversely affected.

We believe that our brand is critical to the success of our business, and we utilize trademark registration and other means to protect it. Our business would be harmed if we were unable to protect our brand against infringement and its value was to decrease as a result. The registered or unregistered trademarks or trade names that we own or license may be challenged, infringed, circumvented, declared generic, lapsed or determined to be infringing on or dilutive of other marks. We may not be able to protect our rights in these trademarks and trade names, which we need in order to build name recognition with potential partners. In addition, third parties may in the future file for registration of trademarks similar or identical to our trademarks. If they succeed in registering or developing common law rights in such trademarks, and if we are not successful in challenging such third-party rights, we may not be able to use these trademarks to commercialize our technologies or solutions in certain relevant countries. If we are unable to establish name recognition based on our trademarks and trade names, we may not be able to compete effectively and our business may be adversely affected.

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If we are unable to protect the confidentiality of our trade secrets, our business and competitive position could be harmed.

We rely heavily on trade secrets and confidentiality agreements to protect our unpatented know-how, technology and other proprietary information, including our technology platforms, and to maintain our competitive position. With respect to our technology platforms, we consider trade secrets and know-how to be one of our primary sources of intellectual property. However, trade secrets and know-how can be difficult to protect. We seek to protect these trade secrets and other proprietary technology in part by entering into non-disclosure and confidentiality agreements with parties who have access to them, such as our employees, corporate collaborators, outside contractors, consultants, advisors, and other third parties.

We also enter into confidentiality and invention or patent assignment agreements with our employees and consultants. The confidentiality agreements are designed to protect our proprietary information and, in the case of agreements or clauses containing invention assignment, to grant us ownership of technologies that are developed through a relationship with employees or third parties. We cannot guarantee that we have entered into such agreements with each party that may have or have had access to our trade secrets or proprietary information, including our technology and processes. Despite these efforts, no assurance can be given that the confidentiality agreements we enter into will be effective in controlling access to such proprietary information and trade secrets. The confidentiality agreements on which we rely to protect certain technologies may be breached, may not be adequate to protect our confidential information, trade secrets, and proprietary technologies and may not provide an adequate remedy in the event of unauthorized use or disclosure of our confidential information, trade secrets, or proprietary technology. Further, these agreements do not prevent our competitors or others from independently developing the same or similar technologies and processes, which may allow them to provide a service similar or superior to ours, which could harm our competitive position.

Enforcing a claim that a party illegally disclosed or misappropriated a trade secret is difficult, expensive, and time-consuming, and the outcome is unpredictable. In addition, some courts inside and outside the United States are less willing or unwilling to protect trade secrets. If any of our trade secrets were to be lawfully obtained or independently developed by a competitor or other third party, we would have no right to prevent them from using that technology or information to compete with us. If any of our trade secrets were to be disclosed to or independently developed by a competitor or other third party, it could harm our competitive position, business, financial condition, results of operations and prospects.

Our planned NFT platform may raise issues regarding third party intellectual property rights

NFTs raise various intellectual property law considerations, including adequacy and scope of assignment, licensing, transfer, copyright, and other right of use issues. The creator of an NFT will often have all rights to the content of the NFT and can determine what rights to assign to a buyer, such as the right to display, modify or copy the content. To the extent we are directly or indirectly involved in a dispute between creators and buyers on our NFT platform, it could materially and adversely affect the success of our NFT platform and harm our business and reputation.

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The “gas fees” that must be paid by us when we mint an NFT and by a user who desires to transfer a purchased NFT may be so prohibitively expensive that our NFTs may become unsuitable for purchase or transfer.

In order to transfer our NFTs on the Polygon Blockchain, the Polygon Blockchain requires the payment of network fees, sometimes referred to as “gas fees.” These fees are payments made to Polygon Blockchain “validators” to provide a financial incentive the miners to process and validate transactions on the Polygon Blockchain. The gas fee is determined by the Polygon validators, and the validators can choose to decline to process a transaction if the gas fee does not meet their specified threshold. As a result, the amount of the gas fee can vary, and can increase due to increased demand for the validators services in processing these transactions. Currently, the average transaction gas fee for Polygon ranges from $0.15 to $0.25In the event of an unexpected increase in gas fees, the minting and/or the transfer of our NFTs may become uneconomical, which will have a material adverse effect on our business.

There can be no assurance that the market for NFTs will be sustained, which may materially adversely affect the value of NFTs, and consequently the value of related series and the amount of distributions made to holders of interests.

The market for NFTs, whether digital art or otherwise, is still nascent, with most growth having occurred in second half of  2021, and may not be sustained. If the market for NFTs is not sustained, it may be difficult or impossible for us to sell any NFTs that we create asset. The volatility and unpredictability of the price of NFTs relative to fiat and other currency may result in significant loss over a short period of time. The prices of NFTs have already been subject to dramatic fluctuations, and are highly volatile, which in turn may result in a decline in consumer interest in our product offering.

The value of digital art NFTs relies in part on the development, general acceptance and adoption and usage of blockchain assets, rather than solely on the digital artwork itself.

Digital art NFTs are a means to establish proof of ownership of digital art through cryptographic key pairs, the public key of the creator(s) or artist(s) who created the digital artwork and the private key of the holder representing a verified instance (whether unique or part of a series) of that digital artwork. The purchase of a digital art NFT gives the holder the right to hold, transfer and/or sell the NFT. The NFT does not, itself, include any physical manifestation of the digital art. The value of digital art NFTs is derived from the cryptographic record of ownership, rather than solely on the digital artwork itself; a digital artwork originated as an NFT (i.e., the actual file or files constituting the artwork of which ownership is represented by an NFT) may have no value absent the NFT, depending on what other rights were conveyed with the NFT, for example a copyright interest that could be transferred separate from the NFT. Thus, the value of the digital art NFT relies in part on the continued development, general acceptance and adoption and usage of the applicable blockchain.

The Polygon blockchain on which ownership of underlying digital assets is recorded may be the target of malicious cyberattacks or may contain exploitable flaws in its underlying code, which may result in security breaches or the loss, decline in value or theft of underlying digital assets.

Our NFTs rely on the Polygon blockchain to operate. As a result, underlying digital assets are subject to a number of reliability and security risks attendant to blockchain and distributed ledger technology, including malicious attacks seeking to identify and exploit weaknesses in the software. Such attacks may materially and adversely affect the Polygon blockchain, which may in turn materially and adversely affect the transfer or storage of our NFTs. As a result of these and other risks of malicious attacks, there can be no assurances that the transfer or storage of NFTs will be uninterrupted or fully secure. Any such interruption or security failure may result in an inability for us to mint and transfer NFTs which would have a material adverse effect on our business.

The prices of NFTs can be extremely volatile, and consequently the NFTs we mint may lose their value.

NFT prices are volatility and unpredictability. In addition, decreases in the price of even a single unrelated NFT may cause volatility in the entire digital asset industry and may affect the value of other digital assets. For example, a security breach or any other incident or set of circumstances that affects purchaser or user confidence in any blockchain including Ethereum and Polygon may affect the digital asset industry as a whole and may also cause the price of digital assets to fluctuate or demand to drop.  This might include our NFTs, which even though we sell at a fixed price, may become less appealing to purchasers and would have a material affect on our business.

Our style of collectible NFTs may not appeal to buyers.

Our NFT strategy is to offer multiple copies of low priced NFTs in sets as collectibles, akin to sports trading cards, at a fixed low price. Currently, the most popular business model for the sale of NFTs has been to sell a single unique item via an auction model. There are can no assurance that buyers will find our NFTs or our NFT strategy to be appealing and if there is little demand for our NFTs it would have a material adverse effect on our business.

The smart contracts underlying our NFTs are subject to coding errors and security vulnerabilities.

NFTs depend upon “smart contract,” which is embedded computer software that controls the behavior of a digital asset.  The smart contracts underlying our NFTs might contain coding errors which could interfere with their proper function, for example, being transferable between a buyer and seller.  In addition, security vulnerabilities might also exist which could make our NFTs vulnerable to either theft or redirection of purchase payment. The occurrence of either of these events could lead to substantial damage to our reputation and economic losses associated with reimbursing purchasers, which may not be covered by our insurance policies, and would have an adverse effect on our business.

We do not currently plan to conduct Know Your Customer (“KYC”) and Anti-Money Laundering (“AML”) checks on our customers.

The U. S. government has not currently taken a position on whether sellers NFTs are required to comply with the Bank Secrecy Act by performing KYC and AML checks on purchasers. Our larger competitors, such as OpenSea are not currently performing any KYC and AML checks. In the future, governmental agencies, whether in the U. S. or other countries, may require us to perform such checks, which might have a negative adverse effect on our ability to attract customers. In addition, we could face regulatory or governmental legal action for not currently complying with the Bank Secrecy Act which could have a material adverse effect on our business.

Our internal process for determining whether or not our digital assets are securities is not or binding on regulators.

We have established an internal process designed to review the digital assets that we sell or plan to sell on our NFT Marketplace in order to determine whether any are securities within the meaning of the U.S. federal securities laws. This process has been developed based on input from internal and external counsel, including external securities counsel, and technical experts familiar with the unique attributes of digital assets, which takes into account (i) U.S. federal securities laws, case law and other guidance (as further described below), (ii) available information and facts relating to the digital asset (as further described below) and (iii) the deep understanding of digital asset technologies held by our management. While we have determined that our current product offerings are not securities, this process has been developed as an internal risk assessment tool and is not a legal standard or binding on regulators. In the event regulators should determine that any of the digital assets we sell are securities, we could face regulatory or governmental legal action for not complying with the securities laws which could have a material adverse effect on our business.

Risks Related to This Offering

Once our common stock is listed on Nasdaq Capital Market, there can be no assurance that we will be able to comply with Nasdaq Capital Market’s continued listing standards.

Prior to this offering, there has been no public market for shares of our common stock. As a condition to consummating this offering, our common stock offered in this prospectus must be listed on the Nasdaq Capital Market or another national securities exchange. Accordingly, in connection with the filing of the registration statement of which this prospectus forms a part, we intend to apply to list our common stock on the Nasdaq Capital Market under the symbol “NFTX.” Assuming that our common stock is listed and after the consummation of this offering, there can be no assurance any broker will be interested in trading our stock. Therefore, it may be difficult to sell your shares of common stock if you desire or need to sell them. Our underwriters are not obligated to make a market in our common stock, and even if they make a market, it can discontinue market making at any time without notice. Neither we, nor the underwriters, can provide any assurance that an active and liquid trading market in our common stock will develop or, if developed, that such market will continue.

Once our common stock is approved for listing on the Nasdaq Capital Market, there is no guarantee that we will be able to maintain such listing for any period of time by perpetually satisfying Nasdaq Capital Market’s continued listing requirements. Our failure to continue to meet these requirements may result in our common stock being delisted from Nasdaq Capital Market.

We are a “controlled company” within the meaning of Nasdaq listing standards and, as a result, will qualify for, and intend to rely on, exemptions from certain corporate governance requirements. You will not have the same protections afforded to stockholders of companies that are subject to such requirements.

After this offering, holders our Control Group will control a majority of the voting power of our outstanding common stock. For so long as Control Group holds at least 50.1% of all of the outstanding shares of our common stock, the Control Group, will control the outcome of matters submitted to a stockholder vote, including the appointment of all company directors. As a result of the voting power held by the Control Group, we will qualify as a “controlled company” within the meaning of Nasdaq’s corporate governance standards. Under these rules, a listed company of which more than 50% of the voting power is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance requirements, including the requirement that (i) a majority of our board of directors consist of independent directors, (ii) director nominees be selected or recommended to the board by independent directors or an independent nominating committee and (iii) we have a compensation committee that is composed entirely of independent directors.

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The market price of our common stock may be volatile, and you could lose all or part of your investment.

We cannot predict the prices at which our common stock will trade. The initial public offering price of our common stock will be determined by negotiations between us and our underwriters and may not bear any relationship to the market price at which our common stock will trade after this offering or to any other established criteria of the value of our business and prospects, and the market price of our common stock following this offering may fluctuate substantially and may be lower than the initial public offering price. The market price of our common stock following this offering will depend on a number of factors, including those described in this “Risk Factors” section, many of which are beyond our control and may not be related to our operating performance. In addition, the limited public float of our common stock following this offering will tend to increase the volatility of the trading price of our common stock. These fluctuations could cause you to lose all or part of your investment in our common stock, since you might not be able to sell your shares at or above the price you paid in this offering. Factors that could cause fluctuations in the market price of our common stock include, but are not limited to, the following:

•	actual or anticipated changes or fluctuations in our results of operations;

•	the financial projections we may provide to the public, any changes in these projections, or our failure to meet these projections;

•	announcements by us or our competitors of new products or new or terminated significant contracts, commercial relationships, or capital commitments;

•	industry or financial analyst or investor reaction to our press releases, other public announcements, and filings with the SEC;

•	rumors and market speculation involving us or other companies in our industry;

•	price and volume fluctuations in the overall stock market from time to time;

•	changes in operating performance and stock market valuations of other technology companies generally, or those in our industry in particular;

•	the expiration of market stand-off or contractual lock-up agreements and sales of shares of our common stock by us or our stockholders;

•	failure of industry or financial analysts to maintain coverage of us, changes in financial estimates by any analysts who follow our company, or our failure to meet these estimates or the expectations of investors;

•	actual or anticipated developments in our business, or our competitors’ businesses, or the competitive landscape generally;

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•	litigation involving us, our industry, or both, or investigations by regulators into our operations or those of our competitors;

•	developments or disputes concerning our intellectual property rights, our products, or third-party proprietary rights;

•	announced or completed acquisitions of businesses or technologies by us or our competitors;

•	new laws or regulations or new interpretations of existing laws or regulations applicable to our business;

•	any major changes in our management or our board of directors, particularly with respect to our CEO, Jesse Sutton;

•	general economic conditions and slow or negative growth of our markets; and

•	other events or factors, including those resulting from war, incidents of terrorism, or responses to these events.

In addition, the stock market in general has experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of companies. Broad market and industry factors may seriously affect the market price of our common stock, regardless of our actual operating performance. In addition, in the past, following periods of volatility in the overall market and the market prices of a particular company’s securities, securities class action litigation has often been instituted against that company. Securities litigation, if instituted against us, could result in substantial costs and divert our management’s attention and resources from our business. This could materially adversely affect our business, financial condition, results of operations, and prospects.

Our common stock may be subject to the “penny stock” rules in the future. It may be more difficult to resell securities classified as “penny stock.”

Our common stock may be subject to “penny stock” rules (generally defined as non-exchange traded stock with a per-share price below $5.00) in the future. While our common stock will not be considered “penny stock” following this offering since it will be listed on the Nasdaq Capital Market, if we are unable to maintain that listing and our common stock is no longer listed on the Nasdaq Capital Market, unless we maintain a per-share price above $5.00, our common stock will become “penny stock.” These rules impose additional sales practice requirements on broker-dealers that recommend the purchase or sale of penny stocks to persons other than those who qualify as “established customers” or “accredited investors.” For example, broker-dealers must determine the appropriateness for non-qualifying persons of investments in penny stocks. Broker-dealers must also provide, prior to a transaction in a penny stock not otherwise exempt from the rules, a standardized risk disclosure document that provides information about penny stocks and the risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, disclose the compensation of the broker-dealer and its salesperson in the transaction, furnish monthly account statements showing the market value of each penny stock held in the customer’s account, provide a special written determination that the penny stock is a suitable investment for the purchaser, and receive the purchaser’s written agreement to the transaction.

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Legal remedies available to an investor in “penny stocks” may include the following:

•	If a “penny stock” is sold to the investor in violation of the requirements listed above, or other federal or states securities laws, the investor may be able to cancel the purchase and receive a refund of the investment.

•	If a “penny stock” is sold to the investor in a fraudulent manner, the investor may be able to sue the persons and firms that committed the fraud for damages.

These requirements may have the effect of reducing the level of trading activity, if any, in the secondary market for a security that becomes subject to the penny stock rules. The additional burdens imposed upon broker-dealers by such requirements may discourage broker-dealers from effecting transactions in our securities, which could severely limit the market price and liquidity of our securities. These requirements may restrict the ability of broker-dealers to sell our common stock or our warrants and may affect your ability to resell our common stock and our warrants.

Many brokerage firms will discourage or refrain from recommending investments in penny stocks. Most institutional investors will not invest in penny stocks. In addition, many individual investors will not invest in penny stocks due, among other reasons, to the increased financial risk generally associated with these investments.

For these reasons, penny stocks may have a limited market and, consequently, limited liquidity. We can give no assurance at what time, if ever, our common stock or our warrants will not be classified as a “penny stock” in the future.

Purchasers in this offering will immediately experience substantial dilution in the net tangible book value of their investment.

The initial public offering price of our common stock is substantially higher than the as adjusted net tangible book value per share of our common stock immediately after this offering. If you purchase shares of our common stock in this offering, you will suffer immediate dilution of $ per share, or $ per share if the underwriters exercise their over-allotment option in full, representing the difference between our as adjusted net tangible book value per share after giving effect to the sale of common stock in this offering and an assumed initial public offering price of $ per share, the midpoint of the estimated price range set forth on the cover page of this prospectus. See the section titled “Dilution.”

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Future sales and issuances of our common stock or rights to purchase common stock, including pursuant to our equity incentive plans, could result in additional dilution of the percentage ownership of our stockholders and could cause the stock price of our common stock to decline.

In the future, we may sell common stock, convertible securities, or other equity securities in one or more transactions at prices and in a manner we determine from time to time. We expect to issue securities to employees and directors pursuant to our equity incentive plans. If we sell common stock, convertible securities, or other equity securities in subsequent transactions, or common stock is issued pursuant to equity incentive plans, our investors may be materially diluted. New investors in such subsequent transactions could gain rights, preferences, and privileges senior to those of holders of our common stock, including our common stock.

If a substantial number of shares become available for sale and are sold in a short period of time, the market price of our common stock could decline.

If our existing stockholders sell substantial amounts of our common stock in the public market following this offering, the market price of our common stock could decrease significantly. The perception in the public market that our existing stockholders might sell shares of common stock could also depress our market price. Our executive officers and directors and certain of our stockholders are subject to the lock-up agreements described under “Underwriting” and the Rule 144 holding period requirements described under “Shares Eligible for Future Sale.” After these lock-up periods have expired, the holding periods have elapsed and, in the case of restricted stock, the shares have vested, additional shares will be eligible for sale in the public market. The market price of shares of our common stock may drop significantly when the restrictions on resale by our existing stockholders lapse. A decline in the price of shares of our common stock might impede our ability to raise capital through the issuance of additional shares of our common stock or other equity securities.

In addition, following the expiration of the lock-up agreements referred to above, certain stockholders will be entitled, under our investors’ rights agreement, to require us to register shares owned by them for public sale in the United States. We also expect to file a registration statement to register shares reserved for future issuance under our equity compensation plans. As a result, subject to the satisfaction of applicable exercise periods and the expiration or waiver of lock-up agreements referred to above, the shares issued upon exercise of outstanding stock options will be available for immediate resale in the United States in the open market. Sales of our common stock as restrictions end or pursuant to registration rights may make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate. These sales could also cause the trading price of our common stock to fall and make it more difficult for you to sell shares of our common stock.

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Additionally, certain of our executive officers, and directors may enter into Rule 10b5-1 trading plans providing for sales of shares of our common stock from time to time. Under a Rule 10b5-1 trading plan, a broker executes trades pursuant to parameters established by the director, or officer when entering into the plan, without further direction from the employee, officer, or director. A Rule 10b5-1 trading plan may be amended or terminated in some circumstances. Our executive officers and directors also may buy or sell additional shares outside of a Rule 10b5-1 trading plan when they are not in possession of material, nonpublic information, subject to the expiration of the lock-up agreements and Rule 144 requirements referred to above.

Investors will be relying on management’s judgment regarding the use of proceeds from this investment and we may apply the proceeds to uses that may not increase the value of your investment or improve our operating results.

We expect to use the proceeds from this Offering to further develop our NFT platform, games and product offerings, hire additional personnel, implement focused and targeted marketing efforts, and to fund general working capital needs. Although we have estimated allocations within these general categories, they are subject to change.  Accordingly, our management will have broad discretion with respect to the use of the net proceeds from this investment and investors will be relying on the judgment of our management regarding the application of these proceeds. We have only made preliminary determinations of the amount of net proceeds to be used specifically for each of the targeted purposes based upon our current expectations regarding our financial performance and business needs for the foreseeable future. These expectations may prove to be inaccurate, as our financial performance may differ from our current expectations or our business needs may change as our business and our industry evolve.  As a result, the proceeds we receive in this Offering may be used in a manner significantly different from our current allocation plans.  We cannot assure you that the net proceeds will be used for purposes that ultimately increase our results of operations, business prospects or the value of your investment.

If securities or industry analysts do not publish research or reports about our business, or they publish negative reports about our business, our share price and trading volume could decline.

The trading market for our common stock will depend in part on the research and reports that securities or industry analysts publish about us or our business, our market, and our competitors. We do not have any control over these analysts. If one or more of the analysts who cover us downgrade our shares or publish negative views on us or our shares, our share price would likely decline. If one or more of these analysts cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which could cause our share price or trading volume to decline.

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Delaware law and our charter documents, may impede or discourage a takeover, which could cause the market price of our shares to decline.

We are a Delaware corporation, and the anti-takeover provisions of Delaware law impose various impediments to the ability of a third party to acquire control of us, even if a change in control would be beneficial to our existing stockholders. Our Board of Directors has the power, without stockholder approval, to adopt a stockholder rights plan and/or to designate the terms of one or more series of preferred stock and issue shares of preferred stock. The ability of our Board of Directors to create and issue a new series of preferred stock and certain provisions of Delaware law, our certificate of incorporation and bylaws could impede a merger, takeover or other business combination involving us or discourage a potential acquirer from making a tender offer for our common stock, which, under certain circumstances, could reduce the market price of our common stock and the value of any outstanding notes.

Our operating results may in the future continue to fluctuate on a quarterly and annual basis and if we fail to meet the expectations of analysts or investors, our stock price and the value of your investment could decline substantially.

Our operating results may in the future continue to fluctuate significantly on a quarterly and annual basis and may fail to match our past performance, and if we fail to meet or exceed the expectations of securities analysts or investors, the trading price of our common stock could decline. Moreover, our stock price may be based on expectations of our future performance that may be unrealistic or that may not be met

Our By-Laws include a forum selection clause, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us.

Our By-Laws require that, unless the Company consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the Company, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of the Company to the Company or the Company’s stockholders, (iii) any action asserting a claim arising pursuant to any provision of the DGCL or (iv) any action asserting a claim governed by the internal affairs doctrine.

This exclusive forum provision will not apply to claims under the Securities Exchange Act of 1934, but will apply to other state and federal law claims including actions arising under the Securities Act of 1933 (although our stockholders will not be deemed to have waived our compliance with the federal securities laws and the rules and regulations thereunder). Section 22 of the Securities Act of 1933, however, creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act of 1933 or the rules and regulations thereunder. Accordingly, there is uncertainty as to whether a court would enforce such a forum selection provision as written in connection with claims arising under the Securities Act of 1933. Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock is deemed to have notice of and consented to the foregoing provisions. This forum selection provision in our By-Laws may limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us. It is also possible that, notwithstanding the forum selection clause included in our bylaws, a court could rule that such a provision is inapplicable or unenforceable.

Risks Related to Legal or Regulatory Compliance

Our NFT-related products may face regulatory scrutiny

NFTs are digital assets recorded on a blockchain ledger for verification of authenticity and ownership of a unique digital asset, such as artwork. Given the increased scrutiny of digital assets as well as cryptocurrencies for regulatory and anti-money laundering purposes, it is possible that the United States and other jurisdictions will engage in increased scrutiny and regulation of NFTs and our business. While NFTs and cryptocurrencies are similar in that both are based on blockchain technology, unlike cryptocurrency units, which are fungible, NFTs have unique identification codes and represent content on the blockchain. The record of ownership of the NFT, which establishes authenticity and may also carry other rights, cannot be duplicated. As NFTs are a relatively new and emerging type of digital asset, the regulatory, commercial, and legal framework governing NFTs (as well as cryptocurrencies) is likely to evolve both in the United States and internationally and implicates issues regarding a range of matters, including, but not limited to, intellectual property rights, privacy and cybersecurity, fraud, anti-money laundering, sanctions, and currency, commodity, and securities law implications.

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Our NFT platform may be subject to regulation by financial regulators.

NFTs, in general, and our NFT platform (including our facilitation of transactions in Matic, a cryptocurrency generated using the Polygon protocol), in specific, may also be subject to regulations of the Financial Crimes Enforcement Network (”FinCEN”) of the U.S. Department of Treasury and the Bank Secrecy Act. Further, the Office of Foreign Assets Controls (“OFAC”) has signaled sanctions could apply to digital transactions and has pursued enforcement actions involving cryptocurrencies and digital asset accounts. The nature of many NFT transactions also involve circumstances which present higher risks for potential violations, such as anonymity, subjective valuation, use of intermediaries, lack of transparency, and decentralization associated with blockchain technology. In addition, the Commodity Futures Trading Commission has stated that cryptocurrencies, with which NFTs have some similarities, fall within the definition of “commodities.” If NFTs were deemed to be a commodity, NFT transactions could be subject to prohibitions on deceptive and manipulative trading or restrictions on manner of trading (e.g., on a registered derivatives exchange), depending on how the transaction is conducted. Moreover, if NFTs were deemed to be a “security”, it could raise federal and state securities law implications, including exemption or registration requirements for marketplaces for NFT transactions, sellers of NFTs, and the NFT transactions themselves, as well as liability issues, such as insider trading or material omissions or misstatements, among others. NFT transactions may also be subject to laws governing virtual currency or money transmission. For example, New York has legislation regarding the operation of virtual currency businesses. NFT transactions also raise issues regarding compliance with laws of foreign jurisdictions, many of which present complex compliance issues and may conflict with one another. Our launch and operation of our NFT platform (including our facilitation of transactions in Matic, a cryptocurrency associated with the Polygon blockchain, in connection therewith) expose us to the foregoing risks, among others, any of which could materially and adversely affect the success of our NFT platform and harm our business, financial condition, results of operations, reputation, and prospects.

Our facilitation of transactions in cryptocurrencies such as Matic on our NFT platform exposes us to risks under U.S. and foreign tax laws.

Although under U.S. federal tax laws, cryptocurrencies are currently considered property versus currency, we are obligated to report transactions involving cryptocurrencies in U.S. dollars and must determine their fair market value on each transaction date. The U.S. federal taxing authorities have issued limited guidance on cryptocurrency transactions. The current guidance treats the use of cryptocurrency to purchase a NFT as a taxable disposition of the cryptocurrency, which subjects the holder to taxable gain that such holder must report for federal and state tax purposes. Similarly, a seller of a NFT is subject to tax on the sale of the NFT. Congress is currently proposing legislation that could require us to report such transactions to the IRS. Our failure to accurately record or report the cryptocurrency and NFT sales transacted through our NFT platform, or held by us, would expose us to adverse tax consequences, penalties, and interest. Moreover, the IRS, in connection with audits of cryptocurrency exchanges, has successfully sued to obtain account holder transaction and tax information. The applicability of tax laws in the United States and foreign jurisdictions with respect to cryptocurrency and NFTs will continue to evolve. This uncertainty increases the risk of non-compliance with tax laws, which in turn could result in adverse tax consequences, penalties, investigations or audits, litigation, account holder lawsuits, or the need to revise or restate our financial statements and associated consequences therewith, among other things. Any of the foregoing could materially and adversely affect our business, financial condition, results of operations, reputation, and prospects.

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Our business could be adversely affected if our consumer data protection measures are not seen as adequate or there are breaches of our security measures or unintended disclosures of our consumer data.

We collect and store consumer information, including personal information. We take measures to protect our consumer information from unauthorized access or disclosure. It is possible that our security controls over consumer information may not prevent the improper access or disclosure of personal information. In addition, due to the high-profile nature of our products, we may draw a disproportionately higher amount of attention and attempts to breach our security controls than companies with lower profile products. A security incident that leads to disclosure of consumer information (including personal information) could harm our reputation, compel us to comply with disparate breach notification laws in various jurisdictions and otherwise subject us to liability under laws that protect personal information, any of which could result in increased costs or loss of revenue. A resulting perception that our products or services do not adequately protect the privacy of personal information could result in a loss of current or potential consumers and business partners. In addition, if any of our business partners experience a security incident that leads to disclosure of consumer information, our reputation could be harmed, resulting in loss of revenue.

In addition, certain of our products are online enabled. The ability of our products to offer online functionality, and our ability to offer content through a video game platform's digital distribution channel, is dependent upon the continued operation and security of such platform's online network. These third-party networks, as well as our own internal systems and websites, and the related security measures may be breached as a result of third-party action, including intentional misconduct by computer hackers, employee error, malfeasance or otherwise, and result in someone obtaining unauthorized access to our customers' information or our data—including our intellectual property and other confidential business information—or our information technology systems. Because the techniques used to obtain unauthorized access, or to sabotage systems, change frequently and generally are not recognized until launched against a target, we may be unable to anticipate these techniques or to implement adequate preventative measures. If an actual or perceived breach of our safeguards occurs, we may lose business, suffer irreparable damage to our reputation, and/or incur significant costs and expenses relating to the investigation and possible litigation of claims relating to such event.

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The laws and regulations concerning data privacy and certain other aspects of our business are continually evolving. Failure to comply with these laws and regulations could harm our business.

We are subject to certain privacy and data protection laws, including those in the U.S. Certain activities related to processing the personal data of individuals in the E.U. are conducted by our U.K.-based data controller or our local entities in the E.U. The U.S. Children's Online Privacy Protection Act also regulates the collection, use, and disclosure of personal information from children under 13 years of age. Failure to comply with privacy and data protection laws or age restrictions may increase our costs, subject us to expensive and distracting government investigations, and result in substantial fines, or result in lawsuits and claims against us to the extent these laws include a private right of action.

Privacy and data protection laws and industry terms are rapidly changing and likely will continue to do so for the foreseeable future, which could have an impact on our approach to operating and marketing our games and which may harm the sales of our products or decrease the size of our potential audience. For example, the E.U. General Data Protection Regulation ("GDPR") and the UK Data Protection Act 2018 ("DPA 2018") both became effective in May 2018. GDPR and DPA 2018 apply to us because we receive and process the personal information of individuals in the E.U. and the U.K., and we maintain certain local entities in the E.U. and the U.K. responsible for processing personal information. GDPR and DPA 2018 contain significant penalties for non-compliance. Countries in the E.U. are still enacting national laws that correspond to certain portions of the GDPR. The U.K. also implemented an Age Appropriate Design Code that applies to how personal data is used for individuals up to age 18. In the U.S., the California Consumer Privacy Act ("CCPA") became effective on January 1, 2020 and applies to processing of personal information of California residents. California also enacted the California Privacy Rights Act ("CPRA"), which updates the CCPA, and Virginia enacted the Consumer Data Protection Act, both effective January 1, 2023. Other states, including Nevada, have enacted or are considering similar privacy or data protection laws that may apply to us. The U.S. government, including the Federal Trade Commission and the Department of Commerce, also continue to review the need for greater or different regulation over the collection of personal information and information about consumer behavior on the Internet and on mobile devices, and the U.S. Congress is considering a number of legislative proposals to regulate in this area. Various government and consumer agencies worldwide have also called for new regulation and changes in industry practices. Further, and most notably in the mobile ecosystem, companies that provide the platforms on which our games are played are changing the terms on how publishers can collect and use personal data obtained from users on those platforms.

Player use of our games is subject to our privacy policy, end user license agreements ("EULA"), and terms of service. If we fail to comply with our posted privacy policy, EULA, or terms of service, or if we fail to comply with existing privacy or data protection laws and regulations, it could result in proceedings or litigation against us by governmental authorities or others, which could result in fines or judgments against us, damage our reputation, affect our financial condition, and harm our business. If regulators, the media, or consumers raise any concerns about our privacy and data protection or consumer protection practices, even if unfounded, this could also result in fines or judgments against us, damage our reputation, negatively affect our financial condition, and damage our business.

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It is possible that a number of laws and regulations may be adopted or construed to apply to us in the U.S. and elsewhere that could restrict the interactive entertainment industry, including player privacy, advertising, taxation, content suitability, copyright, distribution, and antitrust. Furthermore, the growth and development of electronic commerce and virtual goods may prompt calls for more stringent consumer protection laws that may impose additional burdens on companies such as ours conducting business through digital sales. Any such changes would require us to devote legal and other resources to address such regulation. For example, existing laws or new laws regarding the regulation of currency, banking institutions, and unclaimed property may be interpreted to cover virtual currency or virtual goods. If that were to occur, we may be required to seek licenses, authorizations, or approvals from relevant regulators, the granting of which may be dependent on us meeting certain capital and other requirements and we may be subject to additional regulation and oversight, all of which could significantly increase our operating costs. Changes in current laws or regulations or the imposition of new laws and regulations in the U.S. or elsewhere regarding these activities may lessen the growth of the interactive entertainment industry and impair our business, financial condition, and operating results. Further, in 2019, the World Health Organization included "gaming disorder" in the 11th revision of the International Classification of Diseases, leading some to consider legislation and policies aimed at mitigating the overuse of, and overspending within, video games.

Although we have structured and operate our skill tournaments and game mechanics, including random digital item mechanics, with applicable laws in mind, including any applicable laws relating to gambling, and believe that playing these games does not constitute gambling, our skill tournaments or game mechanics could become subject to gambling-related rules and regulations, or be deemed violative of current rules and regulations, and expose us to civil and criminal penalties. We also sometimes offer consumers of our online and casual games various types of contests and promotional opportunities. We are subject to laws in a number of jurisdictions concerning the operation and offering of such activities and games, many of which are still evolving and could be interpreted in ways that could harm our business. Further, random digital item mechanics may become subject to regulations in various jurisdictions. If these were to occur, we might be required to seek licenses, authorizations, or approvals from relevant regulators, the granting of which may be dependent on us meeting certain capital and other requirements, and we may be subject to additional regulation and oversight, such as reporting to regulators, all of which could significantly increase our operating costs. Moreover, the inclusion of random digital item mechanics has attracted the attention of the interactive gaming community, and if the future implementation of these features creates a negative perception of gameplay fairness or other negative perceptions, our reputation and brand could be harmed and revenue could be negatively impacted. Changes in current laws or regulations or the imposition of new laws and regulations in the U.S., the E.U., or elsewhere regarding these activities may lessen the growth of online or casual game services and impair our business. Also, existing laws or new laws regarding the marketing of in-game or in-app purchases, regulation of currency, banking institutions, unclaimed property, or money laundering may be interpreted to cover virtual currency or goods.

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Changes in our tax rates or exposure to additional tax liabilities, and changes to tax laws and interpretations of tax laws could adversely affect our earnings and financial condition.

We are subject to taxes in the United States and in various foreign jurisdictions. Significant judgment will be required to determine our worldwide income tax provision, tax assets, and accruals for other taxes, and there are many transactions and calculations where the ultimate tax determination is uncertain. Our effective income tax rate is based in part on our corporate operating structure and the manner in which we operate our business and develop, value and use our intellectual property. Taxing authorities in jurisdictions in which we operate may challenge and audit our methodologies for calculating our income taxes, which could increase our effective income tax rate and have an adverse impact on our results of operations and cash flows. In addition, our provision for income taxes is materially affected by our profit levels, changes in our business, changes in the mix of earnings in countries with differing statutory tax rates, changes in the elections we make, changes in the valuation of our deferred tax assets and liabilities, or changes in applicable tax laws or interpretations of existing income and withholding tax laws, as well as other factors. For example, the outcome of future guidance related to the U.S. Tax Act could cause us to change our analysis and materially impact our previous estimates and financial statements.

In addition, changes to U.S. federal, state or international tax laws or their applicability to corporate multinationals in the countries in which we do business may affect our effective tax rates and taxes, cause us to change the way in which we structure our business and resulted in other costs. Our effective tax rate also could be adversely affected by changes in our valuation allowances for deferred tax assets. Actual financial results also may differ materially from our current estimates and could have a material impact on our assessment of the valuation allowance.

Our reported financial results could be adversely affected by the application of existing or future accounting standards to our business as it evolves.

Our financial results are reported under the accounting policies promulgated by the SEC and national accounting standards bodies and the methods, estimates, and judgments that we use in applying our accounting policies. For example, standards regarding revenue recognition have and could further significantly affect the way we account for revenue related to our products and services. We expect that an increasing number of our games will be supported with material post-release activities, such as content updates and online-enabled features, and we could therefore be required to recognize more of the related revenues for those games over a period of time rather than at the time of sale. Further, as we increase our downloadable content and add new features to our online services, user playing patterns can affect our estimate of the service period, and we could be required to recognize revenues, and defer related costs, over a shorter or longer period of time than we initially allocated. As we enhance, expand and diversify our business and product offerings, the application of existing or future financial accounting standards, particularly those relating to the way we account for revenue, could have a significant adverse effect on our reported results although not necessarily on our cash flows.

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Change in government regulations relating to the Internet could have a negative impact on our business.

We rely on our consumers' access to significant levels of Internet bandwidth for the sale and digital delivery of our content and the functionality of our games with online features. Changes in laws or regulations that adversely affect the growth, popularity, or use of the Internet, including laws affecting "net neutrality" or measures enacted in certain jurisdictions as a result of the COVID-19 pandemic, could decrease the demand for our products and services or increase our cost of doing business.

Although certain jurisdictions have implemented laws and regulations intended to prevent Internet service providers from discriminating against particular types of legal traffic on their networks, other jurisdictions may lack such laws and regulations or repeal existing laws or regulations. For example, on December 14, 2017, the Federal Communications Commission voted to repeal net neutrality regulations in the U.S., and, following that decision, several states enacted net neutrality regulations. Given uncertainty around these rules, including changing interpretations, amendments, or repeal, coupled with the potentially significant political and economic power of local Internet service providers and the relatively significant level of Internet bandwidth access our products and services require, we could experience discriminatory or anti-competitive practices that could impede our growth, cause us to incur additional expenses, or otherwise negatively affect our business.

Risks related to financial and economic conditions

Declines in consumer spending and other adverse changes in the economy could have a material adverse effect on our business, financial condition and operating results.

Our  products involve discretionary spending on the part of consumers. We believe that consumer spending is influenced by general economic conditions and the availability of discretionary income. This makes our products particularly sensitive to general economic conditions and economic cycles as consumers are generally more willing to make discretionary purchases, including purchases of products like ours, during periods in which favorable economic conditions prevail. Adverse economic conditions, such as a prolonged U.S. or international general economic downturn, such as those caused by COVID-19, including periods of increased inflation, unemployment levels, tax rates, interest rates, energy prices, or declining consumer confidence, could also reduce consumer spending. Reduced consumer spending has and may in the future continue to result in reduced demand for our products and may also require increased selling and promotional expenses, which has had and may continue to have an adverse effect on our business, financial condition and operating results. In addition, during periods of relative economic weakness, our credit risk, reflecting our counterparty dealings with distributors, customers, capital providers and others may increase, perhaps materially so. As a result of COVID-19, our counterparty credit risk may be particularly exacerbated, as certain of our counterparties may face financial difficulties in paying owed amounts on a timely basis or at all. Furthermore, uncertainty and adverse changes in the economy could also increase the risk of material losses on our investments, increase costs associated with developing and publishing our products, increase the cost and availability of sources of financing, and increase our exposure to material losses from bad debts, any of which could have a material adverse effect on our business, financial condition and operating results. If economic conditions worsen, our business, financial condition and operating results could be adversely affected.

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We are particularly susceptible to market conditions and risks associated with the entertainment industry, which, in addition to general macroeconomic downturns, also include the popularity, price, and timing of our products; changes in consumer demographics; the availability and popularity of other forms of entertainment and leisure; and critical reviews and public tastes and preferences, which may change rapidly and cannot necessarily be predicted.

We are subject to risks and uncertainties of international trade, including fluctuations in the values of local foreign currencies against the dollar.

We are subject to risks inherent in foreign trade, including increased credit risks, tariffs, and duties, fluctuations in foreign currency exchange rates, shipping delays, and international political, regulatory and economic developments, all of which can have a significant influence on our operating results. Many of our international sales are made in local currencies, which could fluctuate against the dollar. While we may use forward exchange contracts to a limited extent to seek to mitigate foreign currency risk, our operating results could be adversely affected by unfavorable foreign currency fluctuations.

Our business is subject to economic, public health, market and geopolitical conditions.

Our business is subject to economic, market, public health and geopolitical conditions, which are beyond our control. The United States and other international economies have experienced cyclical downturns from time to time. Worsening economic conditions that negatively impact discretionary consumer spending and consumer demand, including inflation, slower growth, recession and other macroeconomic conditions, including those resulting from public health outbreaks such as the COVID-19 pandemic and geopolitical issues could have a material adverse impact on our business and operating results. In addition, the United Kingdom’s departure from the European Union has caused economic and legal uncertainty in the region and may result in macroeconomic conditions that adversely affect our business.

We are particularly susceptible to market conditions and risks associated with the entertainment industry, which, in addition to general macroeconomic downturns, also include the popularity, price and timing of our games, changes in consumer demographics, the availability and popularity of other forms of entertainment, and critical reviews and public tastes and preferences, which may change rapidly and cannot necessarily be predicted.

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Catastrophic events may disrupt our business.

Natural disasters, cyber-incidents, weather events, wildfires, power disruptions, telecommunications failures, public health outbreaks, failed upgrades of existing systems or migrations to new systems, acts of terrorism or other events could cause outages, disruptions and/or degradations of our infrastructure, including our partners’ server and network systems or a failure in our ability to conduct normal business operations. System redundancy may be ineffective and our disaster recovery and business continuity planning may not be sufficient for all eventualities. Such failures, disruptions, closures, or inability to conduct normal business operations could also prevent access to our products, services or online stores selling our products and services, cause delay or interruption in our product or live services offerings, allow breaches of data security or result in the loss of critical data. The COVID-19 pandemic could disrupt our ability to conduct normal business operations. An event that results in the disruption or degradation of any of our critical business functions or information technology systems, harms our ability to conduct normal business operations or causes a decreased in consumer demand for our products and services could materially impact our reputation and brand, financial condition and operating results.

General Risks

Our ability to limit our liabilities by contract or through insurance may be ineffective or insufficient to cover our future liabilities.

We attempt to limit, by contract, our liability for damages arising from our negligence, errors, mistakes, or security breaches. Contractual limitations on liability, however, may not be enforceable or may otherwise not provide sufficient protection to us from liability for damages and we are not always able to negotiate meaningful limitations. We maintain liability insurance coverage, including coverage for cybersecurity and errors and omissions. It is possible, however, that claims could exceed the amount of our applicable insurance coverage, if any, or that this coverage may not continue to be available on acceptable terms or in sufficient amounts. Even if these claims do not result in liability to us, investigating and defending against them could be expensive and time-consuming and could divert management’s attention away from our operations. In addition, negative publicity caused by these events may delay market acceptance of our solutions and services, any of which could materially and adversely affect our reputation and our business.

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We may not be successful in raising additional capital necessary to meet expected increases in working capital needs. If we need additional funding for operations and we are unable to raise it, we may not be able to continue our business operations.

We expect our working capital needs to increase in the future as we continue to expand and enhance our operations. Our ability to raise additional funds through equity or debt financings or other sources will depend on the financial success of our current business and successful implementation of our key strategic initiatives, financial, economic and market conditions and other factors, some of which are beyond our control. No assurance can be given that we will be successful in raising the required capital at reasonable cost and at the required times, or at all. Further equity financings may have a dilutive effect on shareholders and any debt financing, if available, may require restrictions to be placed on our future financing and operating activities. If we require additional capital and are unsuccessful in raising that capital, we may not be able to continue our business operations and advance our growth initiatives, which could adversely impact our business, financial condition and results of operations.

The estimates of market opportunity and forecasts of market growth included in this prospectus may prove to be inaccurate, and even if the markets in which we compete achieve the forecasted growth, our business may not grow at similar rates, or at all.

Market opportunity estimates and growth forecasts included in this prospectus are subject to significant uncertainty and are based on assumptions and estimates which may not prove to be accurate. The estimates and forecasts included in this prospectus relating to size and expected growth of our target market may prove to be inaccurate. Even if the markets in which we compete meet the size estimates and growth forecasts included in this prospectus, our business may not grow at similar rates, or at all. Our growth is subject to many factors, including our success in implementing our business strategy, which is subject to many risks and uncertainties.

We could be subject to securities class action litigation.

In the past, securities class action litigation has often been brought against a company following a decline in the market price of its securities. If we face such litigation, it could result in substantial costs and a diversion of management’s attention and resources, which could have a material adverse effect on our business, financial condition or results of operations.

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We have a history of operating losses, our management has concluded that factors raise substantial doubt about our ability to continue as a going concern and our auditor has included an explanatory paragraph relating to our ability to continue as a going concern in its audit report for the years ended December 31, 2021 and 2020.

We have a history of operating losses and have incurred cash flow deficits.  We anticipate that we may continue to report losses and cash flow may prove unstable for the foreseeable future. Our management has concluded that our historical recurring losses from operations and unstable cash flows from operations, as well as our dependence on private equity and other financings, raise substantial doubt about our ability to continue as a going concern and our auditor has included an explanatory paragraph relating to our ability to continue as a going concern in its audit report for the years ended December 31, 2021 and 2020.

Our ability to continue as a going concern is dependent upon generating sufficient cash flow from operations and obtaining additional capital and financing, including funds to be raised in this offering. If our ability to generate cash flow from operations is delayed or reduced and we are unable to raise additional funding from other sources, we may be unable to continue in business even if this offering is successful.

Health epidemics, including the current COVID-19 pandemic, have had, and could in the future have, an adverse impact on our business, operations, and the markets and communities in which we, our partners and customers operate.

Our business and operations could be adversely affected by health epidemics, including the current COVID-19 pandemic, impacting the markets and communities in which we, our partners and customers operate. The COVID-19 pandemic has caused and continues to cause significant business and financial markets disruption worldwide and there is significant uncertainty around the duration of this disruption on both a nationwide and global level, as well as the ongoing effects on our business.

The full extent to which the COVID-19 pandemic will directly or indirectly impact our business, results of operations and financial condition will depend on future developments that are highly uncertain and cannot be accurately predicted, and we may be unable to accurately forecast our revenue or financial results. Further, as many of our customers or partners experience downturns or uncertainty in their own business operations or revenue resulting from the spread of COVID-19, they may decrease or delay their spending, request pricing concessions or seek renegotiations of their contracts, any of which may result in decreased revenue for us. In addition, we may experience customer or strategic partner losses, including due to bankruptcy or our customers or strategic partners ceasing operations, which may result in an inability to collect receivables from these parties.

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In addition, in response to the spread of COVID-19, all our employees work remotely to minimize the risk of the virus to our employees and the communities in which we operate, and we may take further actions as may be required by government authorities or that we determine are in the best interests of our employees and business partners. There is no guarantee that we will be as effective while working remotely because our team is dispersed, employees may have less capacity to work due to increased personal obligations (such as childcare, eldercare, or caring for family members who become sick), may become sick themselves and be unable to work, or may be otherwise negatively affected, mentally or physically, by the COVID-19 pandemic and prolonged social distancing. Decreased effectiveness and availability of our team could adversely affect our results due to slow-downs in product development and recruiting efforts, delays in addressing performance issues, delays and inefficiencies among various operational aspects of our business, including our financial organization, or other decreases in productivity that could seriously harm our business. Furthermore, we may decide to postpone or cancel planned investments in our business in response to changes in our business as a result of the spread of COVID-19, which may impact our ability to attract and retain customers and our rate of innovation, either of which could harm our business. More generally, the COVID-19 outbreak has adversely affected economies and financial markets globally, which could decrease technology spending and adversely affect demand for our platforms and solutions. While the spread of COVID-19 may eventually be contained or mitigated, there is no guarantee that a future outbreak of this or any other widespread epidemics will not occur, or that the global economy will recover, either of which could harm our business.

Our financial results may fluctuate substantially for many reasons, and past results should not be relied on as indications of future performance.

Our revenues and operating results may fluctuate from quarter to quarter and from year to year due to a combination of factors, including, but not limited to:

●

competitive conditions in the industry, including strategic initiatives by us or our competitors, new products or services, product or service announcements and changes in pricing policy by us or our competitors;

●	market acceptance of our games and NFT platform;
●	our ability to maintain existing relationships and to create new relationships with business partners;
●

general weakening of the economy resulting in a decrease in the overall demand for our products and services or otherwise affecting the capital investment levels of businesses with respect to our products or services;

●	timing of product development and new product initiatives; and
●	increases in costs and expenses associated with the introduction of new products.

Further, the markets that we serve are volatile and subject to market shifts that we may be unable to anticipate. A slowdown in the demand for video games and/or an unexpected slowdown in the growth of the NFT market can have a significant adverse effect on the demand for our games and platforms in any given period.

Thus, there can be no assurance that we will be able to reach profitability on a quarterly or annual basis. We believe that our revenue and operating results will continue to fluctuate, and that period-to-period comparisons are not necessarily indications of future performance. Our revenue and operating results may fail to meet the expectations of public market analysts or investors, which could have a material adverse effect on the price of our common shares. In addition, portions of our expenses are fixed and difficult to reduce if our revenues do not meet our expectations. These fixed expenses magnify the adverse effect of any revenue shortfall.

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Our plans for implementing our business strategy and achieving profitability are based upon the experience, judgment and assumptions of our key management personnel, and available information concerning the communications and technology industries. If management’s assumptions prove to be incorrect, it could have a material adverse effect on our business, financial condition or results of operations.

If our estimates or judgments relating to our critical accounting policies prove to be incorrect, our results of operations could be adversely affected.

The preparation of financial statements in conformity with Generally Accepted Accounting Principles (“GAAP”) and our key metrics require management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes and amounts reported in our key metrics. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, as provided in the section titled “Management’s Discussion and Analysis of Financial Condition and Plan of Operation.” The results of these estimates form the basis for making judgments about the carrying values of assets, liabilities, and equity and the amount of revenue and expenses that are not readily apparent from other sources. Significant assumptions and estimates used in preparing our financial statements include those related to the determination of revenue recognition, fair values of acquired intangible assets and goodwill, useful lives of long-lived assets, internal-use software development costs, the valuation of our common stock, the valuation of stock-based awards, expected period of benefit for deferred commissions, and deferred income taxes. Our results of operations may be adversely affected if our assumptions change or if actual circumstances differ from those in our assumptions, which could cause our results of operations to fall below the expectations of securities analysts and investors, resulting in a decline in the trading price of our common stock.

We may require additional capital to support our business growth, and this capital might not be available on acceptable terms, if at all.

We intend to continue to make investments to support our business growth and may require additional funds to respond to business challenges, including the need to substantial increase marketing expenses, develop new features and tools or enhance our existing products, improve our operating infrastructure, or acquire complementary businesses and technologies. Accordingly, we have engaged and may continue to engage in equity or debt financings to secure additional funds. If we raise additional funds through future issuances of equity or convertible debt securities, our existing stockholders could suffer significant dilution, and any new equity securities we issue could have rights, preferences, and privileges superior to those of holders of our common stock. Any debt financing we secure in the future could involve restrictive covenants relating to our capital raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities, including potential acquisitions. We may not be able to obtain additional financing on terms favorable to us, if at all. If we are unable to obtain adequate financing or financing on terms satisfactory to us when we require it, our ability to continue to support our business growth and to respond to business challenges could be significantly impaired, and our business may be harmed.

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From time to time we may become involved in other legal proceedings.

We are currently, and from time to time in the future may become, subject to legal proceedings, claims, litigation and government investigations or inquiries, which could be expensive, lengthy, disruptive to normal business operations and occupy a significant amount of our employees’ time and attention. In addition, the outcome of any legal proceedings, claims, litigation, investigations or inquiries may be difficult to predict and could have a material adverse effect on our business, reputation, operating results, or financial condition.

We may incur significant additional costs and expenses, including costs and expenses associated with obligations relating to being a public company, which will require significant resources and management attention and may divert focus from our business operations, and we may generate losses in the future.

We incur significant expenses in developing our technology, marketing and providing the tools and solutions we offer, and acquiring customers. Our costs may increase due to our continued new product development and general administrative expenses, such as legal and accounting expenses related to becoming and being a public company. We have not been required in the past to comply with the requirements of the SEC, to file periodic reports with the SEC, or to have our financial statements completed, reviewed, or audited and filed within a specified time. As a public company following completion of this offering, we will be required to file periodic reports containing our financial statements with the SEC within a specified time following the completion of quarterly and annual periods.

As a public company, we will incur significant legal, accounting, insurance, and other expenses. Compliance with these reporting requirements and other rules of the SEC and the rules of the will increase our legal and financial compliance costs and make some activities more time-consuming and costly. Furthermore, the need to establish the corporate infrastructure demanded of a public company may divert management’s attention from implementing our growth strategy, which could prevent us from successfully implementing our strategic initiatives and improving our business, operating results, financial condition, and prospects. If we fail to manage these additional costs or increase our revenue, we may incur losses in the future.

We are an “emerging growth company” and our compliance with the reduced reporting and disclosure requirements applicable to “emerging growth companies” may make our common stock less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act, and we have elected to take advantage of certain exemptions and relief from various reporting requirements that are applicable to other public companies that are not “emerging growth companies.” These provisions include, but are not limited to: being permitted to have only two years of audited financial statements and only two years of related management’s discussion and analysis of financial condition and plan of operation disclosures; being exempt from compliance with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act; being subject to reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements; and not being required to hold nonbinding advisory votes on executive compensation or on any golden parachute payments not previously approved.

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In addition, while we are an “emerging growth company,” we will not be required to comply with any new financial accounting standard until such standard is generally applicable to private companies. As a result, our financial statements may not be comparable to companies that are not “emerging growth companies” or elect not to avail themselves of this provision.

We may remain an “emerging growth company” until as late as December 31, 2027, the fiscal year-end following the fifth anniversary of the completion of this initial public offering, though we may cease to be an “emerging growth company” earlier under certain circumstances, including if (i) we have more than $1.07 billion in annual revenue in any fiscal year, (ii) we become a “large accelerated filer,” with at least $700 million of equity securities held by non-affiliates as of the end of the second quarter of that fiscal year, or (iii) we issue more than $1.0 billion of non-convertible debt over a three-year period.

The exact implications of the JOBS Act are still subject to interpretations and guidance by the SEC and other regulatory agencies, and we cannot assure you that we will be able to take advantage of all of the benefits of the JOBS Act. In addition, investors may find our common stock less attractive to the extent we rely on the exemptions and relief granted by the JOBS Act. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may decline or become more volatile.

If we are unable to implement and maintain effective internal controls over financial reporting, investors may lose confidence in the accuracy and completeness of our financial reports.

As a public company, we will be required to maintain internal controls over financial reporting and to report any material weaknesses in such internal controls. We will be required to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act at the time of our second annual report on Form 10-K. However, our independent registered public accounting firm will not be required to attest to the effectiveness of our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act until the later of the year following our first annual report required to be filed with the SEC or the date we are no longer an “emerging growth company” as defined in the JOBS Act. Accordingly, you will not be able to depend on any attestation concerning our internal control over financial reporting from our independent registered public accounting firm for the foreseeable future.

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The process of designing and implementing internal controls over financial reporting is time consuming, costly, and complicated. If during the evaluation and testing process, we identify one or more material weaknesses in our internal control over financial reporting or determine that existing material weaknesses have not been remediated, our management will be unable to assert that our internal control over financial reporting is effective. Even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm may conclude that there are material weaknesses with respect to our internal controls or the level at which our internal controls are documented, designed, implemented, or reviewed. If we are unable to assert that our internal control over financial reporting is effective, or when required in the future, if our independent registered public accounting firm is unable to express an opinion as to the effectiveness of our internal control over financial reporting, investors may lose confidence in the accuracy and completeness of our financial reports and the valuation of our common stock could be adversely affected.

The authorization and issuance of preferred stock could adversely affect the voting and other rights of our shareholders.

The Board of Directors has the power to establish the dividend rates, liquidation preferences, voting rights, redemption and conversion terms, and all other rights, preferences and privileges with respect to any series of preferred stock. The issuance of any series of preferred stock having rights superior to those of Ultimax’s common stock may result in a decrease in the value or market price of our common stock and could be used by our Board of Directors as a means to prevent a change in control of our Company.

Future issuances of preferred stock may provide for dividends and certain preferences in liquidation, as well as conversion rights. Such preferred stock issuances could make the possible takeover, or the removal of management, more difficult. The issuance of such preferred stock could discourage hostile bids for control of the company in which stockholders could receive premiums for their common stock, could adversely affect the voting and other rights of the holders of our common stock, or could depress the market price of our common stock.

We do not intend to pay dividends for the foreseeable future.

We currently intend to retain any future earnings to finance the operation and expansion of our business and we do not expect to declare or pay any dividends in the foreseeable future. In addition, Delaware law may impose requirements that may restrict our ability to pay dividends to holders of our common stock. As a result, stockholders must rely on sales of their common stock after price appreciation as the only way to realize any future gains on their investment.

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CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS

This prospectus contains, in addition to historical information, forward-looking statements. These statements are based on our management’s beliefs and assumptions and on information currently available to our management. The forward-looking statements are contained principally under the headings “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Plan of Operation,” “Use of Proceeds” and “Business.” Forward-looking statements include statements concerning:

●	our possible or assumed future results of operations;

●	our business strategies;

●	our ability to attract and retain customers;

●	our ability to sell additional products and services to customers;

●	our cash needs and financing plans;

●	our competitive position;

●	our industry environment;

●	our potential growth opportunities;

●	expected technological advances by us or by third parties and our ability to leverage them;

●	our intent to make distributions;

●	the effects of future regulation; and

●	the effects of competition.

All statements in this prospectus that are not historical facts are forward-looking statements. We may, in some cases, use terms such as “anticipates,” “believes,” “could,” “estimates,” “expects,” “intends,” “may,” “plans,” “potential,” “predicts,” “projects,” “should,” “will,” “would” or similar expressions that convey uncertainty of future events or outcomes to identify forward-looking statements.

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The outcome of the events described in these forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements. These important factors include our financial performance and the other important factors we discuss in greater detail in “Risk Factors.” You should read these factors and the other cautionary statements made in this prospectus as applying to all related forward-looking statements wherever they appear in this prospectus. Given these factors, you should not place undue reliance on these forward-looking statements. Also, forward-looking statements represent our management’s beliefs and assumptions only as of the date on which the statements are made. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we currently expect.

This prospectus contains estimates and other statistical data made by independent parties and by us relating to market size and growth and other data about our industry. We obtained the industry and market data in this prospectus from our own research as well as from industry and general publications, surveys and studies conducted by third parties. This data involves a number of assumptions and limitations and contains projections and estimates of the future performance of the industries in which we operate that are subject to a high degree of uncertainty, including those discussed in “Risk Factors”. We caution you not to give undue weight to such projections, assumptions and estimates. Further, industry and general publications, studies and surveys generally state that they have been obtained from sources believed to be reliable, although they do not guarantee the accuracy or completeness of such information. While we believe that these publications, studies and surveys are reliable, we have not independently verified the data contained in them. In addition, while we believe that the results and estimates from our internal research are reliable, such results and estimates have not been verified by any independent source.

USE OF PROCEEDS

We estimate that we will receive net proceeds from this offering of approximately $ million (or approximately $ million if the underwriters’ option to purchase additional shares is exercised in full) based on an assumed initial public offering price of $ per share of common stock, the midpoint of the estimated price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The principal purposes of this offering are to increase our capitalization and financial flexibility and create a public market for our common stock. We currently intend to use the net proceeds we receive from this offering for general corporate purposes, including growth capital, working capital, operating expenses, hiring, potential acquisitions and capital expenditures. Although we may use a portion of the net proceeds of this offering for the acquisition of additional assets or businesses, or for other strategic investments or opportunities, we have no current understandings, agreements or commitments in this regard.

The intended use of net proceeds from this offering represents our expectations based upon our present plans and business conditions. We cannot predict with certainty all of the particular uses for the proceeds of this offering or the amounts that we will actually spend on the uses described in this prospectus. Accordingly, our management will have significant flexibility in applying the net proceeds of this offering. The timing and amount of our actual expenditures will be based on many factors, including cash flows from operations, if any, the anticipated growth of our business and those factors set forth above under “Risk Factors” and elsewhere in this prospectus. Pending such uses, we intend to invest the net proceeds of this offering in a variety of capital-preservation investments, including short- and immediate-term, interest-bearing obligations, investment-grade instruments, certificates of deposit or direct or guaranteed obligations of the U.S. government.

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DIVIDEND POLICY

We have never declared or paid any cash dividend on our capital stock. We currently intend to retain any future earnings and do not expect to pay any dividends in the foreseeable future. Any future determination to declare cash dividends will be made at the discretion of our Board of Directors, subject to applicable laws, and will depend on a number of factors, including our financial condition, results of operations, capital requirements, contractual restrictions, general business conditions and other factors that our Board of Directors may deem relevant.

CAPITALIZATION

The following table sets forth our cash as of December 31, 2021

●	on an actual basis; and
●

on a pro forma as adjusted basis after giving effect to the sale of common stock in this offering at an assumed offering price of $  per share, the midpoint of the estimated price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses, and the application of the net proceeds of the offering.

You should read the following table in conjunction with the “Use of Proceeds” and “Management’s Discussion and Analysis of Financial Condition and Plan of Operation” sections of this prospectus and our financial statements and related notes appearing elsewhere in this prospectus.

As of December 31, 2021
Pro forma
	Actual		Pro Forma		as adjusted
			(unaudited)		(unaudited)

Cash	$		$		$
Debt, net of current portion	0
Preferred stock, par value $0.0001 per share, 10,000,000 shares authorized, no shares issued and outstanding	-
Common stock, par value $0.0001 per share, 200,000,000 shares authorized, _______ shares outstanding (actual), shares outstanding (Pro forma), shares outstanding (Pro forma as adjusted)
Additional paid-in capital
Accumulated deficit	(	)	(	)	(	)
Total stockholders’ equity	(	)
Total capitalization	$(	)	$		$

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The information discussed above is illustrative only, and the dilution information following this offering will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing. Each $1.00 increase (decrease) in the assumed initial public offering price of $   per share would increase (decrease) the net proceeds to us by approximately $   million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting the estimated underwriting discounts and commissions. An increase (decrease) of shares in the number of shares offered by us, as set forth on the cover page of this prospectus, would increase (decrease) the pro forma as adjusted amount of each of cash, total stockholders’ equity and total capitalization by $        million, assuming no change in the assumed initial public offering price per share and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

The number of shares of our common stock to be outstanding after this offering is based on shares of our common stock outstanding as of           , 2022, assumes no exercise by the underwriters of their over-allotment option and excludes:

•	[ ];

•	[ ]; and

•	_________ shares of common stock issuable upon exercise of warrants to be issued to the representative of the underwriters as part of this offering at an exercise price of $ (assuming an initial public offering price of $ per share (the midpoint of the price range set forth on the cover page of this prospectus).

If the underwriters exercise their option to purchase additional shares in full, as adjusted cash and cash equivalents, additional paid-in capital, total stockholders’ (deficit) equity, total capitalization and shares of common stock outstanding as of December 31, 2021 would be $           , $          , $              , $            and           shares, respectively.

DILUTION

If you invest in our common stock in this offering, your interest will be diluted to the extent of the difference between the initial public offering price per share of common stock and the as adjusted net tangible book value per share of our common stock immediately after this offering. The net tangible book value of our common stock as of December 31, 2021 was $     or $       per share. Net tangible book value per share represents our total tangible assets (which were total assets of $_______ less intangible assets of $0 at December 31, 2021) less our total liabilities, divided by the number of shares of outstanding common stock. Our pro forma net tangible book value as of December 31, 2021 would have been $            , or $              per share.

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After giving effect to the receipt of the net proceeds from our sale of common stock in this offering, at an assumed initial public offering price of $          per share, the midpoint of the estimated price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses, our pro forma as adjusted net tangible book value as of December 31, 2021 would have been approximately $          million, or $        per share. This amount represents an immediate increase in pro forma as adjusted net tangible book value of $          per share to our existing stockholders and an immediate dilution of $        per share to new investors participating in this offering.

We determine dilution per share to investors participating in this offering by subtracting the pro forma as adjusted net tangible book value per share after this offering from the assumed initial public offering price per share paid by investors participating in this offering. The following table illustrates this dilution on a per share basis to new investors:

Assumed initial public offering price per share	$
Net tangible book value per share as of December 31, 2021		$(0.______	)
Pro forma net tangible book value per share	$
Increase per share to existing stockholders attributable to investors in this offering	$
Pro forma as adjusted net tangible book value per share, to give effect to this offering	$
Dilution in net tangible book value per share to new investors in this offering	$

Each $1.00 increase (decrease) in the assumed initial public offering price of $  per share would increase (decrease) the net proceeds to us by approximately $  million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting the estimated underwriting discounts and commissions.

The pro forma as adjusted information discussed above is illustrative only and will change based on the actual initial public offering price, number of shares and other terms of this offering determined at pricing.

If the underwriters exercise their option to purchase additional shares of common stock in this offering in full at the assumed initial public offering price of $  per share and assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses, the pro forma as adjusted net tangible book value would be approximately $  per share, and the dilution in pro forma as adjusted net tangible book value per share to investors in this offering would be approximately $  per share.

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The table below summarizes, on a pro forma as adjusted basis as of December 31, 2021, the number of shares of our common stock, the total consideration and the average price per share (i) paid to us by existing stockholders and (ii) to be paid by new investors purchasing shares in this offering at an assumed initial public offering price of $  per share, before deducting underwriting discounts and commissions and estimated offering expenses.

	Shares Purchased		Total Consideration		Average Price Per
	Number		Amount		Share
Existing stockholders		%		%	$
New investors		%		%	$
Total		100.0%	$	100.0%	$

In addition, if the underwriters exercise their option to purchase additional shares of common stock in full, the percentage of shares held by existing stockholders will be reduced to   % of the total number of shares of common stock to be outstanding upon the closing of this offering, and the number of shares of common stock held by new investors participating in this offering will be further increased by shares, or   % of the total number of shares of common stock to be outstanding upon the closing of this offering.

Each $1.00 increase (decrease) in the assumed initial public offering price of $     per share would increase (decrease) the net proceeds to us by approximately $  million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting the estimated underwriting discounts and commissions.

The total number of shares of our common stock reflected in our actual and pro forma information set forth in the table above excludes:

●	Exercise by the underwriters of their option to purchase additional shares of common stock to cover over-allotments;
●	shares of common stock underlying the representative’s warrants to be issued to the representative of the underwriters in this offering;

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITIONS AND PLAN OF OPERATION

You should read the following discussion and analysis of financial condition and plan of operation in conjunction with our financial statements and related notes appearing elsewhere in this prospectus. In addition to historical information, the following discussion and analysis includes forward looking statements that involve risks, uncertainties and assumptions. Our actual results and the timing of events could differ materially from those anticipated in these forward looking statements as a result of a variety of factors, including those discussed in “Risk Factors” and elsewhere in this prospectus. See the discussion under “Cautionary Note Regarding Forward Looking Statements” beginning on page 53 of this prospectus

Overview

Ultimax Digital, Inc. (the “Company”, “we”, “our”) combines elements of a video game studio/publisher (“Ultimax Game Studio”), a marketplace for Non-Fungible Tokens (“Ultimax NFT Marketplace”), an NFT creation middleware developer (“Ultimax NFT Toolkit”), and an NFT studio which produces NFTs to sell in our Ultimax NFT Marketplace (“Ultimax NFT Studio”). The Ultimax Game Studio currently has one game in the market and second game will be release during the second quarter of 2022.  Our NFT Studio and NFT Marketplace are currently being developed with our first product offerings being released in the first quarter of 2022.  We offer significant exposure to the rapidly growing and potentially transformative video game and NFT markets, while attempt to mitigate downside risk via our diversified model.

The Company currently has approximately seven consultants and software developers and engineers.

Impact of COVID-19

In January 2020, an outbreak of a new strain of coronavirus, COVID-19, was identified in Wuhan, China. Through the first quarter of 2020, the disease became widespread around the world, and on March 11, 2020, the World Health Organization declared a pandemic. Our business and operations have been adversely affected by the COVID-19 pandemic, as have the markets in which our customers operate. The COVID-19 pandemic has caused and continues to cause significant business and financial markets disruption worldwide and there is significant uncertainty around the duration of this disruption and its ongoing effects on our business. We continue to closely monitor the situation and the effects on our business and operations. We do not yet know the full extent of potential impacts on our business and operations. Given the uncertainty, we cannot reasonably estimate the impact on our future results of operations, cash flows or financial condition.

Critical Accounting Policies and Estimates and Recent Accounting Pronouncements

Basis of Presentation

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). While our significant accounting policies are more fully described in our audited financial statements, we believe the following accounting policies are the most critical to aid in fully understanding and evaluating this management discussion and analysis.

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Use of Accounting Estimates

The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the accompanying financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. The principal estimates relate to the valuation of allowance for doubtful accounts, common stock, stock options and cost of goods sold.

Revenue Recognition

We recognize revenue upon the shipment of its products when: (1) title and the risks and rewards of ownership are transferred; (2) persuasive evidence of an arrangement exists; (3) there are no continuing obligations to the customer; and (4) the collection of related accounts receivable is probable. Certain products are sold to customers with a street date (the earliest date these products may be resold by retailers). Revenue for sales of these products is not recognized prior to their street date. Some of our software products provide limited online features at no additional cost to the consumer. Generally, such features have been considered to be incidental to our overall product offerings and an inconsequential deliverable. Accordingly, we do not defer any revenue related to products containing these limited online features. However, in instances where online features or additional functionality is considered a substantive deliverable in addition to the software product, such characteristics will be taken into account when applying our revenue recognition policy.

We plan to generally sell its products on a no-return basis, although in certain instances, we plan to provide price protection or other allowances on certain unsold products. Price protection, when granted and applicable, allows customers a partial credit against amounts they owe us with respect to merchandise unsold by them. Revenue is recognized, and accounts receivable is presented, net of estimates of these allowances.

We estimate potential future product price protection and other allowances related to current period product revenue. We analyze historical experience, current sell through of retailer inventory of our products, current trends in the video game market, the overall economy, changes in customer demand and acceptance of our products and other related factors when evaluating the adequacy of price protection and other allowances.

Sales incentives or other consideration given by us to customers that are considered adjustments of the selling price of its products, such as rebates and product placement fees, are reflected as reductions of revenue. Sales incentives and other consideration that represent costs incurred by us for benefits received, such as the appearance of our products in a customer’s national circular ad, are reflected as selling and marketing expenses, in accordance with Accounting Standards Codification (“ASC”) 605-50, Customer Payments and Incentives.

In addition, some of our software products are sold exclusively as downloads of digital content for which the consumer takes possession of the digital content for a fee. Revenue from product downloads is generally recognized when the download is made available (assuming all other recognition criteria are met).

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When we operate hosted online games in which players can play for free and purchase virtual goods for use in the games, it recognizes revenues from the sale of virtual goods as service revenues over the estimated period in which players use the game. It currently estimates these periods of use to be three to four months. We periodically assess its estimates for this period of use and future increases or decreases in these estimates and adjusts recognized revenues prospectively. We also recognize advertising revenue as ads are served. We have not earned revenue to date related to its online games.

We record revenue for distribution agreements where we are acting as an agent as defined by ASC Topic 605, Revenue Recognition, Subtopic 45, Principal Agent Considerations, on a net basis. When we enter into license or distribution agreements that provide for multiple copies of games in exchange for guaranteed amounts, revenue is recognized in accordance with the terms of the agreements, generally upon delivery of a master copy, assuming our performance obligations are complete and all other recognition criteria are met, or as per-copy royalties are earned on sales of games.

Capitalized Software Development Costs and License Fees.

Software development costs include fees in the form of milestone payments made to independent software developers and licensors. Software development costs are capitalized once technological feasibility of a product is established and management expects such costs to be recoverable against future revenues in accordance with ASC 985-20, Software - Costs of Software to be Sold, Leased or Marketed.. For products where proven game engine technology exists, this may occur early in the development cycle. Technological feasibility is evaluated on a product-by-product basis. Amounts related to software development that are not capitalized are charged immediately to product research and development costs. Commencing upon a related product’s release capitalized costs are amortized to cost of sales based upon the higher of (i) the ratio of current revenue to total projected revenue or (ii) straight-line charges over the expected marketable life of the product. As of December 31, 2021 and 2020, the Company had capitalized software development costs of $723,721 and $0, respectively.

Prepaid license fees represent license fees to owners for the use of their intellectual property rights in the development of our products. Minimum guaranteed royalty payments for intellectual property licenses are initially recorded as an asset (prepaid license fees) and a current liability (accrued royalties payable) at the contractual amount upon execution of the contract or when specified milestones or events occur and when no significant performance remains with the licensor. Licenses are expensed to cost of sales at the higher of (i) the contractual royalty rate based on actual sales or (ii) an effective rate based upon total projected revenue related to such license. Capitalized software development costs are classified as non-current if they relate to titles for which we estimate the release date to be more than one year from the balance sheet date. There were no non-current portions of capitalized software development costs and license fees as of December 31, 2020 and 2021.

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The amortization period for capitalized software development costs and prepaid license fees is usually no longer than five years from the initial release of the product. If actual revenues or revised forecasted revenues fall below the initial forecasted revenue for a particular license, the charge to cost of sales may be larger than anticipated in any given quarter. The recoverability of capitalized software development costs and prepaid license fees is evaluated quarterly based on the expected performance of the specific products to which the costs relate. When, in management’s estimate, future cash flows will not be sufficient to recover previously capitalized costs, we expense these capitalized costs to “cost of sales-software development costs and license fees,” in the period such a determination is made. These expenses may be incurred prior to a game’s release for games that have been developed. If a game is cancelled prior to completion of development and never released to market, the amount is expensed to operating costs and expenses. If we were required to write off licenses, due to changes in market conditions or product acceptance, its results of operations could be materially adversely affected.

Costs of developing online free-to-play social games, including payments to third-party developers are expensed as research and development expenses. Revenue from these games is largely dependent on players’ future purchasing behavior in the game and currently we cannot reliably project that future net cash flows from developed games will exceed related development costs.

Prepaid license fees and milestone payments made to our third-party developers are typically considered non-refundable advances against the total compensation they can earn based upon the sales performance of the products. Any additional royalty or other compensation earned beyond the milestone payments is expensed to cost of sales as incurred.

Significant Judgments

Our contracts with customers often include promises to transfer multiple products/services. Determining whether products/services are considered distinct performance obligations that should be accounted for separately versus together may require significant judgment. Further, judgment may be required to determine the standalone selling price for each distinct performance obligation.

Accounts Receivable

Accounts receivable consists primarily of amounts due from customers under normal trade terms. Allowances for uncollectible accounts are provided for based upon a variety of factors, including historical amounts written-off, an evaluation of current economic conditions, and assessment of customer collectability.

Employee Stock-Based Compensation

We recognize stock-based compensation expense related to grants to employees or service providers based on grant date fair values of common stock or the stock options, which are amortized over the requisite period, as well as forfeitures as they occur.

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Research and Development Costs

Research and development expenses are expensed as incurred, and include payroll, employee benefits and stock-based compensation expense. Research and development expenses also include third-party development and programming costs. Given the nascent industry and uncertain market environment we operate in, research and development costs are not capitalized.

Results of Operations for the Year Ended December 31, 2021 Compared to the Year Ended December 31, 2020

Revenues

The Company had no revenue for the years ended December 31, 2021 and December 31, 2020.  During 2021 and 2020, the Company was still developing its product line and had yet to launch any products.

Operating Expenses

Operating expenses are composed of consultant fees, which includes our third party software developers, professional fees and other expenses related to operating the Company. Our operating expenses for the year ended December 31, 2021 were $881,758 compared to $192,171 for the year ended December 31, 2020, an increase of $689,587 or 458%. The increase was primarily due to increased expenses associated with ramping up our business activities including increases in third party consulting fees and professional fees.

Net loss

For the year ended December 31, 2021, we incurred a net loss of $942,764 compared to a net loss of $229,611 for the year ended December 31, 2020, an increase of $713,153 or approximately 411%.  The increase in net loss was primarily due to higher operating expenses associated with ramping up our business activities.

Off-Balance Sheet Arrangements

We have not entered into any off-balance sheet transactions, arrangements or other relationships with unconsolidated entities or other persons.

Liquidity and Capital Resources

	For the Year Ended
	December 31,		Change
	2021	2020	$	%

Net cash (used in) operating activities	$(1,434,479)	$(304,421)	$(1,130,058)	471%
Net cash provided by financing activities	1,497,000	306,100	1,190,900	489%
Net increase (decrease) in cash and cash equivalents	62,521	1,679	60,842	3,723%
Cash, beginning of year	3,674	1,995	62,521	1801%
Cash, end of period	$66,195	$3,674	$62,721	1801%

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Based upon our current business plans and planned expenditures on software development, content, marketing, salaries and consulting fees, we will require a minimum of $2 million of funding over the next 12 months, which may be compromised of additional equity investment, loans and revenue from our video games and NFT offerings.

Operating activities

Net cash used in operating activities for the year ended December 31, 2021 was $1,434,479, compared to $304,421, for the year ended December 31, 2020, an increase of $1,190,900 approximately 489%. The significant increase in cash used in operating activities is primarily attributable to increases in expenses as we ramp up operations and prepare to launch several products. We expect net cash from operating activities to be negative in the coming periods, until the Company’s products are able to produce meaningful revenue.

Financing activities

Net cash provided by financing activities for the year ended December 31, 2021 was $1,497,000, primarily from the sale of convertible promissory notes to investors. For the year ended December 31, 2020, net cash provided by financing activities was $306,100, all from all from the sale of the Company’s common stock and promissory notes to investors.

As of December 31, 2021, we had $66,195 of cash on hand.

We adopted the Financial Accounting Standards Board’s (“FASB”) Accounting Standard Codification (“ASC”) Topic 205-40, Presentation of Financial Statements – Going Concern, which requires that management evaluate whether there are relevant conditions and events that, in the aggregate, raise substantial doubt about the entity’s ability to continue as a going concern and to meet its obligations as they become due within one year after the date that the financial statements are issued.

For the years ended December 31, 2021 and December 31, 2020, we reported net losses of $942,764 and $229,611, respectively and negative cash used in operating activities of $1,434,479 and $304,421, respectively. As noted in our financial statements, as of December 31, 2021 and December 31, 2020, we had working capital deficit and an accumulated deficit of $2,185,590 and $1,242,826, respectively. Based upon the foregoing, we require additional equity and/or debt financing to continue our operations. These conditions raise substantial doubt about our ability to continue as a going concern for at least one year from the date of this filing.

In addition, the maturity dates of the four promissory notes that we issued to investors in 2018 and 2019, in the total principal amount of $250,000 have expired. We expect to repay the four notes, plus accrued interest  from the proceeds of this offering. Additional notes issued to investors in 2021, as fully described in Note 6 to our Financial Statements, will either be repaid from the proceeds of this offering, or at the option of the holders, converted into shares of our common stock.

As a result of the foregoing factors, together with our recurring losses from operations and negative cash flows since inception, our independent registered public accounting firm included an explanatory paragraph relating to our ability to continue as a going concern in its report on our audited financial statements for the years ended December 31, 2021 and 2020.

Plan of Operations

The Company is an early stage, growth technology company. The combination of operating losses since inception, cash expected to be used in operating activities in the future and uncertain conditions relating to additional capital raises and continued revenue growth created an uncertainty about the Company’s ability to continue as a going concern. However, taking into account conservative revenue projections and the proceeds of this Offering, the Company believes that it is sufficiently funded to meet its operational plan and future obligations well beyond the 12-month period from the date that the financial statements were issued.

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Over the next 12 months, the Company has several major milestones to achieve, namely, (a) marketing our StoneHold game and building a substantial base of players, (c) marketing our NFT Marketplace and attracting purchasers of our NFT offerings, (d) entering into additional content licenses to increase the supply of NFT product offerings, (e) entering into partnerships with third party video game developers to integrate our NFT Plug-In into their games, (f) continue to develop improvements to StoneHold including releasing mobile and game console versions of the game, (g) continual improvements to the features of our NFT Marketplace, (h) continual improvements to the functionality of our NFT Plug-In, (h) development of new products, and (i) hiring of 10 to 20 additional employees mostly devoted to marketing and administration.

We anticipate that during the next 12 months, the Company will need to spend $2 million on marketing, $1 million on continued product development and $2 million for employee compensation. We expect the proceeds from this Offering will be sufficient to finance these activities as well as the repayment of our current liabilities.  In addition, management believes it will be able to establish a revenue base which will provide additional capital for use in marketing and product development.

Emerging Growth Company Status

We are an “emerging growth company”, as defined in the JOBS Act, and, for as long as we continue to be an emerging growth company, we may choose to take advantage of exemptions from various reporting requirements applicable to other public companies but not to emerging growth companies, including, but not limited to, not being required to have our independent registered public accounting firm audit our internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. As an emerging growth company we can also delay adopting new or revised accounting standards until such time as those standards apply to private companies. We intend to avail ourselves of these options. Once adopted, we must continue to report on that basis until we no longer qualify as an emerging growth company.

We will cease to be an emerging growth company upon the earliest of: (i) the end of the fiscal year following the fifth anniversary of this offering; (ii) the first fiscal year after our annual gross revenue are $1.07 billion or more; (iii) the date on which we have, during the previous three-year period, issued more than $1.0 billion in non-convertible debt securities; or (iv) the end of any fiscal year in which the market value of our common stock held by non-affiliates exceeded $700 million as of the end of the second quarter of that fiscal year. We cannot predict if investors will find our common stock less attractive if we choose to rely on these exemptions. If, as a result of our decision to reduce future disclosure, investors find our common stock less attractive, there may be a less active trading market for our common stock and the price of our common stock may be more volatile.

BUSINESS

Ultimax Digital, Inc., a Delaware corporation, was incorporated in April 2018 under the name Ultimas, Inc., to solve some of the most significant problems facing video game developers desiring to implement the capability to offer in-game purchases in their video game. In 2020, we pivoted our focus to the publishing of video games and in 2021, we increased our focus to include the development of a Non-Fungible Token (“NFT”)marketplace and technology infrastructure to allow other video game developers the ability to add in-game NFT minting by game players.

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We combine elements of a video game studio/publisher (“Ultimax Game Studio”), a marketplace for Non-Fungible Tokens (“Ultimax NFT Marketplace”), an NFT creation middleware developer (“Ultimax NFT Toolkit”), and an NFT studio which produces NFTs to sell in our Ultimax NFT Marketplace (“Ultimax NFT Studio”). We believe that we offer significant exposure to the rapidly growing and potentially transformative video game and NFT markets, while mitigating downside risk via our diversified model.

Leveraging our different elements, we strive to cultivate and manage our various business components with the goal of leveraging collaboration and joint go-to-market strategies, such as our planned joint launch of our NFT Marketplace and StoneHold video game.

While the video game industry is mature in sense that it employs customary business models and revenue strategies, the NFT industry is an early-stage industry with nascent markets, business strategies and revenue models. We believe that the NFT industry has significant growth potential, and that our NFT platform and ecosystem creates important competitive advantages.

Ultimax Game Studio

The Ultimax Game Studio is focused on game acquisition and re-development. Our Game Studio strategy is to mitigate the risks associated with video game development by acquiring fully developed or nearly completed, high-quality video games from distressed development studios. By doing so, we seek to dramatically reduce the cost of game development and time to market, and reduce the risks associated with market acceptance. In selecting games to acquire, we also seek to balance the “hit” potential of premium games with the steady, substantial revenue opportunities of Free to Play (F2P) games.

There are two major advantages to this strategy. First, we are able to mitigate the risks associated with video game development and leverage the millions of dollars spent by the original studios by acquiring rights for a fraction of the amounts already spent on development. This greatly reduces the substantial, open ended financial risks associated with game development. Second, we are able to review the quality and appeal of a game before acquiring the rights. This reduces the risk that after years of development, a game is not fun, playable or appealing, something that has occurred many times over the history of the video game industry. Simply stated, we are able to evaluate the “hit potential” of a game by actually playing it rather than just looking at pre-development storyboards. Finally, time to market for acquired games is dramatically reduced from years to only six months to a year.

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Our experienced management team of video game industry veterans has successfully acquired the publishing rights to two high-quality, franchise video games We have successfully launched our first game, Geminose, on a worldwide basis. Our second game, StoneHold, will launch in the second quarter of 2022.

Geminose

Our first game brought to market is Geminose - Animal Popstars (“Geminose”), a delightful kids game for the Nintendo Switch, featuring ten international animal musicians and 20 original songs. Geminose is rated E for Everyone by the Entertainment Software Ratings Bureau and aimed at kids 5 to 12 years of age. The game is priced at $39.99 (US).

Geminose is sold through two separate retail channels. A packaged version of the game is sold through U & I Entertainment, an establish video game wholesale distributer with worldwide reach. As distributors, U & I Entertainment is responsible for all effort  and expense associated with duplicating copies of the game on to cartridges purchased from Nintendo, creating packaging, assembling product, warehousing of product, obtaining purchase orders from retailers, shipping product to retailers and collecting payment from retailer. U & I Entertainment has successfully placed Geminose into retailers including Amazon, Target, Walmart and GameStop in the United States, and Game.co, Argos, E.Leclerc, Micromania, Cultura, Media Market, Game.es, FNAC, Xtralife, 4u2Play, Proshop and Gamezone in the EU.

A download only copy of Geminose is sold by Nintendo worldwide on its eShop. Nintendo handles all aspects of product download, including collecting credit card payment and payment processing.

When we acquired rights to Geminose it was already fully developed and approved by Nintendo. On May 18, 2021, Geminose worldwide download sales launched on Nintendo’s eShop and on June 18, 2021, the game went on sale at major retailers in the United States and European Union.

Business Details

Geminose was originally designed by Silver Bullet Studios. Silver Bullet partnered with Starbreeze Studios AB, a Swedish game development studio which spent over $11 million to develop the game. Majesco Entertainment, a company owned by our Chief Executive Officer Jesse Sutton had no involvement in the development of the game. When the studio ran into financial issues, Silver Bullet Studios re-acquired the rights. In 2020, we acquired the publishing rights from Silver Bullet Studios for a $125,000 royalty advance.

Our Video Game Publishing Agreement with Silver Bullet Studios provides for a 50/50 revenue split on the net from sales for the Nintendo Switch version of Geminose after recoupment of the royalty advance. Starbreeze Studios is not a party to the agreement. The term of the agreement ends May 24, 2024, and will be automatically extended for an additional two years if the total royalties paid to Silver Bullet Studios during the original term exceeds $4,000,000.

Approximately 14.000 copies of Geminose have been sold. However, pursuant to our Distribution Agreement with our distributor, U & I Entertainment and our revenue recognition policy, we will not receive any revenue from the sales of Geminose until our distributor recoups its costs for duplicating the game cartridges, boxes and shipping.  Currently, the outstanding amount to be recouped by U & I Entertainment is approximately $117,000. We that amount to be recouped and expect to commence receiving revenue from Geminose sales in the third quarter of 2022.”

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Getting Geminose Ready for Launch

Despite having acquired a fully-functioning game, we devoted extensive amounts of time, energy and money into getting it ready for market. The process of taking a game, which is basically nothing more than a computer file containing programming code and graphics and music files, and accomplishing a worldwide online and retail launch, requires significant effort from a team with wide ranging skill sets, and demonstrates the experience and industry knowledge of Ultimax’s team.

Among the steps required to go from code base to worldwide product launch were:

1.	Working with Nintendo to secure final game approval.
2.	Securing a major US and EU video game retail distributor to handle all sales to retailers as well as investing in duplicating game cartridges, building packaging and shipping product.
3.	Obtaining a video game rating from both the Entertainment Software Rating Board (US) and PEGI (EU).
4.	Working with designers to create retail packaging and securing Nintendo’s approval of design, graphics and cartridge labels.
5.

Working with an experienced channel marketing firm, a public relations firm with extensive video game industry experience, and a branding firm with extensive experience in marketing to kids and parents, to develop marketing strategy for product launch and on-going social media campaigns,

Including the royalty advance, we have spent approximately $300,000 in preparing to bring Geminose to market.

StoneHold (formerly, Tantra Rumble)

Our second game, StoneHold, is a Free to Play (F2P), multiplayer (two teams of up to five players each), fantasy game in the genre known as a Multiplayer Online Battle Arena (MOBA). We acquired the publishing rights to StoneHold from its original developer, Susper S.A, which lacked the resources to complete development and launch the game.  In preparation for launch, we changed the name of the game from Tantra Rumble to StoneHold and have been working with our development studio partner Little Orbit, to make substantial improvement to game quality including the re-design of characters, animations, mythology, playability, tone, artwork and theme. We expect to launch StoneHold in the second quarter of 2022.

StoneHold Initial Launch

We will launch the newly refined StoneHold for Windows in the second quarter of 2022. The Initial launch will be on Little Orbit’s own Gamer’s First game platform (www.gamersfirst.com) to be followed by release on the very popular Steam game platform (www.steam.com). The Gamer’s First platform has a database of over 20 million players with approximately 10,000 active daily users. We will implement an initial launch promotion for early players to help drive conversions and interest. That promotion will be marketed on social platforms alongside influencers playing the game on Twitch and YouTube to their MOBA friendly audiences.

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Unlike premium games such as Geminose, F2P games require on-going management including new characters, new items to purchase, pricing changes, etc., all known as “live ops.”  We have outsourced Stonehold’s live ops to Little Orbit, which has extensive live ops experience from their own APB Reloaded game. Importantly, Stonehold will be the first game to utilize our Ultimax NFT Plug-in to connect the game to our NFT Marketplace.

Additional Versions

The version of StoneHold we acquired was designed to run on Windows computers. We have contracted with Little Orbit to develop versions of StoneHold for iOS, Android, Microsoft Xbox and Sony PS 4/5. All versions will be interoperable, meaning that a player can participate in a multiplayer match game with other players regardless of what platform they are using. Following the launch on Steam, we expect to develop and launch versions for the four additional platforms in sequence starting with mobile versions.

StoneHold Marketing

StoneHold will be marketed using an industry-standard CPA (Cost per Acquisition) model. Our primary advertising assets will be a new cinematic trailer, a new gameplay trailer, and several 30/15/6 sec video ads – all of which are already in production. For paid acquisition, we will be partnering with Google and its Marketing platform tools, including the YouTube 4 Action platform, along with search and display ads.

CPA-based marketing allows precise adjustments to be made to ads to optimize the ratio of cost of acquiring new user to the average amounts spent by acquired users, forming a sort of arbitrage between acquisition cost and per user revenue.

Business Details

We acquired the publishing rights to StoneHold in exchange for agreeing to make the investment necessary to complete the game. Our agreement with the game’s original developer Susper S.A. provides for a 50/50 revenue split on the net from sales for the Windows version of StoneHold after recoupment of advertising costs. That revenue split changes to 95/5 of net revenue from the Xbox, PS4/5 and Mobile (iOS/Android) versions.

Future Games

We are contacted on a regular basis by game developers seeking to partner with us. We expect this trend to accelerate as our two franchise games gain in popularity. In evaluating an opportunity to acquire a game, we attempt to analyze factors, such as the estimated costs to bring the game to market and its potential popularity, and weigh that against making a similar investment into marketing and additional development of our franchise games. For example, we were recently presented with a techno music themed “battle of the bands” style game which was aimed at the fan base of a well-known techno music group.  In analyzing the game and opportunity, we decided that the market was potentially too limited and the financial terms being asked were not realistic. Thus, we passed on the opportunity.

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All that being said, we do expect to acquire at least one more franchise quality game during calendar year 2022.

Ultimax NFT Marketplace

Non-Fungible Tokens or “NFTs” are a rapidly growing use of blockchain technology to securely record the ownership of digital assets, such as, digital art. NFTs have been covered extensively by the media, including a feature article about the use of NFTs in selling artwork that appeared in the New York Times Magazine on May 12, 2021.

Based upon our experience with developing both retail products and middleware technologies, we have devised an NFT business strategy that has both retail and underlying infrastructure components in a way that is analogous to and which intersects with our video game retail and infrastructure offering.

Our NFT Ecosystem and Plug-in Technology

Our primary NFT strategy is geared towards the video game industry and combines proprietary “Plug-in” software technology that we are developing with our planned Ultimax NFT Marketplace.

Our retail NFT strategy mimics the age old trading card model and we are actively designing and developing the Ultimax NFT Marketplace for original sales of NFTs. The Marketplace will allow us and third party content owners to create NFT-based trading cards for characters in their video games, and in the case of artists and comic book publishers, cards based upon their art and characters.

While other current NFT ventures are implementing Sotheby-type auctions for NFTs, we believe that strategy will produce hit and miss results, leaning heavily towards misses and making it hard to both predict and sustain revenue. Instead, we are focused on introducing digital collectibles to a wider audience, in a way that is reminiscent of the way concert tickets are sold via “drops”. The Ultimax NFT Marketplace is set to launch in the second quarter of 2022.

Our Ultimax NFT Marketplace is organized into separated markets or “Collection” for each content provider.  For each Collection, on a weekly basis, we will pre-announce, via mass e-mail marketing, an upcoming “drop” of approximately 15 new NFT “cards” to be sold at a specific date and time, on a first come, first served basis.

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Multiple copies of each card will be sold in each card drop, similar to how cardboard baseball cards are sold, with each of the 15 cards designated as being Common, Uncommon, Rare and Ultra Rare. The number of copies of each card to be sold and the pricing will be adjusted accordingly. For example, we may offer 10,000 copies of Common cards at $4.95 each, but only 1,000 copies of an Ultra Rare card at $99.95 each. The “card economy” will be designed to generate up to approximately $50,000 per card issued if all copies offered are sold. This represents the “Ticketmaster” aspect of the Marketplace. We believe that our low priced strategy will widely expand the market for digital collectibles.

Once a card is purchased, the buyer can hold their NFTs in their profile on the Marketplace or export them to their own wallet.  Once exported, a purchaser would be able to list their NFTs for resale on any other marketplace which supports the Polygon blockchain.  At this point in time, the Ultimax NFT Marketplace will not support resales of NFT except via export to another market such as OpenSea.. We will receive revenue from those resales as well. One way that digital assets differ from concert tickets is that a digital asset is recorded on a blockchain and is defined by a “smart contract” – embedded computer software which controls the behavior of the digital asset. The smart contract for the cards will be designed to redirect up to a 10% fee back to Ultimax for each resale in the future (the “Resale Fee”). This will be automatically enforced on the blockchain without any action on needed on our part. Depending upon our contractual terms with each content provider, we either will retain the entire Resale Fee or pay a portion of it to the content provider. For purposes of illustration, if an NFT card originally sold for $4.99, and then is resold three times over the course of a year at prices of $6.00, $8.00 and $10.00, and we implemented a 10% resale fee, our total revenue over that one year period from that one particular NFT card would be $7.39 ($4.99 + $0.60 + $0.80 + $1.00).

All of our NFTs will be “minted” on the Polygon blockchain. We have selected the Polygon blockchain over other blockchains which support NFT creation, such as Ethereum and Solana, in part because of the lower “gas” fees associated with minting and transferring NFTs on the Polygon blockchain, as explained below.

While at least two others well known blockchains, namely Ethereum and Solana, also support the creation of NFTs, we selected Polygon due to a combination of its gas fees being substantially lower than Ethereum’s while still being compatible with the Ethereum blockchain. While Solana also has substantially lower gas fees, it does not have any compatibility with Ethereum and thus, we felt that the Polygon blockchain offered the best combination of speed, low gas fees and compatibility with Ethereum.

In order to mint (create) and transfer our NFTs on the Polygon blockchain, the Polygon blockchain requires the payment of network fees, sometimes referred to as “gas fees.” These fees are payments made to Polygon blockchain “validators” to provide a financial incentive the miners to process and validate transactions on the Polygon blockchain. The gas fee is determined by the Polygon validators, and the validators can choose to decline to process a transaction if the gas fee does not meet their specified threshold. As a result, the amount of the gas fee can vary, and can increase due to increased demand for the validators services in processing transactions. The average Polygon gas fee for minting an NFT and for transferring an Polygon gas fee is approximately $0.15.

We will absorb all gas fees associated with minting an NFT.  When a user exports (transfers) an NFT from their account on our NFT Marketplace to their own cryptocurrency wallet, the structure of the Polygon blockchain requires that the associated gas be paid from their own wallet. We expect gas fees for these exports transactions to range from $0.15 and $0.25.

Initially, our NFT Marketplace will accept payment for the purchase of NFTs only in cash, via an ACH transfer. Users will need to provide their banking information as part of the onboarding process. We have elected not to accept credit card payments as a way to eliminate the possibility of credit card chargeback fraud. However, we are currently investigating workable solutions for accepting payment by credit card which implement procedures which mitigate the chargeback risks associated with credit card payments for digital assets. Likewise, we may also accept cryptocurrency payments in the future but have no current plans to do so.

Due to the nature of transactions involving a blockchain, gas fees must be paid in the form of that particular blockchain’s cryptocurrency, which for the Polygon cryptocurrency, is the Matic cryptocurrency. The Company will maintain a cryptocurrency wallet containing sufficient amounts of Matic which will be used to pay all gas fees associated with minting our NFT products, which will be refreshed on a daily basis.

Our NFTs will be minted utilizing the widely used ERC-1155 Non-Fungible token smart contract which implements features functionalities like to transfer tokens from one account to another, to get the current token balance of an account, to get the owner of a specific token and also the total supply of the token available on the network. NFTs minted by our NFT ecosystem will initially reside within the NFT Marketplace and will be visible on a user’s NFT Marketplace profile page. A user will then have an option to export their NFTs to either their own cryptocurrency wallet or another marketplace such as OpenSea. While we offer our NFTs as collectible sold as part of a set, we are mindful that some purchasers will seek to resell NFTs they have purchased which is feature that is envisioned by the ERC-1155 smart contract. We do not have data which would allow us to determine or predict the future value of an NFT, and in order for a purchaser to break even on the resale of an NFT the sales price would have to be greater than the original purchase price and any additional costs associated with the resale which would include any listing fees imposed by a third party marketplace, the Resale Fee associated with that specific NFT, if any, plus any Polygon gas fee associated with exporting the NFT from our NFT Marketplace.

We do not believe that our NFT Marketplace is subject to the Bank Secrecy Act (“BSA”) and therefore, we are not currently planning to conduct Know Your Customer (“KYC”) and Anti-Money Laundering (“AML”) checks on our customers when they are onboarded. We are also mindful that since we will accept payment solely from US bank accounts via ACH transfers, all customers will have already been subject to KYC and AML checks by their bank.

Not performing KYC and AML checks is the current standard in the NFT marketplace industry and our larger competitors are not performing KYC and AML checks.  Further, no U. S. government agency, including the Treasury Department, has taken the position that NFT marketplaces must comply with the BSA or laws and regulations associated with the money transmitter industry. We active monitor announcements from U. S. government agencies, including the Treasury Department, to determine whether we will need to start to comply with such laws, and we are prepared to add KYC and AML checks to our onboarding process should it become required.

Our NFT Content Strategy

There is currently an onrush by NFT market competitors to license known content for issuance as NFT. We are engaged in this process as well and are continually trying to identify licensable content which will fit our Ultimax NFT Marketplace strategy. However, unlike competitors, our business model will not rise or fall with signing content licensing deals. Our content strategy has two additional legs—our own proprietary content from our own video games and content funneled to our Ultimax NFT Marketplace via our free Ultimax NFT Toolkit for game developers.

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Ultimax Proprietary Content

Our own games – Geminose and StoneHold – will be rich sources of digital content for the NFT Marketplace. This will be especially true of StoneHold. As the popularity of both games increase, we plan to create digital trading cards for the game characters to be offered on the NFT Marketplace. Equally as important, using our proprietary content will allow us to develop case studies to share with other video game developers.

Licensed Content

Our management collectively has decades of experience working in senior positions in the video game and comic book industries. Management is using their experience, knowledge of the industry and long-term business relationship to seek third party content for our NFT Marketplace. The initial focus is on well known pop culture content which would fit our NFT trading card model for the NFT Marketplace. Once licensed, we will either utilize images provided by the licensor, or commission artists to apply their artistic vision to create their own version of the licensed images. Both will be sold utilizing our weekly “drop” model.  Our secondary focus is on original works of contemporary artists which will be created for the NFT Marketplace.  We will adapt our sales and revenues models to better accommodate the style of any contemporary artist’s works being sold on the platform.

We have already entered into binding Memoranda of Understanding for non-exclusive rights to create NFTs for two television series, Creep Show and Day of the Dead. The license terms fee each required a $25,000 advance against royalties, which has been paid, and a royalty of 25% of the gross revenue received from the sales of any NFTs.

Ultimax NFT Toolkit and Plug-in

We believe that the third leg of our content strategy is the most unique and compelling aspect of our NFT offering, and will be a key differentiator from our competitors. Virtually every video game developer is now exploring how to utilize NFTs as an additional revenue source but also are facing the time and expense required to develop their own NFT minting solution, including a technology platform, a workable business strategy, a marketplace and the ability process payments made in either cash or cryptocurrencies. To meet this market opportunity, we are developing our Ultimax NFT Toolkit. an embeddable programming interface which solves these problems for other game developers.

Thus, rather than us being constrained by the need to sign an endless stream of one-off content deals, the Ultimax NFT Toolkit is being designed to create a funnel of NFT content from other game developers. The Ultimax NFT Toolkit will support two kinds of NFT creation by game developers. First, developers will be able to populate the Marketplace with their own set of digital content to be sold with our ranked trading card ranking model. These will be sold utilizing our weekly “drop” model. Second, developers will be able to allow their users to generate or “mint” NFT’s “on the fly” to capture and commemorative game characters and actual in-game action along with visible meta data that shows why the item is exclusive.

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The Ultimax NFT Toolkit is currently in the design and development stage, and leverages the experience we gained in our initial development work done for our planned Ultimax Payment Toolkit. The Ultimax NFT Toolkit will be released in the first quarter of 2022 with our soon to be released game Stonehold being the first game to implement the NFT Toolkit and Plug-in.

Our NFT Plug-In

Our Ultimax NFT Toolkit acts as the bridge between games, the development platforms they are built on, and our platform that will mint and sell NFTs. Due to the complexity of today’s videogames, especially the sophisticated 3-D graphics required to create a game that will be competitive in the marketplace, virtually all game developers utilize third party game development engines with the two most popular being Unreal and Unity 3D. These engines simplify the programming of graphics, game storyline and cinematic effects. There are several popular game development engines, each emphasizing different feature sets with the two most popular being Unreal and Unity. Each of these game development engines provide a framework for third parties to create discrete packages of programming code which can be used by developers to add certain functionality to games which are not provided by the engines themselves. These are known as “plug-ins” or sometimes “third party plug-ins.”

Separate versions of the Ultimax NFT Toolkit NFT Plug-in are be developed for the Unreal and Unity 3D game development engines. Combined, these two engines represent a majority of the video game markets. Our own games utilize one or the other of these engines. The NFT Toolkit will contain more than just the Ultimax NFT Plug-in. It is paired with our NFT Toolkit server, and it will implement a Dashboard which provides game developers with real time information on NFT generation and sales.

The NFT Toolkit and Plug-in will be provided free of charge to other game developers and will provide them with a quick and easy path to implementation of an NFT strategy into both existing games and games under development. Our soon to be released game Stonehold will be the first game to implement the NFT Toolkit and Plug-in.

The Ultimax NFT Toolkit will support two kinds of NFT creation by game developers. First, developers will be able to populate the Marketplace with their own set of digital content to be sold with our ranked trading card ranking model. These will be sold utilizing our weekly “drop” sales model.

Second, developers will be able to allow their users to generate or “mint” NFT’s “on the fly” to capture and commemorative game characters and actual in-game action along with visible meta data that shows why the item is exclusive.

Once installed into an existing video game, a process that should take a developer less than a week, the NFT Plug-in empower the game with a suite of new features which allows the player to instantly capture an aspect of the game, such as a character, edit that character, automatically drop the image into a pre-defined trading card style frame, and finally, ship it to Ultimax’s NFT Marketplace for sale. Additionally features allow the gamer to sign the NFT trading card and the card will be displayed in the gamer’s profile on the NFT Marketplace. The Toolkit implements this entire feature set and all processing is done on Ultimax’s own servers. Except for installing the Plug-in into a video game’s programming code, a relatively simple process, the video game’s developer has no additional work to implement the NFT feature set.

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Once automatically sent to the NFT Marketplace each card will be graded by us to assign it a rank of Common, Uncommon, Rare or UltiRare, which will then determine how many copies of the NFT card will be offered and at what price.  Since weekly NFT “drops” will be limited to just 15 cards for each Collection, NFT cards which are not including in the next weekly “drop” will either be discarded or saved for possible inclusion in future drops. In order to limit the amount of human interaction necessary in this process, we will also implement an automated ranking system, which will allow game players to review NFT cards submitted to the NFT Marketplace and rank (via up and down votes) them.  This will then lead to the automatic selection of the 15 highest rank cards for the next drop. The ranking system will also serve as a valuable marketing tool for the NFT Marketplace card drops.

We will keep 50% of the revenue received from NFT sales.  The other 50% will be split between the game developer and its gamers, with the exact revenue split being determined by the game developer.

For purposes of illustration, this is how the revenue split will work. If all copies of a “Common” NFT card are sold (10,000 copies), the total revenue generated would be $49,900. Of that amount, $24,950 will be retained by us, $12,475 will be paid to the game developer and $12,475 will be paid to gamer who created the card that was sold.

In order to simply the process of distributing payments to a potentially large number of creators, we will deliver payments to third party game developers and creators via instantaneous cryptocurrency transfers utilizing Matic. To do so, we will maintain a cryptocurrency wallet in which, on an on-going basis, and immediately prior to minting an NFT, we will determine the amount of Matic needed to mint an NFT, and then purchase just enough Matic to pay for the minting . No Matic currency will be held in reserve prior to it being needed to pay minting costs. By contract, third party game developers and creators will absorb any market risk associated with fluctuations in Matic prices which should be minimal. We do not currently have an agreement with any third-party exchanges for purchasing Matic with fiat currency.  Our digital wallet will be held on a secure, third party cloud-based server. Password access to the wallet will be limited to only members of the Company’s management who are involved in financial matters.

White Label Solutions

We intend to offer non-exclusive licenses for the products and technologies we have developed to provide other companies with the ability to launch their own NFT marketplaces under their own brand names (“White Label Solutions”).  We anticipate that we will operate any White Labeled marketplaces on behalf of the licensee. We also anticipate on doing related custom technology development in connection with licenses of our technology. Each White Label Solution will be provided pursuant to an agreement negotiated with the White Label customer.  There will be no standard terms for such agreements.

Our first customer for a White Label Solution is Mobile Global Esports Inc., an e-sports company focusing on the Indian university market.  On March 29, 2022, we entered into a binding Memorandum of Understanding with Mobile Global Esports pursuant to which the parties agreed to engage in the joint development of video games and NFT products utilizin g intellectual property rights obtained by Mobile Global Esports.

On July 18, 2022, we entered into a First Addendum to the Memorandum of Understanding in which we agreed to cooperative with Mobile Global Esports in the development of an NFT Trading Car d Platform for student athletes at universities in India for which Mobile Global Esports has obtained intellectual property rights. The NFT Trading Card Platform will consist of a White Labeled version of our NFT Marketplace and a mobile app which we will develop. The mobile app will allow a student athlete to select a photograph from their mobile device’s camera roll, drop that photo into a pre-defined digital frame, have it minted as an NFT (a “NFT Trading Card”) and uploaded to the White Labeled NFT Mark etplace.  We will split all net revenue from the sales of the NFT Trading Cards with Mobile Global Esports, after payments  All net revenue after payment of student athlete royalties, if any, and platform fees, credit card charges, taxes, transaction fees and the like, will be split evenly between us and Mobile Global Esports.

Industry Background

According to a report by IDC, the video game industry is larger than both the worldwide movie industry and North American sports combined, with worldwide video game industry revenue of $179.7 billion. It is estimated that the global gaming market will grow to $268.8 billion by 2025. By 2025, in-game purchases are projected to surpass $74.4 billion.1

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The market for Non-Fungible Tokens (“NFTs”) is new and growing rapidly.  According to a report by Chainalysis, as of the beginning of December 2021, users had spent at least $26.9 billion to purchase NFT’s with a significant portion of those sales occurring after June 20212. Due to the newness and rapid growth of the NFT market, it is hard for analysts to project market size.  However, in a January 2022 report issued by investment bank Jeffries, the market for NFTs in 2022 will exceed $35 billion and grow to over $80 billion by 2025.

Intellectual Property

Our intellectual property is an integral part of our business strategy and practice. In accordance with industry practice, we protect our proprietary products, technology and competitive advantage through a combination of contractual provisions and trade secrets, patents, copyright and trademark laws in the United States and other jurisdictions where business is conducted.

We have filed one provisional patent application with the United States Patent and Trademark Office (the “USPTO”) related to our NFT ecosystem for “Method For Distributing Cryptographically Secured Digital Assets On An Online Marketplace.” The complete patent application will be filed in the third quarter of 2022.

We may continue to file for patents regarding various aspects of our products, services and technologies at a later date depending on the costs and timing associated with such filings. We may make investments to further strengthen our copyright protection going forward, although no assurances can be given that it will be successful in such patent and trademark protection endeavors. We seek to limit disclosure of our intellectual property by requiring employees, consultants, and partners with access to our proprietary information to execute confidentiality agreements and non-competition agreements (when applicable) and by restricting access to our proprietary information. Due to rapid technological change, we believe that establishing and maintaining an industry and technology advantage in factors such as the expertise and technological and creative skills of our personnel, as well as new services and enhancements to our existing services, are more important to our business and profitability than other available legal protections.

Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy aspects of our services or to obtain and use information that we regard as proprietary. The laws of many countries do not protect proprietary rights to the same extent as the laws of the U.S. Litigation may be necessary in the future to enforce our intellectual property rights, to protect our trade secrets, to determine the validity and scope of the proprietary rights of others or to defend against claims of infringement. Any such litigation could result in substantial costs and diversion of resources and could have a material adverse effect on our business, operating results and financial condition. There can be no assurance that our means of protecting our proprietary rights will be adequate or that our competitors will not independently develop similar services or products. Any failure by us to adequately protect our intellectual property could have a material adverse effect on our business, operating results and financial condition. See “Risk Factors—Risks Related to our Business.”

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Business Cycles

Based on our history and information available to date, we have not been able to identify any seasonality of cycles within our business. Since NFT’s are an emerging industry, it may take several years to identify business cycles.

Employees

As of May 31, 2021, we did not have any full-time employees. We have retained approximately seven consultants, software developers and engineers

Regulatory Compliance

We have reviewed the various regulatory schemes which might be applicable to our business, including applicable Federal and State securities laws, and State and local laws. We do not believe that we are subject to other areas of regulatory complains. Specifically, we do not believe that we fit the definition of a “Money Services Business” under the Bank Secrecy Act of 1970 sand we do not believe that we are subject to the New York State “Bit License” requirement for businesses dealing in cryptocurrency. We have established internal procedures to assess, on a regular basis, whether new regulatory schemes or new guidance regarding existing regulatory schemes issued by governmental agencies, apply to our existing business. We have also established internal procedures to assess the applicability of existing regulatory schemes on new products which we will develop.

We have also established an internal process to determine whether any digital assets to be offered for sale on our NFT Marketplace are securities within the meaning of the U.S. federal securities laws. This analysis, performed by our management together with securities counsel, primarily focuses on the potential for our NFTs to be deemed “investment contracts” for purposes of the U.S. federal securities laws. This assessment is done by referencing the U.S. federal securities laws, Supreme Court and other judicial decisions applying the definition of a security (e.g., Howey, Reves v. Ernst & Young (1990)), the Framework for Investment Contract Analysis of Digital Assets published by the Commission’s Strategic Hub for Innovation and Financial Technology (“FinHub Framework”) and factors articulated in public communications by representatives of the SEC, no-action letters and enforcement actions.

We believe, in light of the existing legal and regulatory framework, that we have taken a conservative approach in designing our NFT Marketplace and our NFTs which either we create or are automatically created by our NFT Plug-In software. We further believe our internal process allows us to methodically apply and analyze facts consistently across potential new digital assets to be offered on the NFT Marketplace and across the same digital assets over time and reflects a comprehensive and thoughtful legal analysis that is reasonably designed to facilitate consistent application of available legal guidance to digital assets to facilitate informed risk-based business judgment. In addition, we expect to continuously and revise our process to adapt to new regulations and laws applicable to our business and to any new developments in technology as well as the digital asset industry in general.

Legal Proceedings

We are not a party to any pending legal proceeding, nor is our property the subject of a pending legal proceeding. None of our directors, officers or affiliates are involved in a proceeding adverse to our business or have a material interest adverse to our business.

Our Facilities

We are based in New York, New York. We currently use office space provided by our President at no charge and which is adequate to meet our ongoing needs. If we require additional space or expand geographically, we may seek additional facilities on commercially reasonable terms at such time.

Impact of COVID-19

In January 2020, an outbreak of a new strain of coronavirus, COVID-19, was identified in Wuhan, China. Through the first quarter of 2020, the disease became widespread around the world, and on March 11, 2020, the World Health Organization declared a pandemic. Our business and operations have been adversely affected by the COVID-19 pandemic, as have the markets in which our customers operate. The COVID-19 pandemic has caused and continues to cause significant business and financial markets disruption worldwide and there is significant uncertainty around the duration of this disruption and its ongoing effects on our business. This has primarily manifested itself in prolonged sales cycles.

We continue to closely monitor the situation and the effects on our business and operations. We do not yet know the full extent of potential impacts on our business and operations. Given the uncertainty, we cannot reasonably estimate the impact on our future results of operations, cash flows or financial condition.

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Controlled Company Status and Board Independence

Our common stock will be listed on Nasdaq and, as a result, we will be subject to its corporate governance listing standards. Until the Control Group no longer holds 50.1% of our common stock, the Control Group will select the nominees, and the Company will nominate such nominees, to our board of directors. The Control Group will also have the ability to elect the members of our board of directors by virtue of its voting power. The Control Group will, therefore, have a significant influence over our governance. Accordingly, we intend to avail ourselves of certain of the “controlled company” exemptions available under the corporate governance rules of Nasdaq. As a result, until the Control Group no longer hold 50.1% of our common stock, we will not be required to have a majority of independent directors on our board of directors as defined under the rules of Nasdaq nor will we be required to have fully independent compensation and nominating and corporate governance committees. The “controlled company” exemption does not modify the independence requirements for the Audit Committee, and we intend to comply with the requirements of the Sarbanes-Oxley Act and Nasdaq, which require that our Audit Committee be composed of at least three members, one of whom must be independent upon the listing of our common stock, a majority of whom must be independent within 90 days of listing and each of whom must be independent within one year of listing.

Board Composition Following this Offering

Following the consummation of this offering, our Board of Directors will be composed of three directors, one of whom will be independent under applicable Nasdaq rules.

MANAGEMENT

Executive Officers and Directors

The following table sets forth information for our executive officers and directors, their ages and position(s) with the Company.

Name	Age	Position
Executive Officers
Jesse Sutton		Chief Executive Officer and Chairman of the Board of Directors.
Paul Goodman		President, Chief Financial Officer, Director, Secretary and Treasurer
Non-Executive Directors
John Nee		Independent Director

Directors are elected and hold office until the next annual meeting of the stockholders of the Company and until their successors are elected. Officers are elected and serve at the discretion of the Board of Directors.

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Executive Officers

Jesse Sutton – Chief Executive Officer, Director and Co-Founder

Mr. Sutton has over 25 years’ experience in the video game industry and has overseen the publishing of hundreds of games across all platforms and all genres. From 2007 through 2017, Mr. Sutton was CEO of Majesco Entertainment, a NASDAQ-traded video game publisher he co-founded in 2003 where he was responsible for the development and publishing of popular interactive entertainment titles such as Zumba and Cooking Mama. While with Majesco, he was responsible for all aspects of the company including funding, product development, SEC reporting, marketing, licensing, sales and operations. After Majesco Entertainment went private in 2017, he continued to serve as CEO through 2021, and from 2019 through 2020, he also served as President of Global Bit, a software development firm. Since 2005, Mr. Sutton has served as Chairman of the Reach For The Stars School for Autistic Children. Mr. Sutton holds a Bachelor’s Degree from Yeshiva University.

Paul Goodman - Co-Founder, President, Director, Secretary and Chief Financial Officer

Mr. Goodman has over 25 years of experience as a multi-disciplinary tech and securities law attorney and has been an advisor and counsel to 100s of software, internet and cryptocurrency start-ups. Since 2004, Mr. Goodman has been Of Counsel to the New York law firm of Cyruli Shanks & Zizmor, LLP and since 2018, he has also acted as President of the Company. He holds both a Bachelor’s Degree and Master’s Degree in Computer Science from Queens College and a Juris Doctor from the City University of New York School of Law. Prior to becoming an attorney, Mr. Goodman spent six years as a member of the Queens College Computer Science faculty and has published five books on computer programming.

Independent Director

John Nee

Mr. Nee has over 30 years of experience in the comic book and video game industry most of it with well known global content publishers. Starting in 2021, Mr. Nee has served as CEO of Erasmus Fox, a publisher of board games.  From 2018 through 2021, he served as Head of Publishing and Loyalty for Marvel Entertainment. From 2010 until 2018, Mr. Nee was CEO and Co-Founder of Cryptozoic Entertainment, a startup manufacturer of toys and video games.  From 2008 through 2009, he served as Digital Product Development Advisor to Warner Home Entertainment, where he advised on strategies for DC Comics in the digital space and other digital opportunities for Warner Bros. From 2002 through 2008, Mr. Nee was a Vice President and then Senior Vice President of Business Development for DC Comics, where he oversaw general business development and managed the worldwide licensing of DC Comic content rights for television and film properties including franchises such as V for Vendetta, Constantine, Teen Titans, Batman Begins and Superman Returns. Batman Begins and Superman Returns. From 1992 through 1998, he was President of WildStorm Productions an independent comic book publisher which he co-founded with superstar comic book artist Jim Lee, and then continued in that role after WildStorm was acquired by DC Comics. Mr. Nee holds a Bachelor of Science degree in Business Administration from Alliant University.

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Key Advisors

Matt Scott – Chief Technical Advisor

Mr. Scott has 25 years of experience as a software developer and is the founder and President of Little Orbit, a worldwide video game developer publisher with a focus on competitive, online free-to-play products.

Director Independence

The Board evaluates the independence of each nominee for election as a director of our Company in accordance with the Listing Rules (the “Nasdaq Listing Rules”) of the Nasdaq Stock Market LLC (“Nasdaq”). Pursuant to these rules, a majority of our Board must be “independent directors” within the meaning of the Nasdaq Listing Rules, and all directors who sit on our Audit Committee, must also be independent directors.

The Nasdaq definition of “independence” includes a series of objective tests, such as the director or director nominee is not, and was not during the last three years, an employee of the Company and has not received certain payments from, or engaged in various types of business dealings with us. In addition, as further required by the Nasdaq Listing Rules, the Board has made a subjective determination as to each independent director that no relationships exist, which, in the opinion of the Board, would interfere with such individual’s exercise of independent judgment in carrying out his or her responsibilities as a director. In making these determinations, the Board reviewed and discussed information provided by the directors with regard to each director’s business and personal activities as they may relate to the Company and its management.

As a result, the Board has affirmatively determined that John Nee is independent in accordance with the Nasdaq Listing Rules.

No family relationships exist between any of our officers or directors.

Committees of Our Board of Directors

Prior to this offering, or Board of Directors will establish an audit committee. The composition and responsibilities of each of the audit committee members is described below. Members serve on the committees until their resignation or until otherwise determined by our Board of Directors. Our board of directors may establish other committees as it deems necessary or appropriate from time to time.

Audit Committee

We do not currently have an audit committee. We expect to appoint an audit committee immediately before this offering which shall be composed of three directors including one director who will be an independent director and an “audit committee financial expert” within the meaning of SEC regulations.

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The primary purpose of our audit committee is to provide assistance to the board of directors in fulfilling its oversight responsibility to the shareholders and others relating to (1) the integrity of the Company’s financial statements, (2) the effectiveness of the Company’s internal control over financial reporting, (3) the Company’s compliance with legal and regulatory requirements, and (4) the independent auditor’s qualifications and independence. Specific responsibilities of our audit committee include:

●	Reviewing and reassessing the charter at least annually and obtaining the approval of the board of directors;

●	Reviewing and discussing quarterly and annual audited financial statements;

●	Discussing the Company’s policies on risk assessment and risk management;

●	Discussing with the independent auditor the overall scope and plans for their audit, including the adequacy of staffing and budget or compensation; and

●	Reviewing and approving related party transactions;

Our Audit Committee will operate under a written charter to adopted by our Board of Directors prior to this offering. Our Audit Committee will review and reassess the adequacy of the written charter on an annual basis.

Code of Ethics

Effective upon consummation of this offering, we will adopt a code of ethics that applies to all of our executive officers, directors and employees. The code of ethics will codify the business and ethical principles that govern all aspects of our business.

Involvement in Certain Legal Proceedings

To our knowledge, (i) no director or executive officer has been a director or executive officer of any business which has filed a bankruptcy petition or had a bankruptcy petition filed against it during the past ten years; (ii) no director or executive officer has been convicted of a criminal offense or is the subject of a pending criminal proceeding during the past ten years; (iii) no director or executive officer has been the subject of any order, judgment or decree of any court permanently or temporarily enjoining, barring, suspending or otherwise limiting his or her involvement in any type of business, securities or banking activities during the past ten years; and (iv) no director or officer has been found by a court to have violated a federal or state securities or commodities law during the past ten years

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EXECUTIVE COMPENSATION

Summary Compensation Table

The following table sets forth the compensation paid or accrued during the fiscal year ended December 31, 2021 and 2020 to our principal executive officer and one additional officer (collectively, the “named executive officers”):

•	Jesse Sutton, Chief Executive Officer; and

•	Paul Goodman, President and Chief Financial Officer.

Summary Compensation Table

The following table presents the compensation awarded to, earned by or paid to each of our named executive officers for the year ended December 31, 2021 and 2020.

Name and Principal Position	Fiscal Year	Salary($)	Bonus($)	Stock Awards($)	Option Award($)	Non-Equity Incentive Plan Compensation	Non-Qualified Deferred Compensation Earnings ($)	All Other Compensation($)	Total($)
Jesse Sutton (1)	2021	$-	-	-	$-	-	-	$75,000	75,000
CEO	2020	$-	-	-	$-	-	-	$65,000	65,000

Paul Goodman	2021	$-	-	-	$-	-	-	$75,500	75,500
President & CFO (2)	2020	$-	-	-	$108,000	-	-	-	$108,000

(1)	Compensation paid to Mr. Sutton were paid as fees to his holding company Zift Interactive, Inc.

(2)	Compensation paid to Mr. Goodman were paid in the form of legal fees.

Compensation of Directors

Because we are still in the development stage, our directors do not receive any compensation other than reimbursement for expenses incurred during the performance of their duties or their separate duties as officers of the Company. For the years ended December 31, 2021 and December 31, 2020, there was no compensation paid to any independent director.

Employment Agreements

We do not currently have any employment agreements with our executive officers.

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Equity Incentive Plan

In January 2020, our majority shareholders approved our 2020 Equity Incentive Plan (the “Plan”), to be administered by our Board of Directors. Pursuant to the Plan, we are authorized to grant options and other equity awards to employees of the Company or any subsidiary, non-employee directors or key consultants to the Company, or a subsidiary, and any person who has been offered employment by the Company or a subsidiary, provided that such prospective employee may not receive any payment or exercise any right relating to an Award until such person has commenced employment with the Company or a subsidiary (together, the “Eligible Persons”) The purchase price of each share of common stock purchasable under an award issued pursuant to the Plan, shall be determined by our compensation committee, in its sole discretion, at the time of grant, but shall not be less than 100% of the fair market of such share of common stock on the date the award is granted, subject to adjustment. Our compensation committee shall also have sole authority to set the terms of all awards at the time of grant.

Pursuant to the Plan, a maximum of 2,500,000 shares of our common stock has been reserved for issuance under the Plan. Under the Plan, an Eligible Person may be granted options, stock appreciation rights, restricted stock, stock granted as a bonus, a performance award, other stock-based awards or an annual incentive award, together with any related right or interest.

The term of each award under the Plan shall be for such period as may be determined by the Board of Directors, subject to the express limitations set forth in the Plan.

Unless earlier terminated by action of the Board of Directors, the Plan will remain in effect until such time as no shares of common stock remains available for delivery under the Plan and the Company has no further rights or obligations under the Plan with respect to outstanding awards under the Plan.

Outstanding Equity Awards at Fiscal Year-End

The following table discloses information regarding outstanding equity awards granted or accrued as of December 31, 2021, for our named executive officers.

Outstanding Equity Awards
	Option Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)
Paul Goodman (1)	+	450,000	$0.435

(1)	The options will fully vest on the successful completion of this Offering.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Since inception, there have been no related party transactions in which the amount involved in the transaction exceeded or will exceed the lesser of $120,000 or one percent of the average of our total assets as of the year-end for the last two completed fiscal years, and to which any of our directors, executive officers or beneficial holders of more than 5% of our capital stock, or any immediate family member of, or person sharing the household with, any of these individuals, had or will have a direct or indirect material interest.

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We may encounter business arrangements or transactions with businesses and other organizations in which one of our directors or executive officers, significant stockholders or their immediate families is a participant and the amount exceeds $120,000. We refer to these transactions as related party transactions. Related party transactions have the potential to create actual or perceived conflicts of interest between Ultimax and its directors, officers and significant stockholders or their immediate family members.

As of June ____, 2022, several of our founders and early investors together, namely Paul Goodman, Jesse Sutton, Level Up Revocable Trust, Gideon 718 Equity Trust and Robin Equities Irrevocable Trust beneficially owned 71.7%  of the voting power of our common stock (the “Control Group”). Pursuant to a Stockholders’ Agreement, dated as of June      , 2022, members of the Control Group agreed to vote as a group for all matters placed before the stockholders for which a vote of stockholders is necessary (the “Voting Agreement”). The Voting Agreement will terminate on the one (1) year anniversary of this Offering.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND SELLING STOCKHOLDERS

The following table sets forth certain information with respect to the beneficial ownership of our voting securities by (i) any person or group beneficially owning more than 5% of any class of voting securities; (ii) our directors; (iii) each of our named executive officers; and (iv) all executive officers and directors as a group as of December 31 2021 and based on 15,356,595 shares of common stock issued and outstanding. The information presented below regarding beneficial ownership of our voting securities has been presented in accordance with the rules of the Securities and Exchange Commission and is not necessarily indicative of ownership for any other purpose. Under these rules, a person is deemed to be a “beneficial owner” of a security if that person has or shares the power to vote or direct the voting of the security or the power to dispose or direct the disposition of the security. A person is deemed to own beneficially any security as to which such person has the right to acquire sole or shared voting or investment power within 60 days through the conversion or exercise of any convertible security, warrant, option or other right. More than one person may be deemed to be a beneficial owner of the same securities. Unless otherwise indicated, the address of all listed stockholders is c/o Ultimax Digital, Inc., 420 Lexington Avenue, Suite 2320, New York, NY 10070.

Name of Beneficial Owner	Common Stock Beneficially Owned	Percentage of Common Stock Before Offering	Percentage of Common Stock After Offering(1)

Directors and Officers:
Jesse Sutton (2)	1,800,000	11.7%		%
Paul Goodman (3)	2,801,600	18.2%		%
Directors and Officers, as a group	4,601,600	29.9%
Beneficial owners of more than 5%:
Aurora 1 Equity Trust (4)	2,850,000	21.7%		%
Gideon 718 Equity Trust (5)	2,660,000	20.3%		%
Robin Equities Irrevocable Trust (6)	2,510,581	19.2%		%
Level Up Revocable Trust (7)	1,241,667	9.5%		%

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(1)

Assumes (i) no exercise by the underwriters of their option to purchase additional shares of common stock to cover over-allotments, if any; (ii) no exercise of the underwriters’ warrants; and (iii) issuance and sale of shares in this offering.

(2)	Does not include options to purchase 150,000 shares of common stock that do no vest within 60 days.

(3)	Does not include options to purchase 600,000 shares of common stock that do no vest within 60 days.

(4)	Voting and dispositive control held by Joel Landau

(5)	Voting and dispositive control held by Joel Landau

(6)	Voting and dispositive control held by Stephen Feld

(7)	Voting and dispositive control held by Sy Marcus

DESCRIPTION OF SECURITIES

The rights of our stockholders are governed by Delaware law, our Certificate of Incorporation, as amended, and our Bylaws. The following briefly summarizes the material terms of our common stock.

General

The following description summarizes the most important terms of our capital stock, as they will be in effect upon the closing of this offering. Because it is only a summary, it does not contain all of the information that may be important to you. For a complete description of the matters set forth in this “Description of Capital Stock,” you should refer to our Articles of Incorporation and Bylaws, to be effective immediately prior to the closing of this offering, and the registration rights agreements, each of which will be included as exhibits to the registration statement of which this prospectus forms a part, and to the applicable provisions of Delaware law. Immediately prior to the closing of this offering, our authorized capital stock will consist of 200,000,000 shares of common stock, $0.001 par value per share, and 10,000,000 shares of preferred stock, $0.001 par value per share.

As of December 31, 2021, 15,962,409 shares of our common stock were issued and outstanding, held by approximately 16 holders of record, and no shares of our preferred stock were issued and outstanding. As of December 31, 2021, we had 1,400,000 options outstanding. Our Board of Directors is authorized, without stockholder approval except as required by the Nasdaq Rules, to issue additional shares of our capital stock.

Common Stock

The Company is authorized to issue 200,000,000 shares of common stock, par value $0.0001 per share. As of December 31, 2021, 15,962,409 shares of common stock were issued and outstanding. As of December 31, 2021, there were approximately 16 holders of our common stock.

Dividend Rights

The holders of outstanding shares of our common stock are entitled to receive dividends out of funds legally available at the times and in the amounts that our board of directors may determine.

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Voting Rights

Each holder of our common stock is entitled to one vote for each share of common stock held on all matters submitted to a vote of stockholders. Our articles of incorporation provide that there is no cumulative voting for directors permitted.

Preemptive or Similar Rights

Our common stock is not entitled to preemptive rights to acquire additional securities issued by the Company.

Liquidation Rights

Upon our liquidation, dissolution, or winding-up, the assets legally available for distribution to our stockholders would be distributable ratably among the holders of our common stock outstanding at that time after payment of other claims of creditors.

Preferred Stock

The Company is authorized to issue 10,000,000 shares of preferred stock, par value $0.0001 per share. As of December 31, 2021, no shares of preferred stock were issued and outstanding.

Preferred Stock

The preferred stock may be issued at any time or from time to time, in any one or more series, and any such series shall be comprised of such number of shares and may have such designations, preferences, limitations and relative or other rights thereof, including but not limited to: (a) the rate and manner of payments of dividends, if any; (b) whether shares may be redeemed and, if so, the redemption price and terms and conditions of redemption; (c) the amount payable upon shares in the event of liquidation, dissolution, or other winding-up of the Company; (d) sinking fund provisions, if any, for the redemption or purchase of shares; (e) the terms and conditions, if any, on which shares may be converted or exchanged; (f) voting rights, if any; and (g) any other rights and preferences of such shares, to the fullest extent permitted by the laws of the State of Delaware.

Prior to the issuance of any shares of a series, but after the adoption by the Board of Directors of the resolution of such series, the appropriate officers of the Company shall file such documents with the State of Delaware as may be required by law.

Potential Effects of Authorized but Unissued Stock

We have shares of common stock available for future issuance without stockholder approval. We may utilize these additional shares for a variety of corporate purposes, including future public offerings to raise additional capital, to facilitate corporate acquisitions or payment as a dividend on the capital stock.

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The existence of unissued and unreserved common stock and preferred stock may enable our Board to issue shares to persons friendly to current management or to issue preferred stock with terms that could render more difficult or discourage a third-party attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise, thereby protecting the continuity of our management. In addition, our Board has the discretion to determine designations, rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences of each series of preferred stock, all to the fullest extent permissible under the Delaware General Corporation Law and subject to any limitations set forth in our articles of incorporation. The purpose of authorizing the Board to issue preferred stock and to determine the rights and preferences applicable to such preferred stock is to eliminate delays associated with a stockholder vote on specific issuances. The issuance of preferred stock, while providing desirable flexibility in connection with possible financings, acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or could discourage a third party from acquiring, a majority of our outstanding voting stock.

Anti-Takeover Effects of Delaware Law, Our Certificate of Incorporation and By-laws

Certain provisions of our charter documents and Delaware law could have an anti-takeover effect and could delay, discourage or prevent a tender offer or takeover attempt that a stockholder might consider to be in its best interests, including attempts that might otherwise result in a premium being paid over the market price of our common stock.

Charter and By-laws

Our certificate of incorporation and by-laws contain provisions that could have the effect of delaying or preventing changes in control or changes in our management without the consent of our board of directors, including, among other things:

•	no cumulative voting in the election of directors, which limits the ability of minority stockholders to elect director candidates;

•

the ability of our board of directors to issue shares of preferred stock and to determine the price and other terms of those shares, including preferences and voting rights, without stockholder approval, which could be used to significantly dilute the ownership of a hostile acquirer;

•	a prohibition on stockholder action by written consent, which forces stockholder action to be taken at an annual or special meeting of our stockholders;

•

the exclusive right of our board of directors to elect a director to fill a vacancy created by the expansion of our board of directors or the resignation, death or removal of a director, which prevents stockholders from being able to fill vacancies on our board of directors;

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•

the requirement that a special meeting of stockholders may be called only by a majority vote of our board of directors or by stockholders holding shares of our common stock representing in the aggregate a majority of votes then outstanding, which could delay the ability of our stockholders to force consideration of a proposal or to take action, including the removal of directors; and

•

the ability of our board of directors, by majority vote, to amend our by-laws, which may allow our board of directors to take additional actions to prevent a hostile acquisition and inhibit the ability of an acquirer to amend our by-laws to facilitate a hostile acquisition.

Delaware Anti-Takeover Statute

We are also subject to certain anti-takeover provisions under the General Corporation Law of the State of Delaware, or the DGCL. Under Section 203 of the DGCL, a corporation may not, in general, engage in a business combination with any holder of 15% or more of its capital stock unless the holder has held the stock for three years or (i) our board of directors approves the transaction prior to the stockholder acquiring the 15% ownership position, (ii) upon consummation of the transaction that resulted in the stockholder acquiring the 15% ownership position, the stockholder owns at least 85% of the outstanding voting stock (excluding shares owned by directors or officers and shares owned by certain employee stock plans) or (iii) the transaction is approved by the board of directors and by the stockholders at an annual or special meeting by a vote of 66 2/3% of the outstanding voting stock (excluding shares held or controlled by the interested stockholder). These provisions in our certificate of incorporation and by-laws and under Delaware law could discourage potential takeover attempts.

In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by any such entity or person.

A Delaware corporation may opt out of this provision by express provision in its original certificate of incorporation or by amendment to its certificate of incorporation or by-laws approved by its stockholders. We have not opted out of Section 203. The statute could prohibit or delay mergers or other takeover or change in control attempts and, accordingly, may discourage attempts to acquire us.

Limitations of Director Liability and Indemnification of Directors, Officers and Employees

Our Certificate of Incorporation limits the liability of directors to the maximum extent permitted by Delaware law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors.

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Our Bylaws provide that we will indemnify our directors and officers to the fullest extent permitted by law, and may indemnify employees and other agents. Our bylaws also provide that we are obligated to advance expenses incurred by a director or officer in advance of the final disposition of any action or proceeding.

We also maintain customary directors’ and officers’ liability insurance.

Our Bylaws, subject to the provisions of Delaware Law, contain provisions which allow the corporation to indemnify any person against liabilities and other expenses incurred as the result of defending or administering any pending or anticipated legal issue in connection with service to us if it is determined that person acted in good faith and in a manner which he or she reasonably believed was in the best interest of the corporation. Insofar as indemnification for liabilities arising under the Securities Act of 1933 as amended, or the Securities Act, may be permitted to our directors, officers and controlling persons, we have been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

The limitation of liability and indemnification provisions in our bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against directors and officers, even though an action, if successful, might provide a benefit to us and our stockholders. Our results of operations and financial condition may be harmed to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

At present, there is no pending litigation or proceeding involving any of our directors or officers as to which indemnification is required or permitted, and we are not aware of any threatened litigation or proceeding that may result in a claim for indemnification.

Election and Removal of Directors

Our Board of Directors is elected annually by our stockholders. The exact number of directors shall be fixed from time to time by the Board of Directors pursuant to resolution adopted by a majority of the full Board. of Directors are elected by a plurality of the votes of shares of our capital stock present in person or represented by proxy at a meeting and entitled to vote in the election of directors. Each Director shall hold office until a successor is duly elected and qualified or until his or her earlier death, resignation or removal.

Newly created directorships resulting from any increase in the number of directors or any vacancies in the Board of Directors resulting from death, resignation, retirement, disqualification, removal from office or any other cause may be filled, so long as there is at least one remaining director, only by the Board of Directors, provided that a quorum is then in office and present, or by a majority of the Directors then in office, if less than a quorum is then in office, or by the sole remaining director. Directors elected to fill a newly created directorship or other vacancies shall hold office until such Director’s successor has been duly elected and qualified or until his or her earlier death, resignation or removal as hereinafter provided.

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Any Director may be removed from office at any time for cause, at a meeting called for that purpose, but only by the affirmative vote of the holders of at least 66-2/3% of the voting power of all outstanding shares of our capital stock entitled to vote generally in the election of directors, voting together as a single class.

Our Certificate of Incorporation and Bylaws do not provide for cumulative voting in the election of directors.

Amendments to Our Governing Documents

Our Certificate of Incorporation may be altered, amended or repealed, in whole or in part, or amendments may be adopted pursuant to the Delaware General Corporation Law.

The Bylaws may be altered, amended or repealed, in whole or in part, or new Bylaws may be adopted by: (i) the affirmative vote of the holders of not less than a majority of the combined voting power of the then outstanding shares of all classes and series of capital stock of the Corporation entitled generally to vote on the election of the directors of the Corporation, voting together as a single class, or (ii) by a majority of the whole Board.

Exclusive Forum For Certain Lawsuits

Our Bylaws provide that, unless we consent in writing to the selection of an alternative forum, the state or federal courts located within the state of Delaware, shall, to the fullest extent permitted by law, be the sole and exclusive forum for any (i) any derivative action or proceeding brought on behalf of the Company, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of the Company to the Company or the Company’s stockholders, (iii) an action asserting a claim arising pursuant to any provision of the Delaware GCL, or (iv) any action asserting a claim governed by the internal affairs doctrine. Notwithstanding the foregoing, the provisions of this paragraph will not apply to actions arising under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

Listing

We intend to apply to list our common stock on the Nasdaq Capital Market. Nasdaq has already granted our request that the symbol “NFTU” be reserved for the shares of our common stock.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock in this offering is Olde Monmouth Stock Transfer Co, Inc., 200 Memorial Parkway, Atlantic Highlands, NJ  07716.

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SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no market for our common stock. Future sales of substantial amounts of our common stock in the public market or the perception that such sales might occur could adversely affect market prices prevailing from time to time. Furthermore, because only a limited number of shares will be available for sale shortly after this offering due to existing contractual and legal restrictions on resale as described below, there may be sales of substantial amounts of our common stock in the public market after the restrictions lapse. This may adversely affect the prevailing market price of our common stock and our ability to raise equity capital in the future.

After completion of this offering and after giving effect to the corporate reorganization, we will have shares of common stock outstanding (or  shares if the underwriters’ option to purchase additional shares is exercised in full).

All of the shares of common stock sold in this offering will be freely tradable without restrictions or further registration under the Securities Act, unless the shares are purchased by our “affiliates” as that term is defined in Rule 144 and except certain shares that will be subject to the lock-up period described below after completion of this offering. Any shares owned by our affiliates may not be resold except in compliance with Rule 144 volume limitations, manner of sale and notice requirements, pursuant to another applicable exemption from registration or pursuant to an effective registration statement.

Any of the shares held by our directors and officers will be subject to a 12-month lock-up restriction described under “Underwriting” beginning on page 97. Accordingly, there will be a corresponding increase in the number of shares that become eligible for sale after the lock-up period expires. As a result of these agreements, subject to the provisions of Rule 144 or Rule 701, shares will be available for sale in the public market as follows:

●	beginning on the date of this prospectus, all of the shares sold in this offering will be immediately available for sale in the public market (except as described above);
●

beginning 12 months after the date of this prospectus, at the expiration of the lock-up period for our officers and directors,   additional shares will become eligible for sale in the public market, all of which shares will be held by affiliates and subject to the volume and other restrictions of Rule 144 and Rule 701 as described below.

Lock-Up Agreements

Pursuant to certain “lock-up” agreements, we, our executive officers and directors, and our 5% and greater stockholders have agreed not to, without the prior written consent of the Representative, directly or indirectly, offer to sell, sell, pledge or otherwise transfer or dispose of any of shares of (or enter into any transaction or device that is designed to, or could be expected to, result in the transfer or disposition by any person at any time in the future of) our common stock, enter into any swap or other derivatives transaction that transfers to another, in whole or in part, any of the economic benefits or risks of ownership of shares of our common stock, make any demand for or exercise any right or cause to be filed a registration statement, including any amendments thereto, with respect to the registration of any shares of common stock or securities convertible into or exercisable or exchangeable for shares of common stock or any other of our securities or publicly disclose the intention to do any of the foregoing, subject to customary exceptions, for, with respect to the Company, a period of six months from the date of this prospectus.

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Rule 144

In general, under Rule 144 as currently in effect, once we have been subject to public company reporting requirements for at least 90 days, a person who is not deemed to have been one of our affiliates for purposes of the Securities Act at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least six months, including the holding period of any prior owner other than our affiliates, is entitled to sell those shares without complying with the manner of sale, volume limitation or notice provisions of Rule 144, subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than our affiliates, then that person would be entitled to sell those shares without complying with any of the requirements of Rule 144.

In general, under Rule 144, as currently in effect, our affiliates or persons selling shares on behalf of our affiliates are entitled to sell upon expiration of the lock-up agreements described above, within any three-month period, a number of shares that does not exceed the greater of:

●	1% of the number of shares of our common stock then outstanding, which will equal approximately shares immediately after this offering; or
●	the average weekly trading volume of our common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to that sale.

Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 701

Rule 701 generally allows a stockholder who purchased shares of our common stock pursuant to a written compensatory plan or contract and who is not deemed to have been our affiliate during the immediately preceding 90 days to sell these shares in reliance upon Rule 144, but without being required to comply with the public information, holding period, volume limitation or notice provisions of Rule 144. Rule 701 also permits our affiliates to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. All holders of Rule 701 shares, however, are required by that rule to wait until 90 days after the date of this prospectus before selling those shares pursuant to Rule 701 and are subject to the lock-up agreements described above.

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MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a general discussion of certain material U.S. federal income tax considerations with respect to the ownership and disposition of shares of our common stock applicable to non-U.S. holders who acquire our securities in this offering. This discussion is based on current provisions of the Internal Revenue Code, final, temporary and proposed U.S. Treasury regulations promulgated thereunder and administrative rulings, pronouncements and court decisions all in effect as of the date hereof, and all of which are subject to change at any time, possibly with retroactive effect. There can be no assurance that the Internal Revenue Service (the “IRS”) will not challenge one or more of the tax consequences described herein, and we have not obtained, and do not intend to obtain, an opinion of counsel or ruling from the IRS with respect to the U.S. federal income tax considerations relating to the purchase, ownership or disposition of our securities.

For purposes of this discussion, the term “non-U.S. holder” means a beneficial owner of our common stock that is not, for U.S. federal income tax purposes, a partnership or any of the following:

●	an individual who is a citizen or resident of the United States;
●

a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized in the United States or under the laws of the United States, any state thereof or the District of Columbia;

●	an estate, the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or
●

a trust if (1) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Code) have the authority to control all substantial decisions of the trust, or (2) it has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person for U.S. federal income tax purposes.

If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds shares of our securities, the tax treatment of a person treated as a partner generally will depend on the status of the partner and the activities of the partnership. Persons that for U.S. federal income tax purposes are treated as a partner in a partnership holding shares of our securities should consult their tax advisors.

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This discussion assumes that a non-U.S. holder holds shares of our securities as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all aspects of U.S. federal income taxation that may be important to a non-U.S. holder in light of that holder’s particular circumstances or that may be applicable to holders subject to special treatment under U.S. federal income tax law (including, for example, financial institutions, banks, brokers or dealers in securities, “controlled foreign corporations,” “passive foreign investment companies,” traders in securities that elect mark-to-market accounting for their securities holdings, insurance companies, tax-exempt entities, governmental organizations and any agencies or instrumentalities thereof, holders who acquired our securities pursuant to the exercise of employee stock options or otherwise as compensation, qualified foreign pension funds (or any entities all of the interests of which are held thereby), entities or arrangements treated as partnerships for U.S. federal income tax purposes or other pass-through entities (including S Corporations, trusts and investors therein), regulated investment companies and real estate investment trusts, holders liable for the alternative minimum tax, certain former citizens or former long-term residents of the United States, holders who hold our securities as part of a hedge, straddle, constructive sale or conversion transaction), persons who do not hold our securities as a capital asset within the meaning of Section 1221 of the Code, tax-qualified retirement plans and persons that own, or are deemed to own, more than five percent of our capital stock. In addition, this discussion does not address U.S. federal tax laws other than those pertaining to the U.S. federal income tax, nor does it address any aspects of the unearned income Medicare contribution tax pursuant to the Health Care and Education Reconciliation Act of 2010, any U.S. federal estate and gift taxes, or any U.S. state, local or non-U.S. taxes. Accordingly, prospective investors should consult with their own tax advisors regarding the U.S. federal, state, local, non-U.S. income and other tax considerations of acquiring, holding and disposing of shares of our securities.

THIS SUMMARY IS FOR GENERAL INFORMATION ONLY AND IS NOT INTENDED TO CONSTITUTE A COMPLETE DESCRIPTION OF ALL TAX CONSEQUENCES RELATING TO THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR SECURITIES. WE RECOMMEND THAT PROSPECTIVE HOLDERS OF OUR SECURITIES CONSULT WITH THEIR TAX ADVISORS REGARDING THE TAX CONSEQUENCES TO THEM (INCLUDING THE APPLICATION AND EFFECT OF ANY FEDERAL, STATE, LOCAL, NON-U.S. INCOME AND OTHER TAX LAWS OR ANY APPLICABLE TAX TREATY) OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR SECURITIES.

Distributions

In general, any distributions we make to a non-U.S. holder with respect to its shares of our common stock that constitute dividends for U.S. federal income tax purposes will be subject to U.S. withholding tax at a rate of 30% of the gross amount of the distribution (or a reduced rate prescribed by an applicable income tax treaty) unless the dividends are effectively connected with a trade or business carried on by the non-U.S. holder within the United States (and, if an income tax treaty applies, are treated as attributable to a permanent establishment maintained by the non-U.S. holder within the United States). A distribution will constitute a dividend for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits as determined for U.S. federal income tax purposes. Any distribution not constituting a dividend (which exceed our current and accumulated earnings and profits) will be treated as first reducing the adjusted basis in the non-U.S. holder’s shares of our common stock and, to the extent it exceeds the adjusted basis in the non-U.S. holder’s shares of our common stock, as gain from the sale or exchange of such shares. Any such gain will be subject to the treatment described below under “—Gain on Sale or Other Disposition of our Common Stock.”

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Subject to the discussion below regarding “—Foreign Account Tax Compliance,” distributions effectively connected with a U.S. trade or business (and, if an income tax treaty applies, attributable to a U.S. permanent establishment) of a non-U.S. holder generally will not be subject to U.S. withholding tax if the non-U.S. holder complies with applicable certification, disclosure and reporting requirements (including providing the applicable withholding agent with a properly executed IRS Form W-8ECI certifying eligibility for exemption). Instead, such distributions generally will be subject to U.S. federal income tax on a net income basis, at the rates and in the same manner as if the non-U.S. holder were a United States person. A non-U.S. holder that is a corporation may be subject to an additional “branch profits tax” at a rate of 30% (or such lower rate as may be specified by an applicable income tax treaty) on its “effectively connected earnings and profits,” subject to certain adjustments.

Gain on Sale or Other Disposition of Our Common Stock

In general, a non-U.S. holder will not be subject to U.S. federal income or, subject to the discussion below under the headings “Information Reporting and Backup Withholding” and “Foreign Account Tax Compliance,” withholding tax on any gain realized upon the sale or other disposition of our common stock unless:

●

the gain is effectively connected with a trade or business carried on by the non-U.S. holder within the United States and, if required by an applicable income tax treaty, is attributable to a U.S. permanent establishment of the non-U.S. holder;

●

the non-U.S. holder is an individual and is present in the United States for a period or periods aggregating 183 days or more in the taxable year of the sale or disposition and certain other conditions are satisfied; or

●

our common stock constitutes a United States real property interest by reason of our status as a United States real property holding corporation (“USRPHC”) for U.S. federal income tax purposes and as a result, such gain is treated as being effectively connected with a trade or business conducted by the non-U.S. holder in the United States.

A non-U.S. holder described in the second bullet point above will be subject to U.S. federal income tax at a rate of 30% (or such lower rate as specified by an applicable income tax treaty) on the amount of such gain, which generally may be offset by U.S. source capital losses.

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A non-U.S. holder whose gain is described in the first bullet point above or, subject to the exceptions described in the next paragraph, the third bullet point above generally will be taxed on a net income basis at the rates and in the manner generally applicable to United States persons (as defined under the Code) unless an applicable income tax treaty provides otherwise. If the non-U.S. holder is a corporation for U.S. federal income tax purposes whose gain is described in the first bullet point above, then such gain would also be included in its effectively connected earnings and profits (as adjusted for certain items), which may be subject to a branch profits tax (at a 30% rate or such lower rate as specified by an applicable income tax treaty).

Generally, a corporation is a USRPHC if the fair market value of its United States real property interests equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business. We believe that we currently are not a USRPHC for U.S. federal income tax purposes, and we do not expect to become a USRPHC for the foreseeable future. However, in the event that we become a USRPHC, as long as our common stock continues to be “regularly traded on an established securities market” (within the meaning of the U.S. Treasury regulations), only a non-U.S. holder that actually or constructively owns, or owned at any time during the shorter of the five-year period ending on the date of the disposition or the non-U.S. holder’s holding period for the common stock, more than 5% of our common stock will be treated as disposing of a U.S. real property interest and will be taxable on gain realized on the disposition of our common stock as a result of our status as a USRPHC. If we were to become a USRPHC and our common stock were not considered to be regularly traded on an established securities market, such holder (regardless of the percentage of stock owned) would be treated as disposing of a U.S. real property interest and would be subject to U.S. federal income tax on a taxable disposition of our common stock (as described in the preceding paragraph), and a 15% withholding tax would apply to the gross proceeds from such disposition.

Non-U.S. holders should consult their tax advisors with respect to the application of the foregoing rules to their ownership and disposition of our Class A common stock.

Information Reporting and Backup Withholding

Generally, we or certain financial middlemen must report annually to the Internal Revenue Service and to each non-U.S. holder the amount of dividends paid to and the tax withheld with respect to, each non-U.S. holder. These reporting requirements apply regardless of whether withholding was reduced or eliminated by an applicable tax treaty. Copies of this information also may be made available under the provisions of a specific treaty or agreement with the tax authorities in the country in which the non-U.S. holder resides or is established.

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U.S. backup withholding tax (currently, at a rate of 24%) is imposed on certain payments to persons that fail to furnish the information required under the U.S. information reporting rules. Dividends paid to a non-U.S. holder generally will be exempt from backup withholding if the non-U.S. holder provides a properly executed IRS Form W-8BEN or W-8BEN-E, or otherwise establishes an exemption.

U.S. information reporting and backup withholding requirements generally will apply to the proceeds of a sale or disposition of our common stock effected by or through a U.S. office of any broker, U.S. or non-U.S., unless the non-U.S. Holder provides a properly executed IRS Form W-8BEN or IRS Form W-8BEN-E (or other appropriate IRS Form W-8), as applicable, or otherwise meets documentary evidence requirements for establishing non-U.S. person status or otherwise establishes an exemption. Generally, U.S. information reporting and backup withholding requirements will not apply to a payment of sale or disposition proceeds to a non-U.S. Holder where the transaction is effected outside the United States through a non-U.S. office of a non-U.S. broker. Information reporting and backup withholding requirements may, however, apply to a payment of disposition proceeds if the broker has actual knowledge, or reason to know, that the holder is, in fact, a U.S. person. For information reporting purposes, certain brokers with substantial U.S. ownership or operations will generally be treated in a manner similar to U.S. brokers

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a non-U.S. holder generally can be refunded or credited against the non-U.S. holder’s U.S. federal income tax liability, if any, provided that the required information is furnished to the Internal Revenue Service in a timely manner. Non-U.S. holders should consult their tax advisors regarding the application of the information reporting and backup withholding rules to them.

Foreign Account Tax Compliance

Sections 1471 through 1474 of the Code, and the regulations thereunder (commonly referred to as FATCA) imposes withholding at a 30% rate on certain types of “withholdable payments” (including dividends paid on, and the gross proceeds from the sale or other disposition of, stock in a U.S. corporation) made to a “foreign financial institution” or to a “non-financial foreign entity” (all as defined in the Code) (whether such foreign financial institution or non-financial foreign entity is the beneficial owner or an intermediary), unless (i) the foreign financial institution undertakes certain diligence and reporting obligations, (ii) the nonfinancial foreign entity either certifies it does not have any “substantial United States owners” (as defined in the Code) or furnishes identifying information regarding each substantial United States owner or (iii) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. If the payee is a foreign financial institution and is subject to the diligence and reporting requirements in (i) above, it generally must enter into an agreement with the U.S. Department of the Treasury requiring, among other things, that it undertake to identify accounts held by certain U.S. persons or U.S.-owned foreign entities (as defined in applicable U.S. Treasury regulations), annually report certain information about such accounts and withhold 30% on payments to noncompliant foreign financial institutions and certain other account holders. If a dividend payment is both subject to withholding under FATCA and subject to the withholding tax discussed above under the section titled “—Distributions,” the withholding under FATCA may be credited against, and therefore reduce, such other withholding tax.

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FATCA withholding currently applies to payments of dividends on our common stock. The U.S. Treasury Department recently released proposed regulations, however, that, if finalized in their present form, would eliminate the federal withholding tax of 30% applicable to gross proceeds from sales or other dispositions of our common stock. In its preamble to such proposed regulations, the U.S. Treasury Department stated that taxpayers may generally rely on the proposed regulations until final regulations are issued.

An intergovernmental agreement between the United States and the non-U.S. Holder’s country of residence may modify the requirements described in this section. Prospective investors should consult their tax advisors regarding the potential application of withholding under FATCA to their investment in our common stock.

EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS OWN TAX ADVISOR REGARDING THE TAX CONSEQUENCES OF PURCHASING, HOLDING, AND DISPOSING OF OUR COMMON STOCK, INCLUDING THE CONSEQUENCES OF ANY PROPOSED CHANGE IN APPLICABLE LAW, AS WELL AS TAX CONSEQUENCES ARISING UNDER ANY STATE, LOCAL, NON-U.S., OR U.S. FEDERAL NON-INCOME TAX LAWS SUCH AS ESTATE AND GIFT TAX.

UNDERWRITING

Under the terms and subject to the conditions of an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom WestPark Capital, Inc. is acting as the representative and sole book-running manager, have severally agreed to purchase, and we have agreed to sell to them, the number of our common shares at the initial public offering price, less the underwriting discounts and commissions, as set forth on the cover page of this prospectus and as indicated below:

Underwriters	Number of Shares
Westpark Captal, Inc.
Total

The underwriters are offering the shares subject to their acceptance of the shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the underwriters to pay for and accept delivery of the common shares offered by this prospectus are subject to the approval of certain legal matters by their counsel  and to other conditions. The underwriters are obligated to take and pay for all of the common shares offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ option to purchase additional shares described below.

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We have granted to the underwriters an option, exercisable for 45 days from the date of this prospectus, to purchase up to additional common shares at the initial public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with this offering. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional common shares as the number listed next to the underwriter’s name in the preceding table bears to the total number of common shares listed next to the names of all underwriters in the preceding table.

The underwriters will offer the shares to the public at the initial public offering price set forth on the cover of this prospectus and to selected dealers at the initial public offering price less a selling concession not in excess of $        per share. After this offering, the initial public offering price, concession and reallowance to dealers may be reduced by the representative. No change in those terms will change the amount of proceeds to be received by us as set forth on the cover of this prospectus. The securities are offered by the underwriters as stated herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part.

Discounts, Commissions and Reimbursement

The underwriting discounts are equal to 5% of the initial public offering price set forth on the cover of this prospectus.

The following table shows the per share and total initial public offering price, underwriting discounts, and proceeds before expenses to us. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional shares.

Total
	Per Share	Without Exercise of Over- allotment Option	With Exercise of Over- allotment Option
Public offering price	$	$	$
Underwriting discounts and commissions (5%)	$	$	$
Payable by us
Proceeds, before expenses, to us	$	$	$

We will also pay to the representative by deduction from the net proceeds of this offering, a non-accountable expense allowance equal to 1.5% of the gross proceeds raised by us in the initial public offering.

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We have agreed to reimburse the representative up to a maximum of $175,000 for out-of-pocket accountable expenses (including the legal fees and other disbursements as disclosed below).

Any expense deposits paid by us will be returned to us to the extent the representative’s out-of-pocket accountable expenses are not actually incurred in accordance with FINRA Rule 5110(g)(4)(A).

The underwriters propose to offer the shares to the public at the public offering price set forth on the cover of this prospectus. In addition, the underwriters may offer some of the shares to other securities dealers at such price less a concession of $ per share. If all of the shares offered by us are not sold at the public offering price, the Representative may change the offering price and other selling terms by means of a supplement to this prospectus.

We have also agreed to pay all expenses relating to the offering, including, and up $175,000: (a) all filing fees and expenses relating to the registration of the shares to be sold in this offering with the SEC; (b) all fees and expenses relating to the listing of the shares on The Nasdaq Capital Market; (c) all fees associated with the review of the offering by FINRA; (d) all fees, expenses and disbursements relating to the registration, qualification or exemption of shares offered under “blue sky” securities laws or the securities laws of foreign jurisdictions designated by the Representative, including the reasonable fees and expenses of the Representative’s blue sky counsel; (e) all fees, expenses and disbursements relating to the registration, qualification or exemption of the shares under the securities laws of such foreign jurisdictions; (f) the costs of mailing and printing the offering materials; (g) transfer and/or stamp taxes, if any, payable upon our transfer of the shares to the Representative; and (h) the fees and expenses of our accountants; (i) all reasonable travel and lodging expenses incurred by the representative or its counsel in connection with visits to, and examinations of, our Company; (j) $300 for each background check of any or all of our directors, officers and key management; (k) $200 for each shareholder’s account to obtain legal opinions needed to allow shareholder’s shares to be sold; (l)  $300 for each background check of any or all of our directors, officers and key management; and (m) expenses for the Representative’s legal counsel and road show expenses.

We estimate that the total expenses of the offering payable by us, excluding the total underwriting discount, will be approximately $ .

We estimate that the total expenses of the offering payable by us, excluding the total underwriting discount, will be approximately $ , including a maximum aggregate reimbursement of $175,000 of representative’s accountable expenses.

In addition, so long as the representative remains in good standing with FINRA and our letter of intent with the representative has not been terminated, we have agreed not to negotiate with another proposed underwriter for the sale of our securities without the representative’s permission.

99

We have applied to list our ordinary shares on the Nasdaq Capital Market under the symbol “NFTX”. There is no assurance that such application will be approved, and if our application is not approved, this offering may not be completed.

Right of First Refusal

We have also granted the Representative an irrevocable right of first refusal for a period of twenty-four (24) months after this offering, to act as sole investment banker, sole book-runner, and/or sole placement agent, at the Representative’s sole discretion, for each and every future public and private equity and debt offering, including all equity linked financings as well as all merger and acquisition assignments, during such twenty-four (24) month period, of the Company, or any successor to or subsidiary of the Company, on terms and conditions customary to the Representative for such transactions.

Representative’s Warrants

In addition, we have agreed to issue the representative’s warrants to the representative of the underwriters to purchase a number of ordinary shares equal to 5% of the total number of ordinary shares sold in this offering. The representative’s warrants shall have an exercise price equal to 150% of the initial public offering price of the ordinary shares sold in this offering. The representative’s warrants may be purchased in cash or via cashless exercise, will be exercisable for five years from the effective date of the registration statement of which this prospectus forms a part and will terminate on the fifth anniversary of the effective date of the registration statement of which this prospectus forms a part. The representative’s warrants and the underlying shares will be deemed compensation by FINRA, and therefore will be subject to FINRA Rule 5110(e)(1). In accordance with FINRA Rule 5110(e)(1), and except as otherwise permitted by FINRA rules, neither the representative’s warrants nor any of our shares issued upon exercise of the representative’s warrants may be sold, transferred, assigned, pledged or hypothecated, or be the subject of any hedging, short sale, derivative, put or call transaction that would result in the effective economic disposition of such securities by any person, for a period of 180 days beginning on the date of commencement of sales of the offering. In addition, although the representative’s warrants and the underlying ordinary shares will be registered in the registration statement of which this prospectus forms a part, we have also agreed that the representative’s warrants will provide for registration rights in certain cases. These registration rights apply to all of the securities directly and indirectly issuable upon exercise of the representative’s warrants. The piggyback registration right provided will not be greater than seven years from the date of commencement of sales of the offering in compliance with FINRA Rule 5110(g)(8)(D).

We will bear all fees and expenses attendant to registering the shares of common stock issuable upon exercise of the representative’s warrants, other than underwriting discounts incurred and payable by the holders. The exercise price and number of ordinary shares issuable upon exercise of the representative’s warrants may be adjusted in certain circumstances, including in the event of a share dividend, extraordinary cash dividend or our recapitalization, reorganization, merger or consolidation. The warrant exercise price and/or underlying shares may also be adjusted for issuances of ordinary shares at a price below the warrant exercise price.

100

Indemnification; Indemnification Escrow

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act and liabilities arising from breaches of representations and warranties contained in the underwriting agreement, or to contribute to payments that the underwriters may be required to make in respect of those liabilities.

Concurrently with the execution and delivery of the underwriting agreement, we will set up an escrow account with a third-party escrow agent in the United States and will fund such account with $600,000 from this offering that may be utilized by the underwriters to fund any bona fide indemnification claims of the underwriters arising during a 24 month period following the offering. The escrow account will be interest bearing, and we will be free to invest the assets in securities. All funds that are not subject to an indemnification claim will be returned to us after the applicable period expires. We will pay the reasonable fees and expenses of the escrow agent.

Lock-Up Agreements

Our officers, directors and principal shareholders (defined as owners of 5% or more of our ordinary shares) have agreed, subject to certain exceptions, to a twelve month “lock-up” period from the date of this prospectus with respect to the ordinary shares that they beneficially own, including the issuance of shares upon the exercise of convertible securities and options that are currently outstanding or which may be issued. This means that, for a period of twelve months following the date of this prospectus, such persons may not offer, sell, pledge or otherwise dispose of these securities without the prior written consent of the representative. Our other shareholders have agreed, subject to certain exceptions, to a six month “lock-up” period from the date of this prospectus with respect to the ordinary shares that they beneficially own, including the issuance of shares upon the exercise of convertible securities and options that are currently outstanding or which may be issued. This means that, for a period of six months following the date of this prospectus, such persons may not offer, sell, pledge or otherwise dispose of these securities without the prior written consent of the representative.

The representative has no present intention to waive or shorten the lock-up period; however, the terms of the lock-up agreements may be waived at its discretion. In determining whether to waive the terms of the lock-up agreements, the representative may base its decision on its assessment of the relative strengths of the securities markets and companies similar to ours in general, and the trading pattern of, and demand for, our securities in general.

101

Pricing of the Offering

Prior to this offering, there has been no public market for our ordinary shares. The initial public offering price of the shares has been negotiated between us and the underwriters. Among the factors considered in determining the initial public offering price of the shares, in addition to the prevailing market conditions, are our historical performance, estimates of our business potential and earnings prospects, an assessment of our management and the consideration of the above factors in relation to market valuation of companies in related businesses.

No Sales of Similar Securities

We have agreed not to offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of, directly or indirectly, any ordinary shares or any securities convertible into or exercisable or exchangeable for ordinary shares or enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of our ordinary shares, whether any such transaction is to be settled by delivery of ordinary shares or such other securities, in cash or otherwise, without the prior written consent of the representative, for a period of 250 days from the date of this prospectus, except for securities issued pursuant to acquisitions or strategic transactions approved by a majority of our disinterested directors, provided that such securities are issued as “restricted securities” (as defined in Rule 144) and carry no registration rights that require or permit the filing of any registration statement in connection therewith during the restricted period, and provided that any such issuance shall only be to a person (or to the equityholders of a person) which is, itself or through its subsidiaries, an operating company or an owner of an asset in a business synergistic with our business and shall provide us with additional benefits in addition to the investment of funds, but shall not include a transaction in which we are issuing securities primarily for the purpose of raising capital or to an entity whose primary business is investing in securities.

Electronic Offer, Sale and Distribution of Securities

A prospectus in electronic format may be made available on the websites maintained by the underwriters or selling group members, if any, participating in this offering and the underwriters may distribute prospectuses electronically. The shares of common stock to be sold pursuant to internet distributions will be allocated on the same basis as other allocations. Other than the prospectus in electronic format, the information on these websites is not part of, nor incorporated by reference into, this prospectus or the registration statement of which this prospectus forms a part, has not been approved or endorsed by us or the underwriters, and should not be relied upon by investors.

102

Price Stabilization, Short Positions and Penalty Bids

In connection with this offering, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of our ordinary shares. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under option to purchase additional shares. The underwriters can close out a covered short sale by exercising the option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the option to purchase additional shares. The underwriters may also sell shares in excess of the option to purchase additional shares, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter or dealer repays selling concessions allowed to it for distributing our shares of common stock in this offering because such underwriter repurchases those shares in stabilizing or short covering transactions.

Finally, the underwriters may bid for, and purchase, our ordinary shares in market making transactions, including “passive” market making transactions as described below.

Passive Market Making

In connection with this offering, the underwriters may engage in passive market making transactions in our ordinary shares on the Nasdaq Capital Market in accordance with Rule 103 of Regulation M under the Exchange Act, during a period before the commencement of offers or sales of the shares and extending through the completion of the distribution. A passive market maker must display its bid at a price not in excess of the highest independent bid of that security. However, if all independent bids are lowered below the passive market maker’s bid, then that bid must then be lowered when specified purchase limits are exceeded.

Potential Conflicts of Interest

The underwriters and their affiliates may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business for which they may receive customary fees and reimbursement of expenses. In the ordinary course of their various business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own accounts and for the accounts of their customers and such investment and securities activities may involve securities and/or instruments of our company. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

103

Selling Restrictions

No action may be taken in any jurisdiction other than the United States that would permit a public offering of the shares or the possession, circulation or distribution of this prospectus in any jurisdiction where action for that purpose is required. Accordingly, the ordinary shares offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

In addition to the public offering of the shares of common stock in the United States, the underwriters may, subject to applicable foreign laws, also offer the shares of common stock in certain countries.

Stamp Taxes

If you purchase shares of common stock offered in this prospectus, you may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the initial public offering price listed on the cover page of this prospectus.

Electronic Distribution

In connection with the offering, certain of the underwriters or securities dealers may distribute prospectuses by electronic means, such as e-mail.

LEGAL MATTERS

The validity of the securities offered by this Prospectus will be passed upon for us by Cyruli Shanks & Zizmor, LLP, New York, New York. Certain legal matters of U.S. federal securities law related to the offering will be passed upon for the underwriters by Sheppard, Mullin, Richter & Hampton LLP, New York, New York.

EXPERTS

The financial statements included in this registration statement for the fiscal years ended December 31, 2021 and December 31, 2020 have been audited by Liebman, Goldberg & Hymowitz, LLP an independent registered public accounting firm, and are included in reliance upon such report given upon the authority of said firm as experts in auditing and accounting.

104

 WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the securities we are offering to sell. This prospectus, which constitutes part of the registration statement, does not include all of the information contained in the registration statement and the exhibits, schedules and amendments to the registration statement. For further information with respect to us and our securities, we refer you to the registration statement and to the exhibits and schedules to the registration statement. Statements contained in this prospectus about the contents of any contract, agreement or other document are not necessarily complete, and, in each instance, we refer you to the copy of the contract, agreement or other document filed as an exhibit to the registration statement. Each of these statements is qualified in all respects by this reference.

The SEC maintains a website, which is located at www.sec.gov, that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC. You may access the registration statement of which this prospectus is a part at the SEC’s website.

Upon completion of this offering, we will be subject to the information reporting requirements of the Securities Exchange Act of 1934, and we will file reports, proxy statements and other information with the SEC. All documents filed with the SEC are available for inspection and copying at the public reference room and website of the SEC referred to above. We maintain a website at www.ultimax.digital. You may access our reports, proxy statements and other information free of charge at this website as soon as reasonably practicable after such material is electronically filed with, or furnished to, the SEC. The information on such website is not incorporated by reference and is not a part of this prospectus

105

PART I – FINANCIAL INFORMATION

Item 1. Financial Statements.

ULTIMAX DIGITAL, INC.

FINANCIAL STATEMENTS

FOR THE YEARS DECEMBER 31, 2021 AND 2020

F-1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and

Stockholders of Ultimax Digital, Inc.

Opinion on the Financial Statements

We have audited the accompanying balance sheets of Ultimax Digital, Inc. (the “Company”) as of December 31, 2021 and 2020, and the related statements of operations, stockholders’ deficit, and cash flows for each of the years then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Substantial Doubt about the Company’s Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, based on its projections, the Company anticipates that during 2023, it will not have sufficient capital. Furthermore, the Company’s losses from operations and working capital deficiency raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks.

Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

Critical audit matters are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. We determined that there were no critical audit matters.

Liebman Goldberg & Hymowitz, LLP

We have served as the Company’s auditor

 since November 9, 2021.

Garden City, New York

June 1, 2022

F-2

ULTIMAX DIGITAL, INC.
BALANCE SHEETS

	December 31,	December 31,
	2021	2020

ASSETS

Current Assets:
Cash	$66,195	$3,674

Total Current Assets	66,195	3,674

Prepaid royalty expense	112,250	112,250
Software development costs	723,721	-

Total Assets	$902,166	$115,924

LIABILITIES AND STOCKHOLDERS DEFICIT

Current Liabilities:
Accrued liabilities	$171,000	$-
Accrued interest payable	134,131	73,125
Notes payable	250,000	250,000
Short term loans payable	500	-
Convertible notes payable	1,209,000	-

Total Current Liabilities	1,764,631	323,125

Total Liabilities	1,764,631	323,125

Commitments and Contingencies	-	-

Stockholders’ Deficit:
Preferred stock, par value $0.0001, 10,000,000 shares
authorized, no shares issued and outstanding	-	-
Common stock, par value $0.0001, 200,000,000 shares
authorized; 15,962,409 and 15,356,595 issued and
outstanding at December 31, 2021 and 2020, respectively	1,596	1,536
Additional paid-in capital	1,321,529	1,034,089
Accumulated deficit	(2,185,590)	(1,242,826)

Total Stockholders’ Deficit	(862,465)	(207,201)

Total Liabilities and Stockholders’ Deficit	$902,166	$115,924

The accompanying notes are an integral part of these financial statements.

F-3

ULTIMAX DIGITAL, INC.
STATEMENTS OF OPERATIONS

	For the Years Ended
	December 31,	December 31,
	2021	2020

Revenues	$-	$-

Operating Expenses:
Consulting fees	302,215	43,851
Legal and professional fees	269,641	21,400
Advertising and marketing	158,625	28,500
Insurance	96,769	48,314
Software licenses and fees	41,290	48,500
Office and general expenses	11,271	35
Bank charges	1,947	1,571

Total operating expenses	881,758	192,171

(Loss) from operations	(881,758)	(192,171)

Other Expense:
Interest expense	61,006	37,440

Net (Loss)	$(942,764)	$(229,611)

Net (loss) per share:
Basic and diluted	$(0.06)	$(0.02)

Weighted average shares outstanding
Basic and diluted	15,876,448	14,502,652

The accompanying notes are an integral part of these financial statements.

F-4

ULTIMAX DIGITAL, INC.

STATEMENTS OF STOCKHOLDERS DEFICIT

	Common Stock
	Number		Additional		Total
	of		Paid-in	Accumulated	Stockholders
	Shares	Par Value	Capital	Deficit	Deficit
Balance at January 1, 2020	14,292,837	$1,429	$728,096	$(1,013,215)	$(283,690)

Sale of common stock	1,063,758	107	305,993	-	306,100

Net loss	-	-	-	(229,611)	(229,611)

Balance at December 31, 2020	15,356,595	$1,536	$1,034,089	$(1,242,826)	$(207,201)

Sale of common stock	605,814	60	287,440		287,500

Net loss	-	-	-	(942,764)	(942,764)

Balance at December 31, 2021	15,962,409	$1,596	$1,321,529	$(2,185,590)	$(862,465)

The accompanying notes are an integral part of these financial statements.

F-5

ULTIMAX DIGITAL, INC.
STATEMENTS OF CASH FLOWS

	For the Years Ended
	December 31,	December 31,
	2021	2020
CASH FLOWS FROM OPERATING ACTIVITIES:
Net (loss)	$(942,764)	$(229,611)
Adjustments to reconcile net loss to net cash (used in) operating activities:
Changes in operating assets and liabilities:
(Increase) in software development costs	(723,721)	-
Increase in accrued expenses	171,000	-
(Increase) in prepaid royalty	-	(112,250)
Increase in interest payable	61,006	37,440
Net cash (used in) operating activities	(1,434,479)	(304,421)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from short term loans	17,500	-
Payment of short term loans	(17,000)	-
Proceeds from convertible notes payable	1,209,000	-
Cash received from sale of common stock	287,500	306,100
Net cash provided by financing activities	1,497,000	306,100

Net increase in cash	62,521	1,679
Cash at the beginning of the year	3,674	1,995

Cash at the end of the year	$66,195	$3,674

Supplemental cash flow information:
Cash paid for interest	$-	$-

Cash paid for taxes	$-	$-

The accompanying notes are an integral part of these financial statements.

F-6

ULTIMAX DIGITAL, INC.

Notes to Financial Statements

December 31, 2021 and 2020

NOTE 1. DESCRIPTION OF BUSINESS

Ultimax Digital, Inc. (“Ultimax” or the “Company”) was incorporated in the State of Delaware on March 16, 2018, under the name Ultimas, Inc. On July 26, 2021, the Company changed its name to Ultimax Digital, Inc. The Company is a video game publisher and developer of software technologies for the video game industry.

NOTE 2. LIQUIDITY AND GOING CONCERN

The Company expects that operating losses and negative cash flows from operations will occur for at least the next several years and the Company will need to access additional funds to achieve the Company's strategic goals with respect to the technology.  The Company has no financing arrangements as of December 31, 2021.  The Company will seek to raise substantial funds through the sale of our common stock, through debt financing or through establishing additional strategic collaboration agreements.  The Company does not know whether additional financing will be available when needed, or whether it will be available on favorable terms, or at all.  As of the date of this report, the Company does not have adequate resources to fund its operations through 2023, without considering any future capital raising transactions.  These factors raise substantial doubt about the Company's ability to continue as a going concern.  The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). The summary of significant accounting policies presented below is designed to assist in understanding the Company’s financial statements.

Use of Accounting Estimates

The preparation of the accompanying financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

F-7

Revenue Recognition

We determine revenue recognition by: (a) identifying the contract, or contracts, with the customer; (b) identifying the performance obligations in the contract; (c) determining the transaction price; (d) allocating the transaction price to performance obligations in the contract; and (e) recognizing revenue when, or as, we satisfy performance obligations by transferring the promised goods or services. We recognize revenue in the amount that reflects the consideration we expect to receive in exchange for the sales of software products when control of the promised products is transferred to our customers and our performance obligations under the contract have been satisfied. Revenue is recorded net of transaction taxes assessed by governmental authorities such as sales, value-added and other similar taxes.

Some of the Company’s software products provide limited online features at no additional cost to the consumer. Generally, such features have been considered to be incidental to the Company’s overall product offerings and an inconsequential deliverable. Accordingly, the Company does not defer any revenue related to products containing these limited online features. However, in instances where online features or additional functionality is considered a substantive deliverable in addition to the software product, such characteristics will be taken into account when applying the Company’s revenue recognition policy.

We grant price protection and accept returns in connection with our distribution arrangements. Following reductions in the price of our physical software products, we grant price protection to permit customers to take credits against amounts they owe us with respect to merchandise unsold by them. Our customers must satisfy certain conditions to entitle them to receive price protection or return products, including compliance with applicable payment terms and confirmation of field inventory levels.

At contract inception and at each subsequent reporting period, we make estimates of price protection and product returns related to current period software product revenue. We estimate the amount of price protection and returns for software products based upon, among other factors, historical experience and performance of the titles in similar genres, historical performance of the hardware platform, customer inventory levels, analysis of sell-through rates, sales force and retail customer feedback, industry pricing, market conditions, and changes in demand and acceptance of our products by consumers.

We enter into various sales incentive arrangements with our customers, such as rebates, discounts, and cooperative marketing. These incentives are considered adjustments to the transaction price of our software products and are reflected as reductions to revenue. Sales incentives incurred by us for distinct goods or services received, such as the appearance of our products in a customer’s national circular ad, are included in Selling and marketing expense if there is a separate identifiable benefit and the benefit’s fair value can be established. Otherwise, such sales incentives are reflected as a reduction to revenue.

Revenue is recognized after deducting the estimated price protection, allowances for returns, and sales incentives, which are accounted for as variable consideration. Price protection, allowances for returns, and sales incentives are considered refund liabilities and are reported within Accrued expenses and other current liabilities on our Balance Sheet.

In addition, some of the Company’s software products are sold exclusively as downloads of digital content for which the consumer takes possession of the digital content for a fee. Revenue from product downloads is generally recognized when the download is made available to the customer  (assuming all other recognition criteria are met).

When the Company operates hosted online games in which players can play for free and purchase virtual goods for use in the games, it recognizes revenues from the sale of virtual goods as service revenues over the estimated period in which players use the game. It currently estimates these periods of use to be three to four months. The Company periodically assesses its estimates for this period of use and future increases or decreases in these estimates and adjusts recognized revenues prospectively. The Company also recognizes advertising revenue as ads are served. The Company has not earned revenue to date related to its online games.

F-8

The Company records revenue for distribution agreements where it is acting as an agent as defined by ASC Topic 605, Revenue Recognition, Subtopic 45, Principal Agent Considerations, on a net basis. When the Company enters into license or distribution agreements that provide for multiple copies of games in exchange for guaranteed amounts, revenue is recognized in accordance with the terms of the agreements, generally upon delivery of a master copy, assuming our performance obligations are complete and all other recognition criteria are met, or as per-copy royalties are earned on sales of games.

Capitalized Software Development Costs and License Fees

Software development costs include fees in the form of milestone payments made to independent software developers and licensors. Software development costs are capitalized once technological feasibility of a product is established and management expects such costs to be recoverable against future revenues in accordance with ASC 985-20, Software - Costs of Software to be Sold, Leased or Marketed. For products where proven game engine technology exists, this may occur early in the development cycle. Technological feasibility is evaluated on a product-by-product basis. Amounts related to software development that are not capitalized are charged immediately to product research and development costs. Commencing upon a related product’s release capitalized costs are amortized to cost of sales based upon the higher of (i) the ratio of current revenue to total projected revenue or (ii) straight-line charges over the expected marketable life of the product. As of December 31, 2021 and 2020, the Company had capitalized software development costs of $723,721 and $0, respectively.

Prepaid license fees represent license fees to owners for the use of their intellectual property rights in the development of the Company’s products. Minimum guaranteed royalty payments for intellectual property licenses are initially recorded as an asset (prepaid license fees) and a current liability (accrued royalties payable) at the contractual amount upon execution of the contract or when specified milestones or events occur and when no significant performance remains with the licensor. Licenses are expensed to cost of sales at the higher of (i) the contractual royalty rate based on actual sales or (ii) an effective rate based upon total projected revenue related to such license. Capitalized software development costs are classified as non-current if they relate to titles for which the Company estimates the release date to be more than one year from the balance sheet date. There were no non-current portions of license fees as of December 31, 2021 and 2020.

F-9

The amortization period for capitalized software development costs and prepaid license fees is usually no longer than five years from the initial release of the product. If actual revenues or revised forecasted revenues fall below the initial forecasted revenue for a particular license, the charge to cost of sales may be larger than anticipated in any given quarter. The recoverability of capitalized software development costs and prepaid license fees is evaluated quarterly based on the expected performance of the specific products to which the costs relate. When, in management’s estimate, future cash flows will not be sufficient to recover previously capitalized costs, the Company expenses these capitalized costs to “cost of sales-software development costs and license fees,” in the period such a determination is made. These expenses may be incurred prior to a game’s release for games that have been developed. If a game is cancelled prior to completion of development and never released to market, the amount is expensed to operating costs and expenses. If the Company was required to write off licenses, due to changes in market conditions or product acceptance, its results of operations could be materially adversely affected.

Costs of developing online free-to-play social games, including payments to third-party developers are expensed as research and development expenses. Revenue from these games is largely dependent on players’ future purchasing behavior in the game and currently the Company cannot reliably project that future net cash flows from developed games will exceed related development costs.

Prepaid license fees and milestone payments made to the Company’s third-party developers are typically considered non-refundable advances against the total compensation they can earn based upon the sales performance of the products. Any additional royalty or other compensation earned beyond the milestone payments is expensed to cost of sales as incurred.

Advertising Expenses

The Company generally expenses advertising costs as incurred except for production costs associated with media campaigns that are deferred and charged to expense at the first run of the advertisement.

Income Taxes

The Company accounts for income taxes under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect of a change in tax rates or laws on deferred tax assets and liabilities is recognized in operations in the period that includes the enactment date of the rate change. A valuation allowance is established to reduce the deferred tax assets to the amounts that are more likely than not to be realized from operations.

F-10

Tax benefits of uncertain tax positions are recognized only if it is more likely than not that the Company will be able to sustain a position taken on an income tax return. The Company has no liability for uncertain tax positions as of December 31, 2021 and 2020. Interest and penalties, if any, related to unrecognized tax benefits would be recognized as income tax expense. The Company does not have any accrued interest or penalties associated with unrecognized tax benefits, nor was any significant interest expense recognized during 2021 and 2020.

Cash and cash equivalents

For the purpose of the statement of cash flows, the Company considers all short-term investments purchased with a maturity of three months or less to be cash equivalents.

Income (Loss) Per Share

The Company computes net income (loss) per share in accordance with ASC 260, Earnings Per Share ("EPS").  Under the provisions of ASC 260, basic net income (loss) per share is computed by dividing the net income (loss) for the period by the weighted-average number of common shares outstanding during the period.  Diluted net income (loss) per share is computed by dividing the net income (loss) for the period by the weighted-average number of common and common equivalent shares outstanding during the period.  However, common shares that are considered anti-dilutive are excluded from the computation of diluted EPS.  Since the Company had a net loss during the years ended December 31, 2021 and 2020, the basic and diluted net loss per share are the same. Net loss per share for the years ended December 31, 2021 and 2020 was $0.06 and $0.02, respectively.

Potentially dilutive securities not included in the computation of loss per share at December 31, 2021 and 2020 included options to purchase 1,510,000 and 1,500,000 shares of common stock, respectively.

Commitments and Contingencies

We are subject to claims and litigation in the ordinary course of our business. We record a liability for commitments and contingencies when the amount is both probable and reasonably estimable.

Fair Value of Financial Instruments

The carrying amounts of the Company’s financial instruments, such as accounts receivable, accounts payable and accrued liabilities approximate fair value due to the short-term nature of these instruments. The Company’s notes payable approximates fair value due to its short-term nature and market rate of interest.

F-11

Related Party

Paul Goodman is acting President and a Director of the Company.  Mr. Goodman is also Of Counsel to the law firm of Cyruli Shanks & Zizmor, LLP which provides legal services to the Company.  The Company also utilizes office space provided by Cyruli Shanks & Zizmor, LLP, at no charge to the Company. During the years ended December 31, 2021 and 2020 the Company paid legal fees to Mr. Goodman of $75,750 and $0, respectively.

Recently Issued Accounting Standards

A variety of proposed or otherwise potential accounting standards are currently under study by standard-setting organizations.  Due to the tentative and preliminary nature of those proposed standards, management has not determined whether the implementation of such proposed standards would be material to the financial statements of the Company.

Reclassification

Certain amounts from December 2020 have been reclassified to conform with the current presentation.

NOTE 4. PREPAID ROYALTY EXPENSE

During 2020 the Company licensed a software video game from a software development in return for the payment of royalties from the sales by the Company of said game.  During the year ended 2020, the Company prepaid royalty fees to this licensor in the amount of $112,500, which is reflected in the accompanying balance sheet. These fees are not expected to be earned within the next twelve months and therefore have been classified as a long term asset in the accompanying balance sheet.

NOTE 5. COMMON STOCK and PREFERRED STOCK

Common Stock

Pursuant to the Company’s Certificate of Incorporation, filed with the Delaware Secretary of State on April 26, 2018, the Company is authorized to issue 200,000,000 shares of common stock and 10,000,000 shares of preferred stock each with a par value of $0.0001. In the years ended December 31, 2021 and 2020 the Company sold 605,814 and 1,063,758 shares of its common stock, respectively, to equity investors. Proceeds from the sales were $287,500 and $306,100, respectively.

Preferred Stock

The Company’s Board of Directors is authorized to issue, at any time, without further stockholder approval, shares of preferred stock. The Board of Directors has the authority to fix and determine the voting rights, rights of redemption and other rights and preferences of preferred stock. As of December 31, 2021 and 2020 there were 10,000,000 shares of the Company’s preferred stock authorized; no shares are issued and outstanding.

F-12

NOTE 6. EMPLOYEE STOCK-BASED COMPENSATION

In 2020, the Company’s Board of Directors and its stockholders adopted The Ultimax Digital, Inc. (then known as “Ultimas, Inc.”) 2020 Equity Incentive Plan (the “Plan”).

Under the Plan, the Company grants stock options at exercise prices generally equal to the fair value of the common stock on the grant date. These options generally expire ten years after the grant date and vest, depending on the optionee, over a varying period of continuous service following the vesting commencement date of such option (ranging from zero to three years), unless the optionee’s continuous service with the Company is terminated earlier. Stock-based compensation expense is recognized evenly over the requisite service period.

As of December 31, 2021 and 2020, an aggregate of up to 2,500,000 million shares of common stock were reserved for issuance under the Plan.  During the year ended December 31, 2021 and 2020 the Company issued 1,510,000 and 1,500,000 shares under the Plan as non-statutory options. As of December 31, 2021 there are 990,000 shares available for issuance under the Plan.

Stock options have been recorded at their fair value. The Black-Scholes option-pricing model incorporates contractual terms, maturity, risk free rates and expected volatility.

The Black-Scholes option-pricing model assumptions used to value the issuance of stock options under the Plan, are noted in the following table:

	Year Ended December 31, 2021	Year Ended December 31, 2020
Weighted average expected terms (in years)	5	5
Weighted average expected volatility	0.00%	0.00%
Weighted average risk-free interest rate	2.50%	2.04%
Expected dividend yield	0.00%	0.00%

The grant date fair value, for options granted during the year ended December 31, 2021 was $1.25.

The grant date fair value, for options granted during the year ended December 31, 2020, was $0.435.

The following is a summary of the Company’s stock option activity for the years ended December 31, 2021 and 2020:

Weighted Average
	Options	Exercise Price	Remaining Contractual Term (Yrs)	Intrinsic Value
Outstanding at January 1, 2020	-	$-	-	$-
Options Granted	1,500,000	$0.465	4.95	-
Options Exercised	-	-	-	-
Options Forfeited / Cancelled	-	-	-	-
Outstanding at December 31, 2020	1,500,000	$0.465	3.95	$-
Exercisable at December 31, 2020(1)	-	$-	-	$-

		Weighted Average
	Options	Exercise Price	Remaining Contractual Term (Yrs)	Intrinsic Value
Outstanding at January 1, 2021	1,500,000	$0.465	3.95	$-
Options Granted	10,000	$1.25	5.00	$-
Options Exercised	-	-	-	-
Options Forfeited / Cancelled	-	-	-	-
Outstanding at December 31, 2021	1,510,000	$0.4702	3.05	$-
Exercisable at December 31, 2021	-	$-	-	$-

At December 31, 2021, total unrecognized compensation expense to employees and vendors related to stock options was $0.

The intrinsic value of stock options as of December 31, 2021 was computed using a fair market value of the common stock of $1.25/share, as compared to $ 0.465 /share for the year ended December 31, 2020.

NOTE 7. NOTES PAYABLE

During the year ended December 2018, the Company raised $175,000 by the issuance of unsecured Promissory Notes with a 90-day term to two investors (the “2018 Notes”). The 2018 Notes bear an interest rate of 18% per annum. As part of the issuance of the 2018 Notes, the note holders were entitled to receive 175,000 shares of common stock valued at $65,625. In 2019, the Company issued 125,000 shares of common stock valued at $14,383 to the holders of the 2018 Notes to extend the due date of the 2018 Notes.   As of the date of these financial statements the Company is in default on the 2018 Notes. The 2018 Notes are reflected in the accompanying balance sheet as a current liability.

During the year ended December 2019, the Company raised $75,000 by the issuance of unsecured Promissory Notes with a term of one-year to two investors (the “2019 Notes”). The 2019 Notes bear an interest rate of 8% per annum. The maturity date of the 2019 Notes have not been extended by the investors. The Company is currently in default with respect to the 2019 Notes. The 2019 Notes are reflected in the accompanying balance sheet as a current liability.

NOTE 8. CONVERTIBLE NOTES PAYABLE

During the year ended December 2021, the Company raised $1,209,000 by the issuance of unsecured Convertible Promissory Notes with a term of nine-months to multiple accredited lenders (the “2021 Notes”). The 2021 Notes bear an interest rate of 6% per annum. The 2021 Notes are convertible at the option of the holder into shares of the Company’s common stock generally at a price equal to $1.25 per share upon the closing of a public offering of the Company’s common stock in the gross amount of at least $5,000,000.  The Company is currently in default with respect to the 2021 Notes. The 2021 Notes are reflected in the accompanying balance sheet as a current liability.

F-13

NOTE 9. INCOME TAXES

There was no current or deferred income tax provision for the years ended December 31, 2021 and 2020. The components of net loss consist of losses from operations within the United States.

To date, the Company has not filed any tax returns since its inception.  Due to recurring losses, management believed that once such returns are filed, the Company would not incur any income tax liability.  By statute, as the Company has not filed its returns, all such years remain open to examination by the major taxing jurisdictions to which it is subject.

The Company’s deferred income taxes assets consist primarily of net operating loss carryforwards (“NOL’s”). As the Company has yet to file its income tax returns, it cannot estimate its NOL at this time.  The Company has a valuation allowance against the full amount of its net deferred tax assets due to the uncertainty of realization of the deferred tax assets due to the operating loss history of the Company. The Company currently provides a valuation allowance against deferred taxes when it is more likely than not that some portion, or all of its deferred tax assets will not be realized. The valuation allowance could be reduced or eliminated based on future earnings and future estimates of taxable income.

The Company’s NOL’s could be subject to certain limitations in the event there is a change in control of the Company pursuant to Internal Revenue Code Section 382, though the Company has not performed a study to determine if the loss carryforwards are subject to these Section 382 limitations.

NOTE 10. COMMITMENTS AND CONTINGENCIES

COVID-19

The Company’s business and operations have been adversely affected by the COVID-19 pandemic, as have the markets in which our customers operate. The COVID-19 pandemic has caused and continues to cause significant business and financial markets disruption worldwide and there is significant uncertainty around the duration of this disruption and its ongoing effects on our business. This has primarily manifested itself in prolonged sales cycles.

The Company continues to closely monitor the situation and the effects on its business and operations. The Company does not yet know the full extent of potential impacts on its business and operations. Given the uncertainty, the Company cannot reasonably estimate the impact on its future results of operations, cash flows or financial condition.

F-14

NOTE 11. SUBSEQUENT EVENTS

Subsequent events were reviewed through May 31, 2022.

During 2022, the Company issued convertible promissory notes in the aggregate principal amount of $460,000 to various accredited investors.  The notes carry nine-month terms and bear interest at a rate of 6.0% per annum.  The notes are convertible at the option of the holder at a price equal to $1.25 per share upon the closing of a public offering of the Company’s shares in the gross amount of at least $5,000,000.  As of the date of these financial statements the Company is in default on these notes.

During 2022, the Company received aggregate equity investments of $71,500 from various accredited investors and issued 28,600 shares of its common stock to these investors at an average purchase price per share of approximately $2.50.

During 2022, the Company issued 150,000 options to Paul Goodman and 150,000 options to Jesse Sutton pursuant to the Company’s 2020 Equity Incentive Plan, both at an exercise price of $1.25 per share

F-15

________________________________________________________________________

Shares of Common Stock

ULTIMAX DIGITAL, INC.

COMMON SHARES

PROSPECTUS

WESTPARK CAPITAL, LLC

Until            , 2022, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

 , 2022.

________________________________________________________________________

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PART II - INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuances and Distribution.

The following table indicates the expenses to be incurred in connection with the offering described in this registration statement, other than underwriting discounts and commissions, all of which will be paid by us. All amounts are estimated except the Securities and Exchange Commission registration fee, the Financial Industry Regulatory Authority, Inc., or FINRA, filing fee and The Nasdaq Capital Market application and listing fee.

SEC registration fee	$
FINRA filing fee	$
The Nasdaq Capital Stock Market Application & Listing Fee		$50,000.00
Legal fees and expenses*	$
Accounting fees and expenses*	$
Transfer Agent’s fees and expenses*	$
Printer and engraving expenses*	$
Miscellaneous*	$
TOTAL	$

* Estimated

Item 14. Indemnification of Directors and Officers.

The Company was incorporated in the State of Delaware.

Our certificate of incorporation provides that all of our directors, officers, employees and agents shall be entitled to be indemnified by us to the fullest extent permitted by the Delaware General Corporation Law (the “DGCL”).

Our certificate of incorporation also permit us to maintain insurance on behalf of any officer, director or employee for any liability arising out of his or her actions, regardless of whether Delaware law would permit such indemnification. We have purchased a policy of directors’ and officers’ liability insurance that insures our officers and directors against the cost of defense, settlement or payment of a judgment in some circumstances and insures us against our obligations to indemnify our officers and directors.

These provisions may discourage stockholders from bringing a lawsuit against our directors for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against officers and directors, even though such an action, if successful, might otherwise benefit us and our stockholders. Furthermore, a stockholder’s investment may be adversely affected to the extent we pay the costs of settlement and damage awards against officers and directors pursuant to these indemnification provisions.

107

Any repeal or amendment of provisions of our certificate of incorporation affecting indemnification rights, whether by our board of directors, stockholders or by changes in applicable law, or the adoption of any other provisions inconsistent therewith, will (unless otherwise required by law) be prospective only, except to the extent such amendment or change in law permits us to provide broader indemnification rights on a retroactive basis, and will not in any way diminish or adversely affect any right or protection existing thereunder with respect to any act or omission occurring prior to such repeal or amendment or adoption of such inconsistent provision.

The registrant also intends to enter into indemnification agreements with its future directors and executive officers. The registrant has purchased directors’ and officers’ liability insurance. The registrant believes that this insurance is necessary to attract and retain qualified directors and officers.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers, and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment of expenses incurred or paid by a director, officer or controlling person in a successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to the court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, the registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

The underwriting agreement between the registrant and the underwriters to be filed as Exhibit 1.1 to this registration statement provides for the indemnification by the underwriters of the registrant’s directors and officers and certain controlling persons against specified liabilities, including liabilities under the Securities Act with respect to information provided by the underwriters specifically for inclusion in the registration statement.

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Item 15. Recent Sales of Unregistered Securities.

In 2019, we issued and sold to two accredited investors promissory notes in the aggregate principle amount of $75,000.  In addition, we issued a total of 173,702 shares to the note investors as additional consideration under the notes.

The sales of the above-described securities were deemed to be exempt from registration under the Securities Act because they were made in reliance upon the exemption from registration provided under Section 4(a)(2) of the Securities Act and/or Regulation D promulgated thereunder.

From January 2019 to December 2019, we issued and sold to various accredited investors 1,694,135 shares of our common stock to investors who invested a total of $241,720 for an average price per share of $0.143 per share.

The sales of the above-described securities were deemed to be exempt from registration under the Securities Act because they were made in reliance upon the exemption from registration provided under Section 4(a)(2) of the Securities Act and/or Regulation D promulgated thereunder.

From January 2020 to December 2020, we issued and sold to various accredited investors 1,063,758 shares of our common stock to investors who invested a total of $287,500 for an average price per share of $0.288 per share.

The sales of the above-described securities were deemed to be exempt from registration under the Securities Act because they were made in reliance upon the exemption from registration provided under Section 4(a)(2) of the Securities Act and/or Regulation D promulgated thereunder.

From January 2021 to December 2021, we issued and sold to various accredited investors 605,814 shares of our common stock to investors who invested a total of $306,100 for an average price per share of $0.47 per share.

The sales of the above-described securities were deemed to be exempt from registration under the Securities Act because they were made in reliance upon the exemption from registration provided under Section 4(a)(2) of the Securities Act and/or Regulation D promulgated thereunder.

From January 2021 to December 2021, we issued and sold to various accredited investors convertible promissory notes in the aggregate principle amount of $1,209,000.

The sales of the above-described securities were deemed to be exempt from registration under the Securities Act because they were made in reliance upon the exemption from registration provided under Section 4(a)(2) of the Securities Act and/or Regulation D promulgated thereunder.

From January 2022 through May 2022, we issued and sold to various accredited investors 23,700 shares of common stock for a total purchase price of $57,000.

The sales of the above-described securities were deemed to be exempt from registration under the Securities Act because they were made in reliance upon the exemption from registration provided under Section 4(a)(2) of the Securities Act and/or Regulation D promulgated thereunder.

In February 2022, we issued and sold to various accredited investors convertible promissory notes in the aggregate principle amount of $240,000.

The sales of the above-described securities were deemed to be exempt from registration under the Securities Act because they were made in reliance upon the exemption from registration provided under Section 4(a)(2) of the Securities Act and/or Regulation D promulgated thereunder.

In April 2022, we issued and sold to various accredited investors convertible promissory notes in the aggregate principle amount of $220,000.

The sales of the above-described securities were deemed to be exempt from registration under the Securities Act because they were made in reliance upon the exemption from registration provided under Section 4(a)(2) of the Securities Act and/or Regulation D promulgated thereunder.

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Item 16. Exhibits and Financial Statement Schedules.

(a) Exhibits.

Exhibit No.	Exhibit Description
1.1*	Form of Underwriting Agreement
3.1*	Certificate of Incorporation
3.2*	Amendment to Certificate of Incorporation
3.3*	Bylaws
4.1*	Specimen Stock Certificate evidencing the shares of common stock
4.2*	Form of Representative Warrant
5.1*	Opinion of Cyruli Shanks & Zizmor LLP
10.1*	2020 Equity Incentive Plan
10.2*	Geminose Game Publishing Agreement dated as of August 17, 2020 by and between Ultimas, Inc. and Silver Bullet Studios Ltd.
10.3*	Game Development and License Agreement dated as of February 3, 2020 by and between Susper S.A. and Zift Interactive LLC
10.4*	Assignment, Assumption and Modification Agreement dated as of April 15, 2020 by Zift Interactive LLC and Ultimas, Inc.
10.5*	Amendment dated as of January 12, 2022 by and between Susper S.A., Zift Interactive LLC and Ultimax Digital, Inc.
10.6 *	Memorandum of Understanding dated March 29, 2022 by and between Ultimax Digital, Inc. and Mobile Global Esports Inc.
10.7 *	First Addendum dated July 18, 2022 to Memorandum of Understanding by and between Ultimax Digital, Inc. and Mobile Global Esports Inc.
14.1*	Code of Ethics
21.1*	List of Subsidiaries
23.1*	Consent of Liebman, Goldberg & Hymowitz independent registered public accounting firm
23.2*	Consent of Cyruli Shanks & Zizmor LLP (included in exhibit 5.1)
24.1	Power of Attorney (included in signature page to this registration statement)
107*	Filing Fee Table

* to be filed by amendment

(b) Financial Statement Schedules.

All financial statement schedules have been omitted, since the required information is not applicable or is not present in amounts sufficient to require submission of the schedule, or because the information required is included in the financial statements and notes thereto.

110

Item 17. Undertakings

Insofar as indemnification for liabilities arising under the Securities Act “may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(a) Rule 415 Offering. The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

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(i) The undersigned Registrant hereby undertakes that it will:

a. for determining any liability under the Securities Act of 1933, treat the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant under Rule 424(b)(1), or (4) or 497(h) under the Securities Act of 1933 as part of this registration statement as of the time the Commission declared it effective.

b. for determining any liability under the Securities Act of 1933, treat each post-effective amendment that contains a form of prospectus as a new registration statement for the securities offered in the registration statement, and that offering of the securities at that time as the initial bona fide offering of those securities.

That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser, if the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

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SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on July ___, 2022.

ULTIMAX DIGITAL, INC.

By:
Chief Executive Officer (principal executive officer)

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Jesse Sutton and Paul Goodman, and each of them (with full power to each of them to act alone), his true and lawful attorneys-in-fact and agents, with full power of substitution and re-substitution, for him and on his behalf and in his name, place and stead, in any and all capacities, to sign, execute and file this registration statement under the Securities Act of 1933, as amended, and any or all amendments (including, without limitation, post-effective amendments) to this registration statement, with all exhibits and any and all documents required to be filed with respect thereto, with the Securities and Exchange Commission or any other regulatory authority, granting unto such attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing appropriate or necessary to be done in order to effectuate the same, as fully to all intents and purposes as he himself might or could do in person, hereby ratifying and confirming all that such attorneys-in-fact and agents, or any of them, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement on Form S-1 has been signed by the following persons in the capacities and on the dates indicated.

Name	Title	Date
Jesse Sutton

/s/	Chief Executive Officer and President (Principal Executive Officer)	2022

Paul Goodman

/s/	President and Chief Financial Officer (Principal Financial Officer)	2022

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